As filed with the Securities and Exchange Commission on January 18, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FRANCESCA’S HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	5632	20-8874704
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Francesca’s Collections, Inc.

Attention: Kal Malik, Executive Vice President, General Counsel

3480 W. 12th Street

Houston, Texas 77008

(713) 864-1358

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John De Meritt

President and Chief Executive Officer

3480 W. 12th Street

Houston, Texas 77008

(713) 864-1358

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Sung Pak, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000	LizabethAnn R. Eisen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐ Accelerated filer  ☐  Non-accelerated filer  ☒ (Do not check if a  smaller reporting company) Smaller reporting company  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	10,350,000	$22.21	$229,873,500	$26,344

(1)	Includes 1,350,000 shares that may be purchased by the underwriters to cover the underwriters’ option to purchase additional shares of our common stock from the selling stockholders at the public offering price less the underwriters’ discount. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices for the registrant’s common stock on January 13, 2012 pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 18, 2012

9,000,000 Shares

Francesca’s Holdings Corporation

Common Stock

This is a public offering of 9,000,000 shares of common stock of Francesca’s Holdings Corporation. The selling stockholders, which include certain of our officers identified in this prospectus are offering all 9,000,000 of the shares offered hereby, and we will not receive any of the proceeds from this offering. We will bear all of the offering expenses other than the underwriting discount.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FRAN.” The last reported sale price of our common stock on January 17, 2012 was $22.37 per share.

See “Risk Factors” on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 9,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,350,000 shares from the selling stockholders identified in this prospectus at the initial price to the public less the underwriting discount. We will not receive any proceeds from the sale of any of the additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2012.

Goldman, Sachs & Co.	J.P. Morgan

Stifel Nicolaus Weisel	KeyBanc Capital Markets

Prospectus dated                     , 2012.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, and not the underwriters, have ultimate authority over the statements contained in this prospectus and in any free writing prospectus we have prepared, including the content of those statements and whether and how to communicate them. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Basis of Presentation

We operate on a fiscal calendar which in a given fiscal year consists of a 52- or 53-week period ending on the Saturday closest to January 31st. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 52 weeks of operations in fiscal year 2010, which ended January 29, 2011, 52 weeks of operations in fiscal year 2009, which ended January 30, 2010, and 52 weeks of operations in fiscal year 2008, which ended January 31, 2009. For fiscal year 2007, which ended on December 31, 2007, and prior periods, the company operated on a fiscal calendar year ending December 31st. The quarterly reporting periods contained in the unaudited consolidated financial statements included in this prospectus consist of 13-week periods ending on October 29, 2011 and October 30, 2010.

Industry and Market Data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been prepared from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source. Further, while we believe the market opportunity information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks

We operate under our trademark “francesca’s collections®” which is registered under applicable intellectual property laws. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements” for more information.

We are a holding company and all of our business operations are conducted through our wholly owned indirect subsidiary, Francesca’s Collections, Inc. (“Francesca’s Collections”), a corporation formed and existing under the laws of the State of Texas. Francesca’s Collections is wholly owned by Francesca’s LLC (“Parent”), a limited liability company formed and existing under the laws of the State of Delaware. Parent is a wholly owned subsidiary of Francesca’s Holdings Corporation (“Holdings”). Except where the context otherwise requires or where otherwise indicated, the terms “Francesca’s,” “we,” “us,” “our,” “the company,” “our company” and “our business” refer to Holdings and its consolidated subsidiaries as a combined entity. Some differences in the numbers in the tables and text throughout this prospectus may exist due to rounding.

Our Company

francesca’s collections® is one of the fastest growing specialty retailers in the United States. Our retail locations are designed and merchandised to feel like independently owned, upscale boutiques and provide our customers with an inviting, intimate and differentiated shopping experience. We believe we offer compelling value with a diverse and uniquely balanced mix of high-quality, trend-right apparel, jewelry, accessories and gifts at attractive prices. We tailor our assortment to appeal to our core 18-35 year-old, fashion conscious, female customer, although we find that women of all ages are attracted to our eclectic and sophisticated merchandise selection and boutique setting. We carry a broad selection but limited quantities of individual styles and introduce new merchandise to our boutiques five days a week to create a sense of scarcity and newness, which helps drive customer shopping frequency and loyalty.

Our boutiques have been successful across a wide variety of geographic markets and shopping venues. We believe we have an opportunity to continue to grow our boutique base from 283 locations in 41 states as of October 29, 2011 to approximately 900 boutiques in the United States over the next seven to ten years by capitalizing on the flexibility and compelling economics of our boutiques. Our merchandise is also available through our e-commerce website, www.francescascollections.com.

We believe that through the strength of our business model and our disciplined operating philosophy, we have achieved strong financial performance and growth that is among the best in the specialty retail sector:

•

For the thirteen weeks ended October 29, 2011, our net sales were $50.0 million, an increase of 42.6%, from $35.1 million for the thirteen weeks ended October 30, 2010. Income from operations decreased by 4.2% from $8.4 million for the thirteen weeks ended October 30, 2010 to $8.0 million October 29, 2011 principally due to the recognition of $2.3 million in non-cash stock-based compensation associated with the accelerated vesting of certain options in connection with the initial public offering of our common stock (the “IPO”) in July 2011. Our comparable boutique sales increased by 6.5% for the thirteen weeks ended October 29, 2011. For the same period in the prior year, comparable boutique sales increased by 21.1%.

•	Between fiscal year 2008 and 2010, our net sales increased from $52.3 million to $135.2 million, representing a compound annual growth rate of 60.8%.

•	Our comparable boutique sales increased by 15.2% in fiscal year 2010 after a 9.8% increase in fiscal year 2009.

•	Between the end of fiscal year 2008 and 2010 our boutique count increased from 111 to 207, representing a compound annual growth rate of 36.6%.

•	Between fiscal year 2008 and 2010 our income from operations increased from $7.0 million to $29.6 million, representing a compound annual growth rate of 106.2%.

Competitive Strengths

We believe the following strengths differentiate us from our competitors and are key drivers of our success:

•

Proven Trend-Right Merchandise Delivered at a Compelling Value.    We believe our ability to quickly identify and respond to emerging fashion and lifestyle trends positions us to consistently offer high-quality, trend-right apparel, jewelry, accessories and gifts at prices that ‘surprise and delight’ our customers. We offer a broad selection of merchandise, but intentionally purchase small quantities of individual items for each boutique such that we frequently replenish our boutiques with new merchandise, keeping the shopping experience fresh and exciting for our customers. Our ability to make decisions quickly on trend-right items combined with the short lead times of our vendors, maximizes our speed to market, as it generally takes only four to twelve weeks from the time an order is placed to the time merchandise is available on the boutique floor. With these short lead times, we are able to make more informed buying decisions to meet customers’ merchandise expectations, and to react quickly to changing fashion trends. This approach, combined with our uniquely balanced product mix of approximately 50% apparel and 50% jewelry, accessories and gifts, is designed to encourage more frequent visits by our customers and reduce the seasonal fluctuations and margin erosion experienced by many other specialty retailers.

•

Differentiated Shopping Experience.    We believe our warm and inviting boutiques and eclectic merchandise create a unique environment. Our passionate boutique managers and associates are encouraged to infuse each boutique with their personality, which increases their motivation and enhances the feel of an independent, upscale boutique shopping experience. We believe these attributes, along with our strategy of carrying a broad selection but limited quantities of individual styles, create a unique ‘treasure hunt’ atmosphere that strongly appeals to our customers and differentiates us in the marketplace.

•

Powerful Boutique Economics and Rigorous Real Estate Selection Process.    We have a proven boutique format that works across a wide variety of shopping venues, market sizes, climates and demographics. Our boutiques average approximately 1,400 square feet, which is meaningfully smaller than most specialty retailers. The performance of our boutiques and our flexible real estate format enhance our ability to secure prominent, highly visible locations in regional malls, lifestyle centers, street locations and strip centers. We deploy a rigorous real estate selection process with all new boutique opportunities measured against specific financial and geographic criteria. Over the previous two fiscal years our new boutiques have generated first year cash-on-cash returns in excess of 150% and payback periods of less than one year, allowing the company to fund growth from internally generated cash flow.

•

Solid and Scalable Infrastructure.    We continually invest in systems, controls and human resources to support our growth. In recent years we have made significant improvements to the infrastructure of our finance, buying and planning, real estate and IT departments. For instance, we believe that we have developed an integrated sourcing, distribution and merchandising process that is scalable and will facilitate the continued growth in the number of boutiques we operate. We also recently replaced our merchandise management, allocation and analytics systems with a new enterprise technology platform. In addition, we entered into a lease for a new headquarters and distribution facility which we believe will be sufficient to support our growth plans for several years. As we focus almost exclusively on organic, viral and in-boutique marketing to increase customer loyalty and build our brand image, we do not believe that we will require significant investments in traditional marketing and advertising initiatives as we expand our boutique base.

•

Experienced Management Team with a Disciplined Operating Philosophy.    Our senior management has extensive experience across a broad range of disciplines in the retail industry, including merchandising, real estate, supply chain and finance. Our highly skilled executive team includes two of our Founders (as defined below), John De Meritt, our President and Chief Executive Officer, and Kyong Gill, our Executive Vice Chairperson. Together they lead a dynamic team with a strong background at companies such as David’s Bridal, Chico’s, CVS, Banana Republic, Nordstrom and J.C. Penney.

Growth Strategy

We believe we can continue to grow our revenues and earnings by executing on the following strategies:

•

Grow Our Boutique Base.    We believe we have the potential to grow our base from 283 locations in 41 states as of October 29, 2011 to approximately 900 boutiques in the U.S. over the next seven to ten years. We opened 62 new boutiques in fiscal year 2010 and by the end of our third fiscal quarter in 2011, we opened 76 new boutiques, which completed our planned new boutique openings for fiscal year 2011. We plan to open approximately 75 new boutiques and one outlet store in fiscal year 2012. Going forward, we expect the economics of our new boutiques to continue to be compelling.

•

Drive Comparable Boutique Sales.    We intend to drive comparable boutique sales by maintaining our distinctive approach to merchandising, refining our differentiated boutique experience and increasing the sophistication of our buying and planning infrastructure.

•

Expand the Penetration and Presence of our E-Commerce Business.    Our e-commerce sales grew by 85% in fiscal year 2010 and 47% in the thirty-nine weeks ended October 29, 2011 but only represented 1.4% and 1.3% of our total net sales, respectively. We expect sales from this channel to continue to grow as consumers become more aware of our e-commerce capabilities and we open boutiques in new markets.

•

Enhance Operating Margins.    Our strong expected boutique growth should permit us to take advantage of economies of scale in merchandising and sourcing and to also leverage our existing infrastructure, corporate overhead and other fixed costs.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including all of the risks discussed in the section entitled “Risk Factors,” beginning on page 12 of this prospectus, before investing in our common stock. Risks relating to our business include, among others:

•	we may not be able to effectively anticipate, identify and respond quickly to changing fashion trends and customer preferences;

•

we may not be able to execute our growth strategy if we are unable to identify suitable locations to open new boutiques, obtain favorable lease terms, attract customers to our boutiques, hire and retain personnel and maintain sufficient levels of cash flow to support our expansion;

•

in connection with the audit of our consolidated financial statements as of and for the fiscal year ended January 31, 2009, the company identified a material weakness in our internal control over financial reporting for such period which related to accounting for convertible redeemable preferred stock. We have taken steps to remediate our internal control deficiencies, however, there are no assurances that the measures we have taken were completely effective or that similar weaknesses will not recur;

•	we may face disruptions in our current or planned new information systems;

•	we may not be able to effectively manage our operations, which have grown rapidly, or our future growth;

•	we may be adversely impacted by economic conditions and the lack of success of the malls and shopping centers where our boutiques are located;

•	we operate in the highly competitive specialty retail apparel and accessories industry and may face increased competition;

•	we may not be able to maintain or improve levels of comparable boutique sales; and

•	we may not be able to obtain merchandise quickly and at competitive prices if any deterioration or change occurs in our vendor relationships or their businesses.

Our Principal Stockholders

Upon the completion of this offering, affiliates of CCMP Capital Advisors, LLC (collectively referred to as “CCMP”), on the one hand, and Mr. Chong Yi, Ms. Kyong Gill, Ms. Insuk Koo and Mr. John De Meritt (collectively referred to as the “Founders”), on the other hand, are expected to own approximately 42%, and 9%, respectively, of our outstanding common stock, or 38%, and 9%, respectively, if the underwriters’ option to purchase additional shares is fully exercised. As a result, CCMP and the Founders will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.” However, upon completion of this offering we will cease to be a “controlled company” under the governance rules of The Nasdaq Stock Market. See “Management—Board Composition and Election of Directors—Director Independence and Controlled Company.”

CCMP is a private equity firm specializing in buyouts and growth equity investments in companies ranging from $500 million to more than $3 billion in size. With offices in New York, Houston and London, CCMP focuses on four primary industries: Consumer, Industrial, Energy and Healthcare. Investments under management in its current fund, CCMP Capital Investors II, L.P. include, in addition to the investment in our company, ARAMARK Holdings Corporation, Chaparral Energy Inc., Edwards Group PLC, Generac Holdings Inc., Infogroup Inc. and LHP Hospital Group.

We, CCMP, the Founders and certain other stockholders that are part of our executive management team are parties to a stockholders agreement. Pursuant to the stockholders’ agreement, CCMP has the right at any time, but on not more than five occasions, to require us to use our best efforts to register any or all of the shares held by CCMP on Form S-1 promulgated under the Securities Act at our expense. In addition, the Founders and certain other stockholders (which include members of our management) have the right on a single occasion, upon the request of the holders representing a majority of the shares held by such Founders and other stockholders, to require us to use our best efforts to register any or all of the shares held thereby at any time following the 12-month anniversary of a qualified initial public offering (as defined in the stockholders’ agreement) of our common stock. The stockholders’ agreement also grants CCMP, the Founders and certain other stockholders (which include members of our management) “piggyback” registration rights. If we register any of our securities the holders of these shares are entitled to include their shares in the registration. After the completion of this offering, the holders of approximately 22,263,054 shares of our common stock will be entitled to additional short-form registration rights, commencing on the date that we become eligible to register securities on Form S-3.

Corporate and Other Information

We opened our first boutique in Houston, Texas in 1999. John De Meritt, our President and Chief Executive Officer, and Kyong Gill, our Executive Vice Chairperson, are two of the original four Founders of francesca’s collections®. In February 2010, CCMP acquired a controlling interest in the company with the goal of supporting Mr. De Meritt and the management team in accelerating our growth.

Holdings was incorporated in Delaware in 2007. We are a holding company and all of our business operations are conducted through Francesca’s Collections, our wholly owned operating subsidiary. Francesca’s Collections was formed in 2006 and is the successor-in-interest of PFD II, Inc., a corporation incorporated in 1999 under the laws of the State of Texas. In 2002, we incorporated Francesca’s Collections of CA, Inc., under the laws of California to own and operate our boutiques in California. In 2008, Francesca’s Collections of CA, Inc., was merged into Francesca’s Collections and as a result of such merger, Francesca’s Collections of CA, Inc. ceased to exist.

Office Location

Our principal executive office is located at 3480 W. 12th Street, Houston, Texas 77008, our telephone number is (713) 864-1358 and our fax number is (713) 426-2751. We maintain a website at www.francescascollections.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

Recent Developments

Net sales for the two-month period ended December 31, 2011 increased 52.7% to $49.2 million compared to $32.2 million for the same period of 2010. Comparable boutique sales increased 14.1% for the two-month period of 2011 following a comparable boutique sales increase of 15.6% in the same period of 2010. This reflects only the first two months of our fourth quarter. We estimate that our net sales for the fourth quarter will be in the range of $58.5 to $59.5 million assuming a comparable boutique sales increase of 9% to 11% following a 14.5% increase in the same period last year, and expect net income for the quarter to be in the range of $7.1 million to $7.6 million or $0.16 to $0.17 per diluted share compared to $0.11 per share in the fourth quarter of the prior year. These estimated ranges are preliminary and may change. We and our auditors have not begun our normal quarterly and annual closing and review procedures for the quarter and year ended January 28, 2012, and there can be no assurance that final results for our fourth quarter or annual period will not differ from our estimated results, including as a result of the third month of our fourth quarter or as a result of quarter-end and annual closing procedures or review adjustments. In addition, the estimates for this two-month period and the fourth quarter will be subject to quarter and year-end closing procedures and/or adjustments, and should not be viewed as a substitute for full interim and annual financial statements prepared in accordance with GAAP that have been reviewed and/or audited by our auditors. These preliminary results could change materially and are not necessarily indicative of the results to be achieved for our fourth quarter or any future period. As a result of the foregoing considerations and the other limitations described herein, investors are cautioned not to place undue reliance on this preliminary financial information. See “Risk Factors—Risks Related to Our Business—There are material limitations with making estimates of our results for current or prior periods prior to the completion of our and our auditors’ normal review procedures for such periods,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	9,000,000 shares.

10,350,000 shares if the underwriters exercise their option to purchase additional shares in full.

Common stock to be outstanding immediately after this offering	43,538,592 shares.

Use of proceeds	We will not receive any proceeds from this offering. See “Use of Proceeds.”

Principal Stockholders	Upon completion of this offering, CCMP will no longer own a controlling interest in us and we will no longer be able to avail ourselves of the controlled company exemption under the corporate governance rules of The NASDAQ Stock Market. Our board of directors will take all action necessary to comply with such corporate governance rules subject to the applicable phase-in periods, including the appointment of a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors.

Dividend Policy	We have not paid any dividends since our IPO. We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. See “Dividend Policy”.

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read the information set forth under “Risk Factors” beginning on page 12 of this prospectus, together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Symbol for trading on The NASDAQ Global Select Market	“FRAN”

Conflicts of Interest

One or more affiliates of J.P. Morgan Securities LLC beneficially own more than 10% of CCMP Capital Investors II, L.P., which is a stockholder in the company. Because J.P. Morgan Securities LLC is an underwriter and its affiliates beneficially, through CCMP Capital Investors II, L.P., own more than 10% of the company, J.P. Morgan Securities LLC is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA Rule 5121(f)(3), exists. For more information, see “Underwriting.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock to be outstanding immediately after this offering:

•	excludes 3,185,112 shares of common stock issuable upon the exercise of options outstanding as of January 12, 2012, at a weighted average exercise price of $8.68 per share; and

•	excludes 2,293,266 shares of our common stock reserved for future issuance under our 2011 Stock Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our summary consolidated financial information and operating data as of the dates and for the periods indicated. Our summary consolidated financial data for each of the years ended January 29, 2011, January 30, 2010 and January 31, 2009 and the selected consolidated balance sheet data as of January 29, 2011 and January 30, 2010 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of January 31, 2009 has been derived from our audited consolidated balance sheet, which is not included in this prospectus. The selected consolidated financial data for each of the thirty-nine weeks ended October 29, 2011 and October 30, 2010 and the selected consolidated balance sheet data as of October 29, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of October 30, 2010 has been derived from our unaudited consolidated financial statements not included in this prospectus.

We operate on a fiscal calendar which in a given fiscal year consists of a 52- or 53-week period ending on the Saturday closest to January 31st. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 52 weeks of operations in fiscal year 2010, which ended January 29, 2011, 52 weeks of operations in fiscal year 2009, which ended January 30, 2010, and 52 weeks of operations in fiscal year 2008, which ended January 31, 2009. For fiscal year 2007, which ended on December 31, 2007, and prior periods, the company operated on a fiscal calendar year ending December 31st. Our interim reporting periods in the unaudited consolidated financial statements included in this prospectus consist of 39-week periods ending October 29, 2011 and October 30, 2010.

The historical results presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period may not necessarily be indicative of the results that may be expected for a full year. The following summaries of our consolidated financial and operating data for the periods presented should be read in conjunction with “Risk Factors”, “Selected Consolidated Financial and Operating Data”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

Consolidated Statements of Operations	Thirty-Nine Weeks Ended		Fiscal Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands, except per share amounts)
Net sales(1)	$142,506	$95,293	$135,176	$79,367	$52,290
Cost of goods sold and occupancy costs(2)	68,048	45,717	65,008	37,244	25,358

Gross profit	74,458	49,576	70,168	42,123	26,932
Selling, general and administrative expenses	45,388	28,845	40,525	24,641	19,962

Income from operations	29,070	20,731	29,643	17,482	6,970
Interest income (expense)	(4,529)	—	(1,633)	2	4
Loss on early extinguishment of debt	(1,591)	—	—	—	—
Other income (expense)	248	103	(2)	38	14

Income before income tax expense	23,198	20,834	28,008	17,522	6,988
Income tax expense	9,050	8,267	11,113	6,918	2,382

Net income	14,148	12,567	16,895	10,604	4,606
Increase in redemption value of convertible redeemable preferred stock	—	—	—	(60,271)	—
Convertible redeemable preferred stock accrued dividends	—	—	—	(2,022)	(1,641)

Net income (loss) available to stockholders	$14,148	$12,567	$16,895	$(51,689)	$2,965
Less: income attributable to participating securities	—	—	—	—	(1,038)

Net income (loss) available to common stockholders	$14,148	$12,567	$16,895	$(51,689)	$1,927

Basic earnings (loss) per common share(3)	$0.34	$0.32	$0.43	$(1.99)	$0.07
Diluted earnings (loss) per common share(3)	$0.33	$0.31	$0.41	$(1.99)	$0.07
Dividends declared per common share	$—	$—	$2.39	—	—
Weighted average shares outstanding:(4)
Basic shares	41,601	39,030	39,385	26,000	26,000
Diluted shares	42,421	40,625	40,907	26,000	26,000

Consolidated Balance Sheet Data	As of Thirty-Nine Weeks Ended		As of Fiscal Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands, except percentages)
Total current assets	$39,924	$37,977	$31,721	$22,318	$13,036
Total assets	72,595	57,868	59,124	31,218	16,830
Total liabilities	64,938	19,946	114,592	8,242	4,556
Convertible redeemable preferred stock—series A	—	—	—	85,854	23,561
Total stockholders’ equity (deficit)	7,657	37,922	(55,468)	(62,878)	(11,287)

Operating Data:
Comparable boutique sales growth for period(5)	8.4%	15.5%	15.2%	9.8%	(6.3)%
Number of boutiques open at end of period (not in thousands)	283	206	207	147	111
Net sales per average square foot for period (not in thousands)(6)	$373	$346	$508	$429	$384
Average square feet (7)	382	275	266	185	136
Total gross square feet at end of period	399	294	296	210	158

(1)	Net sales plus shipping and handling fees.
(2)	Cost of goods sold and occupancy costs include the direct cost of purchased merchandise, freight costs from our suppliers to our distribution centers and freight costs for merchandise shipped directly from our vendors to our boutiques, allowances for inventory shrinkage and obsolescence, boutique occupancy costs including rent, utilities, common area maintenance, property taxes, depreciation, and boutique repair and maintenance costs, and shipping costs related to e-commerce sales.
(3)	Please see note 2 to our consolidated financial statements and note 2 to our unaudited consolidated financial statements included elsewhere in this prospectus, for an explanation of per share calculations.
(4)	On April 28, 2010, the company authorized a split of its outstanding and authorized common stock in the ratio of four hundred to one. Accordingly, our consolidated financial data included elsewhere in this prospectus have been adjusted to reflect the effects of the stock split on common shares and per share amounts for all periods presented.
(5)	A boutique is included in comparable boutique sales on the first day of the fifteenth full month following the boutique’s opening. When a boutique that is included in comparable boutique sales is relocated, we continue to consider sales from that boutique to be comparable boutique sales. If a boutique is closed for thirty days or longer for a remodel or as a result of weather damage, fire or the like, we no longer consider sales from that boutique to be comparable boutique sales. E-commerce sales are excluded from comparable boutique sales.
(6)	Net sales per average square foot are calculated by dividing net sales for the period by the average square feet during the period (see footnote 7 below).
(7)	Because of our rapid growth, for purposes of providing a sales per square foot measure we use average square feet during the period as opposed to total gross square feet at the end of the period. For periods consisting of more than one fiscal quarter, average square feet is calculated as (a) the sum of the total gross square feet at the end of each fiscal quarter, divided by (b) the number of quarters. For individual quarterly periods, average square feet is calculated as (a) the sum of total gross square feet at the beginning and end of the period, divided by (b) two. There may be variations in the way in which some of our competitors and other retailers calculate sales per square foot or similarly titled measures. As a result, data in this prospectus regarding our average square feet and net sales per average square foot for period may not be comparable to similar data made available by other retailers.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making a decision to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operation, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our success depends on our ability to anticipate, identify and respond quickly to new and changing fashion trends, customer preferences and other factors, and our inability to anticipate, identify and respond to these changes and trends could have a material adverse effect on our business, financial condition and results of operations.

Our core market, apparel, jewelry, accessories and gifts for women from 18 to 35-years old, is subject to rapidly shifting fashion trends, customer tastes and demands. Accordingly, our success is dependent on our ability to anticipate, identify and respond to the latest fashion trends and customer demands, and to translate such trends and demands into appropriate, saleable product offerings in a timely manner. A small number of our employees are primarily responsible for performing this analysis and making product purchase decisions. Our failure to anticipate, identify or react swiftly and appropriately to new and changing styles, trends or desired image preferences or to accurately anticipate and forecast demand for certain product offerings is likely to lead to lower demand for our merchandise, which could cause, among other things, sales declines, excess inventories and a greater number of markdowns. Further, if we are not able to anticipate, identify and respond to changing fashion trends and customer preferences, we may lose customers and market share to those of our competitors who are able to better anticipate, identify and respond to such trends and preferences. In addition, because our success depends on our brand image, our business could be materially adversely affected if new product offerings are not accepted by our customers. There can be no assurance that our new product offerings will be met with the same level of acceptance as our past product offerings or that we will be able to adequately respond to fashion trends in a timely manner or the preferences of our customers. If we do not accurately forecast or analyze fashion trends and sales levels, our business, financial condition and results of operations will be adversely affected.

If we are not able to successfully maintain a broad and shallow merchandise assortment, we may be unable to attract a sufficient number of customers to our boutiques or sell sufficient quantities of our merchandise through our e-commerce business, which could result in excess inventories and markdowns.

We use the term broad and shallow to refer to a diverse merchandise assortment with relatively small inventory of each product. We believe that our strategy to offer our customers a broad and shallow merchandise assortment has contributed significantly to the success of our business. Among other things, we believe that this strategy creates a constant sense of newness and scarcity value, which drives repeat boutique visits and increased sales. In addition, we believe that this strategy helps us reduce markdowns. There can be no assurance that we will be able to continue to adequately stock our boutiques with a sufficiently broad and shallow assortment of merchandise. As we increase order volumes in connection with opening new boutiques and expanding our e-commerce business, it may become increasingly difficult for us to accurately forecast the optimal amount of merchandise to order from our vendors and continue to offer a broad and shallow merchandise assortment at each boutique. If we are unable to offer a broad and shallow merchandise assortment, customers may choose to visit our boutiques less frequently, our brand could be impaired, our market share may decline and our results of operations could deteriorate. Further, any failure to maintain a broad and shallow merchandise assortment could lead to excess inventories which could lead to markdowns.

Our growth strategy depends in large part upon our ability to successfully open and operate new boutiques each year in a timely and cost-effective manner.

Our strategy to grow our business depends in large part on continuing to successfully open a substantial number of new boutiques each year for the foreseeable future. The success of this strategy will depend largely upon our ability to find a sufficient number of suitable locations, our ability to recruit, hire and train qualified personnel to operate our new boutiques and our ability to scale our infrastructure to successfully integrate our new boutiques.

Our ability to successfully open and operate new boutiques depends on many factors that may be outside of our control including, among others, our ability to:

•

identify desirable boutique locations, primarily in malls, lifestyle centers, street locations and strip centers, as well as other types of shopping venues and outlet malls, which may be difficult and costly, particularly in an improving real estate environment;

•	negotiate acceptable lease terms, including favorable levels of tenant allowances, which may be difficult, particularly in an improving real estate environment;

•

maintain out-of-pocket, build-out costs in line with our boutique economic model, including by receiving expected levels of tenant allowances for a portion of our construction expenses, and managing these construction expenses at reasonable levels, which may be difficult, particularly in an improving real estate environment;

•	efficiently source and distribute additional merchandise;

•	hire, train and retain a growing workforce of boutique managers, boutique associates and other personnel;

•	successfully integrate new boutiques into our existing control structure and operations, including our information technology systems;

•	efficiently expand the operations of our distribution facility to meet the needs of a growing boutique network;

•	identify and satisfy the merchandise and other preferences of our customers in new geographic areas and markets; and

•	address competitive, merchandising, marketing, distribution and other challenges encountered in connection with expansion into new geographic areas and markets.

Our near-term expansion plans have us opening new boutiques in or near the areas where we have existing boutiques. To the extent that we open boutiques in markets where we already have existing boutiques, we may experience reduced net sales at those existing boutiques. Also, if we expand into new geographic areas, we will need to successfully identify and satisfy the fashion preferences of customers in those areas. In addition, we will need to address competitive, merchandising, marketing, distribution and other challenges encountered in connection with any expansion and our limited brand recognition in new markets may limit our expansion strategy and cause our business and growth to suffer.

Finally, we cannot assure you that any newly opened boutiques will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing boutiques in our estimated time periods, or at all. If our boutiques fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed and we may incur significant costs associated with closing or relocating boutiques. In addition, our current expansion plans are only estimates, and the actual number of boutiques we open each year and the actual number of suitable locations for our new boutiques could differ significantly from these estimates. If we fail to successfully open and operate new boutiques and execute our growth plans, the price of our common stock could decline.

We may not be able to efficiently source and distribute the additional merchandise quantities necessary to support our growth.

Our success depends on our ability to source and distribute merchandise efficiently. The sourcing of our merchandise is dependent, in part, on our relationships with our vendors. If we are unable to maintain these relationships we may not be able to continue to source merchandise at competitive prices that appeal to our customers. If we do not succeed in maintaining good relationships with our vendors or if our growth outpaces the ability of our vendors to scale up and the company cannot identify new vendors to meet the demand for additional merchandise production, the company could see its costs go up or the delivery time on its new orders substantially increase.

Increases in the cost of the raw materials or other inputs used in the production of our merchandise could result in the loss of suppliers, increase our cost of goods sold and occupancy costs and adversely affect our financial results.

The success of our business is in part driven by the compelling price-value proposition we offer our customers. If the costs of the raw materials, particularly cotton, leather and synthetics, used in producing our merchandise increase, our vendors would look to pass these cost increases along to us. The price and availability of such raw materials may fluctuate significantly, depending on many factors which are outside of our control, including commodity prices, crop yields and weather patterns. If our vendors attempt to pass any cost increases on to us and we refuse to pay the increases, we could lose certain vendors as suppliers, resulting in the risk that we could not fill our orders in a timely manner or at all. If we pay the increases, we could either attempt to raise retail prices, which could adversely affect our sales and our brand image, or choose not to raise prices, which could adversely affect the profitability of our merchandise sales.

We are planning to replace several core information technology systems, which could disrupt our operations and adversely affect our financial results.

We recently completed the process of upgrading our existing merchandising, warehousing and point-of-sale applications to the latest supported software releases for these applications. The purpose of the upgrade is to allow the company to scale for the boutique growth that occurred in calendar year 2011 and that is planned during calendar year 2012 and over the next several years. Additionally, this upgrade will allow us to continue to operate our business while we are preparing to launch our new enterprise technology platform.

In fiscal year 2011, we replaced our previous merchandise management, merchandise planning and allocation and merchandise analytics systems with a new enterprise technology platform. These replacements were completed in the third quarter of fiscal year 2011.

During the first quarter of fiscal year 2012, we plan to begin to replace our boutiques’ point-of-sale software system which will complete the implementation of our new enterprise technology platform. Also, our accounting system may need to be upgraded and replaced over time depending on our growth.

The risks associated with the above information technology systems changes, as well as any failure of such systems to operate effectively, could disrupt and adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, including the implementation of our internal controls over financial reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failures or problems.

We believe that other companies have experienced significant delays and cost overruns in implementing similar systems changes, and we may encounter problems as well. We may not be able to successfully implement these new systems or, if implemented, we may still face unexpected disruptions in the future. Any resulting disruptions could harm our business, prospects, financial condition and results of operations.

Our current growth plans will place a strain on our existing resources and could cause us to encounter challenges we have not faced before.

As our number of boutiques and our e-commerce sales grow, our operations will become more complex. While we have grown substantially as a company since inception, much of this growth occurred recently in fiscal years 2010 and 2011. As we move forward, we expect our growth to bring new challenges that we have not faced before. Among other difficulties that we may encounter, this growth will place a strain on our existing infrastructure, including our distribution facilities, information technology systems, financial controls, real estate and boutique operations staffs, may make it more difficult for us to adequately forecast expenditures, such as real estate and construction expenses, budgeting will become more complex, and we may also place increased burdens on our vendors, as we will likely increase the size of our merchandise orders. The increased demands that our growth plans will place on our infrastructure may cause us to operate our business less efficiently, which could cause a deterioration in the performance of our existing boutiques. New order delivery times could lengthen as a result of the strains that growth will place on our existing resources and our growth may make it otherwise difficult for us to respond quickly to changing trends, consumer preferences and other factors. This could impair our ability to continue to offer trend-right merchandise which could result in excess inventory, greater markdowns, loss of market share and decreased sales.

In addition, our planned expansion is expected to place increased demands on our existing operational, managerial, administrative and other resources. Specifically, our inventory management systems and personnel processes may need to be further upgraded to keep pace with our current growth strategy. We cannot anticipate all of the demands that our expanding operations will impose on our business, and our failure to appropriately address these demands could have an adverse effect on us.

Our business is sensitive to consumer spending and economic conditions.

Consumer purchases of discretionary retail items and specialty retail products, which include our apparel, jewelry, accessories and gifts, may be adversely affected by economic conditions such as employment levels, salary and wage levels, the availability of consumer credit, inflation, high interest rates, high tax rates, high fuel prices and consumer confidence with respect to current and future economic conditions. Consumer purchases may decline during recessionary periods or at other times when unemployment is higher or disposable income is lower. These risks may be exacerbated for retailers like us that focus significantly on selling discretionary fashion merchandise. Consumer willingness to make discretionary purchases may decline, may stall or may be slow to increase due to national and regional economic conditions. Our financial performance is particularly susceptible to economic and other conditions in regions or states where we have a significant number of boutiques. There remains considerable uncertainty and volatility in the national and global economy. Further or future slowdowns or disruptions in the economy could adversely affect mall traffic and new mall and shopping center development and could materially and adversely affect us and our growth plans. We may not be able to maintain our recent rate of growth in net sales if there is a decline in consumer spending.

In addition, a deterioration of economic conditions and future recessionary periods may exacerbate the other risks faced by our business, including those risks we encounter as we attempt to execute our growth plans. Such risks could be exacerbated individually or collectively.

We operate in the highly competitive specialty retail apparel and accessories industry and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could adversely impact our growth and market share.

We face intense competition in the specialty retail apparel and accessories industry. We compete on the basis of a combination of factors, including price, breadth, quality and style of merchandise, as well as our in-boutique experience and level of customer service, our brand image and our ability to anticipate, identify and respond to new and changing fashion trends. While we believe that we compete primarily with specialty retailers and internet businesses that specialize in women’s apparel and accessories, we also face competition from department stores, mass merchandisers and value retailers. We believe our primary competitors include specialty apparel and accessories retailers that offer their own private labels, including, among others, White House | Black Market, Ann Taylor Loft, Charlotte Russe and Anthropologie. In addition, our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have an adverse effect on our business.

We also compete with a wide variety of large and small retailers for customers, vendors, suitable boutique locations and personnel. The competitive landscape we face, particularly among specialty retailers, is subject to rapid change as new competitors emerge and existing competitors change their offerings. We cannot assure you that we will be able to compete successfully and navigate the shifts in our market.

Many of our competitors are, and many of our potential competitors may be, larger and have greater name recognition and access to greater financial, marketing and other resources. Therefore, these competitors may be able to adapt to changes in trends and customer desires more quickly, devote greater resources to the marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies than we can. As a result, we may lose market share, which could reduce our sales and adversely affect our results of operations. Many of our competitors also utilize advertising and marketing media which we do not, including advertising through the use of direct mail, newspapers, magazines, billboards, television and radio, which may provide them with greater brand recognition than we have.

Our competitors may also sell certain products or substantially similar products through the Internet or through outlet centers or discount stores, increasing the competitive pressure for those products. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us. Competitive forces and pressures may intensify as our presence in the retail marketplace grows.

We do not possess exclusive rights to many of the elements that comprise our in-boutique experience and merchandise offerings. Some specialty retailers offer a personalized shopping experience that in certain ways is similar to the one we strive to provide to our customers. Our competitors may seek to emulate facets of our business strategy and in-boutique experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, some of our merchandise offerings are sold to us on a non-exclusive basis. As a result, our current and future competitors, especially those with greater financial, marketing or other resources, may be able to duplicate or improve upon some or all of the elements of our in-boutique experience or merchandise offerings that we believe are important in differentiating our boutiques and our customers’ shopping experience. If our competitors were to duplicate or improve upon some or all of the elements of our in-boutique experience or product offerings, our competitive position and our business could suffer.

Our inability to maintain or increase our comparable boutique sales could adversely impact our net sales, profitability, cash flow and stock price.

We may not be able to sustain or increase the levels of comparable boutique sales that we have experienced in the recent past. If our future comparable boutique sales decline or fail to meet market expectations, our profitability could be harmed and the price of our common stock could decline. In addition, the aggregate comparable boutique sales levels of our boutiques have fluctuated in the past and can be expected to fluctuate in the future. A variety of factors affect comparable boutique sales, including fashion trends, competition, current national and regional economic conditions, pricing, changes in our merchandise mix, prior period comparable boutique sales levels, inventory shrinkage, the timing and amount of markdowns, the success of our marketing programs, holiday timing and weather conditions. In addition, it may be more challenging for us to sustain high levels of comparable boutique sales growth during and after our planned expansion. These factors may cause our comparable boutique sales results to be materially lower than in recent periods and lower than market expectations, which could harm our business and our earnings and result in a decline in the price of our common stock.

Our inability to maintain or increase our operating margins could adversely affect the price of our common stock.

We intend to continue to increase our operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. If we are unable to successfully manage the potential difficulties associated with our growth plans, we may not be able to capture the scale efficiencies that we expect from expansion. If we are not able to continue to capture scale efficiencies, improve our systems, continue our cost discipline and enhance our merchandise offerings, we may not be able to achieve our goals with respect to operating margins. In addition, if we do not adequately refine and improve our various ordering, tracking and allocation systems, we may not be able to increase sales and reduce inventory shrinkage. As a result, our operating margins may stagnate or decline, which could adversely affect the price of our common stock.

Our ability to attract customers to our boutiques depends on locating our boutiques in suitable locations. Conditions or changes affecting boutique locations, including any decrease in customer traffic, could cause our sales to be less than expected.

Boutique locations and related sales and customer traffic may be adversely affected by, among other things, economic conditions in a particular area, competition from nearby retailers selling similar merchandise, changing lifestyle choices of consumers in a particular market and the closing or decline in popularity of other businesses located near our boutique. Although we have opened many boutiques in mall locations, our approach to identifying locations for our boutiques has historically favored street locations and lifestyle centers. As a result, many of our boutiques are located outside of malls near other retailers or public venues that we believe are consistent with our customers’ lifestyle choices. Changes in areas around our boutique locations that result in reductions in customer foot traffic or otherwise render the locations unsuitable could cause our sales to be less than expected. Boutiques located in street locations and lifestyle centers may be more susceptible to such changes than boutiques located in malls.

Our business depends on a strong brand image, and if we are not able to maintain and enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to attract a sufficient number of customers to our boutiques or sell sufficient quantities of our merchandise.

We believe that our brand image and brand awareness has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image particularly in new markets where we have limited brand recognition is important to maintaining and expanding our customer base. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, boutique operations, community relations, boutique promotions and employee training. These investments may be substantial and may not ultimately be successful.

We do not use traditional advertising channels and if we fail to adequately continue to connect with our customer base, our business could be adversely affected.

We focus on organic, viral and in-boutique marketing to capture the interest of our customers and drive them to our boutiques and website. We do not use traditional advertising channels, such as newspapers, magazines, billboards, television and radio, which are used by some of our competitors. We expect to increase our use of social media, such as Facebook and Twitter, in the future. If our marketing efforts are not successful, there may be no immediately available or cost effective alternative marketing channel for us to use to build or maintain brand awareness. As we execute our growth strategy, our ability to successfully integrate new boutiques into their surrounding communities or to expand into new markets will be adversely impacted if we fail to connect with our target customers. Failure to successfully connect with our target customers in new and existing markets could harm our business, results of operations and financial condition.

We depend on our senior management personnel and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

Our future success is substantially dependent on the continued service of our senior management, particularly Mr. De Meritt, one of our Founders and our President and Chief Executive Officer and a member of our board of directors, and Ms. Gill, another of our Founders and the Executive Vice Chairperson of our board of directors. These employees have extensive experience both with our company and in our industry and are familiar with our business, systems and processes. The loss of services of one or more of our key employees could impair our ability to manage our business effectively and could have an adverse effect on our business, as we may not be able to find suitable individuals to replace them on a timely basis or at all. In addition, any departures of key personnel could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline. We do not maintain key person insurance on any employee.

In addition to these key employees, we have other employees in positions, including those employees responsible for our merchandising and operations departments, that, if vacant, could cause a temporary disruption in our business until such positions are filled.

If we are unable to find, train and retain key personnel, including new boutique employees that reflect our brand image and embody our culture, we may not be able to grow or sustain our operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of boutique employees, including boutique managers, who understand and appreciate our customers, brand and corporate culture, and are able to adequately and effectively represent our culture and establish credibility with our customers. Like most retailers, we experience significant employee turnover rates, particularly among boutique employees. Our planned growth will require us to hire and train even more personnel to manage such growth. If we are unable to hire and retain boutique personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of the merchandise we offer, our ability to open new boutiques may be impaired, the performance of our existing and new boutiques could be materially adversely affected and our brand image may be negatively impacted. There is a high level of competition for experienced, qualified personnel in the retail industry and we compete for personnel with a variety of companies looking to hire for retail positions. Historically, we have prided ourselves on our commitment to employee growth and development and we focus on promoting from within our team. Our growth plans will strain our ability to staff our new boutiques, particularly at the boutique manager level, which could have an adverse effect on our ability to maintain a cohesive and consistently strong team, which in turn could have an adverse impact on our business. If we are unable to attract, train and retain employees in the future, we may not be able to serve our customers effectively, thus reducing our ability to continue our growth and to operate our existing boutiques as profitably as we have in the past.

Union attempts to organize our employees could negatively affect our business.

None of our employees are currently subject to a collective bargaining agreement. As we continue to grow and enter different regions, unions may attempt to organize all or part of our employee base at certain boutiques or within certain regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual boutiques, or on our business as a whole.

We have one corporate headquarters and distribution facility and have not yet implemented disaster recovery procedures. Disruptions to the operations at that location could have an adverse effect on our business operations.

Our corporate headquarters and our only distribution facility are co-located in Houston, Texas. Our distribution facility supports both our boutiques and our e-commerce business. A majority of our merchandise is shipped from our vendors to the distribution facility and then packaged and shipped from our distribution facility to our boutiques and our e-commerce customers. The success of our boutiques depends on the timely receipt of merchandise because they must receive merchandise in a timely manner in order to stay current with the fashion preferences of our customers. The efficient flow of our merchandise requires that we have adequate capacity and uninterrupted service in our distribution facility to support both our current level of operations, and the anticipated increased levels that may follow from our growth plans. We believe that our current distribution facility is capable of supporting our growth through approximately 450 boutiques without significant additional capital investment. In order to accommodate future growth beyond approximately 450 boutiques we will either need to expand and upgrade our existing distribution facility or move our distribution operations to a new facility with greater capacity. In December 2011, we entered into a lease for space in a single building near our existing headquarters and distribution facility and expect to relocate our headquarters and distribution facility to the new space by no later than November 1, 2012. We believe that the new facility will be sufficient to support our growth plans for several years.

In addition, if we encounter difficulties associated with our distribution facility or if it were to shut down for any reason, including fire, hurricanes or other natural disaster, we could face inventory shortages resulting in “out-of-stock” conditions in our boutiques, and delays in shipments to our customers, resulting in significantly higher costs and longer lead times associated with distributing our merchandise. See “—The current geographic concentration of our boutiques creates an exposure to local economies, regional downturns and severe weather or other catastrophic occurrences that may materially adversely affect our financial condition and results of operations” below. Also, most of our computer equipment and senior management, including critical resources dedicated to merchandising, financial and administrative functions, are located at our corporate headquarters. Our management and our operations and distribution staff would need to find an alternative location, causing further disruption and expense to our business and operations.

We recognize the need for, and are in the early stages of, developing disaster recovery, business continuity and document retention plans that would allow us to be operational despite casualties or unforeseen events impacting our corporate headquarters or distribution center. Without disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters with our distribution facility or at our corporate headquarters, our critical systems, operations and information may not be restored in a timely manner, or at all, and this could have an adverse effect on our business.

We will relocate our corporate headquarters and distribution facilities. Any disruption to our operations resulting from the relocation could have an adverse effect on our business.

We will relocate our headquarters and distribution facilities to an existing nearby building. The relocation and consolidation from our current facilities should be completed no later than November 1, 2012. Initially, we will occupy approximately 218,000 square feet, housing our headquarters staff, warehousing, distribution, e-commerce operations, and e-commerce fulfillment. We believe that the new facility will be sufficient to support our growth plans for several years. The lease for the new facilities includes an option to add as much as an additional 122,000 square feet if necessary. The primary lease term of the new facility expires on April 30, 2020; however, we have options to renew the lease for an additional period of up to ten years.

If we encounter difficulties or disruptions associated with our relocation, we could face inventory shortages resulting in “out-of-stock” conditions in our boutiques, delays in shipments to our customers, higher costs and longer lead times, as well as disruptions to our merchandising, financial and administrative functions. Such difficulties or disruptions could have an adverse effect on our business.

Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.

We do not own any real estate. Instead, we lease all of our boutique locations, as well as our corporate headquarters and distribution facility in Houston, Texas. Our boutiques are leased from third parties, with lease terms of five to ten years. Many of our lease agreements also have additional five-year renewal options. We believe that we have been able to negotiate favorable rental rates and tenant allowances over the last few years due in large part to the state of the economy and higher than usual vacancy rates in a number of regional malls and shopping centers. These trends may not continue, and there is no guarantee that we will be able to continue to negotiate such favorable terms. Many of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the shopping venue does not meet specified occupancy standards. In addition to fixed minimum lease payments, most of our boutique leases provide for additional rental payments based on a percentage of sales, or “percentage rent,” if sales at the respective boutiques exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our already substantial occupancy costs and difficulty in identifying economically suitable new boutique locations could have significant negative consequences, which include:

•	requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our profitability;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future boutique is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations.

Our ability to obtain merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our vendor relationships or events that adversely affect our vendors or their ability to obtain financing for their operations.

We have many important vendor relationships that we believe provide us with a competitive advantage. We do not own or operate any manufacturing facilities. Instead, we purchase all of our merchandise from third-party vendors. Two of our vendors accounted for approximately 23% and 19% of our purchases in fiscal year 2010 and the thirty-nine weeks ending October 29, 2011, with no single vendor accounting for more than 15% of our purchases during either period. One of these vendors is owned and operated by two of our Founders who are the brother and sister of Ms. Kyong Gill, our Executive Vice Chairperson. The other vendor is owned and operated by the brother-in-law of one of our Founders. See “Certain Relationships and Related Party Transactions—Stony Trading Relationship.” Other than the two largest vendors, no vendor accounted for more than 5% of our purchases during fiscal year 2010 although one additional vendor did account for more than 5% of our purchases during the thirty-nine weeks ending October 29, 2011. Our business and financial performance depend in large part on our ability to evaluate merchandise quickly for style and then modify any undesirable designs or to improve the quality, look, and fit of the item. We do not have long-term contracts with any of these vendors and we generally operate without any contractual assurances of continued supply, pricing or access to new products. Rather, we receive and review samples almost daily for fit and fashion evaluation. Any of our vendors could discontinue supplying us with desired products in sufficient quantities for a variety of reasons.

The benefits we currently experience from our vendor relationships could be adversely affected if our vendors:

•	choose to stop providing merchandise samples to us or otherwise discontinue selling merchandise to us;

•	raise the prices they charge us;

•	change pricing terms to require us to pay on delivery or upfront, including as a result of changes in the credit relationships some of our vendors have with their various lending institutions;

•	reduce our access to styles, brands and merchandise by entering into broad exclusivity arrangements with our competitors or otherwise in the marketplace;

•	sell similar merchandise to our competitors with similar or better pricing, many of whom already purchase merchandise in significantly greater volume and, in some cases, at lower prices than we do;

•	lengthen their lead times; or

•	initiate or expand sales of apparel and accessories to retail customers directly through their own stores, catalogs or on the internet and compete with us directly.

We historically have established good working relationships with many small- to mid-size vendors that often have more limited resources, production capacities and operating histories. Market and economic events that adversely impact our vendors could impair our ability to obtain merchandise in sufficient quantities. Such events include difficulties or problems associated with our vendors’ business, finances, labor, ability to import merchandise, costs, production, insurance and reputation. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of inventory in connection with the growth of our business. We may need to develop new relationships with larger vendors, as our current vendors may be unable to supply us with needed quantities and we may not be able to find similar merchandise on the same terms from larger vendors. If we are unable to acquire suitable merchandise in sufficient quantities, at acceptable prices with adequate delivery times due to the loss of or a deterioration or change in our relationship with one or more of our key vendors or events harmful to our vendors occur, it may adversely affect our business and results of operations.

A failure in our e-commerce operations could significantly disrupt our business and lead to reduced sales, growth prospects and reputational damage.

While accounting for only 1.4% and 1.3% of our net sales in fiscal year 2010 and the thirty-nine weeks ended October 29, 2011, respectively, our e-commerce business is rapidly growing and is an important element of our brand and relationship with our customers. Net sales attributable to our e-commerce business increased 85% in fiscal year 2010 and 47% in the thirty-nine weeks ended October 29, 2011. Further expanding our e-commerce business is an important part of our growth strategy. In addition to changing consumer preferences, shifting traffic patterns and related customer acquisition costs and buying trends in e-commerce, we are vulnerable to certain additional risks and uncertainties associated with e-commerce sales, including rapid changes in technology, website downtime and other technical failures, security breaches, consumer privacy concerns, changes in state tax regimes and government regulation of internet activities. Our failure to successfully respond to these risks and uncertainties could reduce our e-commerce sales, increase our costs, diminish our growth prospects, and damage our brand, which could negatively impact our results of operations and stock price.

In addition, there is no guarantee that we will be able to further expand our e-commerce business. Many of our competitors already have e-commerce businesses that are substantially larger and more developed than ours, which places us at a competitive disadvantage. If we are unable to further expand our e-commerce business, our growth plans will suffer and the price of our common stock could decline.

System security risk issues, including our failure to protect our customers’ privacy and disruption of our internal operations or information technology systems, could harm our reputation and adversely affect our financial results and stock price.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate or create systems disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted to provide services. We generally collect and store customer information for marketing purposes and any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or data breaches. An increasing number of websites, including several large internet companies, have recently disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their sites. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, sophisticated hardware and operating system software and applications that we buy or license from third-parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the security and operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services provided to us, could be significant, and efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution or other critical functions.

In addition, almost all states have adopted breach of data security statutes or regulations that require notification to consumers if the security of their personal information is breached, and at least one state has adopted regulations requiring every company that maintains or stores personal information to adopt a comprehensive written information security program. Governmental focus on data security may lead to additional legislative action, and the increased emphasis on information security may lead customers to request that we take additional measures to enhance security or restrict the manner in which we collect and use customer information to gather insights into customer behavior and craft our marketing programs. As a result, we may have to modify our business systems and practices with the goal of further improving data security, which would result in reduced net sales, increased expenditures and operating complexity. Any compromise of our security or accidental loss or theft of customer data in our possession could result in a violation of applicable privacy and other laws, significant legal and financial exposure and damage to our reputation, which could adversely impact our business, results of operations and stock price.

The current geographic concentration of our boutiques creates an exposure to local economies, regional downturns and severe weather or other catastrophic occurrences that may materially adversely affect our financial condition and results of operations.

We operated 32 boutiques in California as of January 12, 2012, making California our largest market, representing approximately 11% of our total boutiques. We also have boutique concentration in Texas and Florida, operating 29 boutiques and 21 boutiques in those states, respectively, as of January 12, 2012. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our sales and profitability. These factors include, among other things, changes in demographics and population.

Further, our corporate headquarters and only distribution center are currently, and following our relocation to our new office facilities will be, located at a single facility in Houston, Texas. Our single distribution center receives, stores and distributes merchandise to all of our boutiques and fulfills all sales for our e-commerce business. Most of our computer equipment and senior management, including critical resources dedicated to merchandising and financial and administrative functions, are located at our corporate headquarters. As described elsewhere in the risk factors in this prospectus, we do not have adequate disaster recovery systems and plans at our corporate headquarters and distribution facility. As a result, our business may be more susceptible to regional natural disasters and catastrophes than the operations of more geographically diversified competitors. See “—We have one corporate headquarters and distribution facility and have not yet implemented disaster recovery procedures. Disruptions to the operations at that location could have an adverse effect on our business operations” above.

In addition, a substantial number of our boutiques are located in the southeastern United States. The southeastern United States, Texas and other states along the Gulf Coast, in particular, are prone to severe weather conditions. For example, hurricanes have passed through Texas, Florida and other states along the Gulf Coast causing extensive damage to the region. Adverse weather conditions impacting Texas and other states along the Gulf Coast, and the southeastern United States generally, could harm our business, results of operations and financial condition. All of our boutique locations expose us to additional diverse risks, given that natural disasters or other unanticipated catastrophes, such as telecommunications failures, cyber-attacks, fires or terrorist attacks, can occur anywhere and could cause disruptions in our operations. Extensive or multiple disruptions in our operations, whether at our boutiques or our corporate headquarters and distribution center, due to natural disasters or other catastrophes could have an adverse effect on our business, results of operations and stock price.

Our results may be adversely affected by fluctuations in energy costs.

Energy costs have fluctuated dramatically in the past and may fluctuate in the future. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail boutiques and costs to purchase product from our vendors. A continual rise in energy costs could adversely affect consumer spending and demand for our merchandise and increase our operating costs and we may be unable to pass along to our customers such increased cost, all of which could have a material adverse effect on our business, results of operations and stock price.

Our net sales and merchandise fluctuate on a seasonal basis, leaving our operating results susceptible to adverse changes in seasonal shopping patterns, weather and related risks.

Due to the seasonal nature of the retail industry, we have historically experienced and expect to continue to experience some fluctuations in our net sales and net income. Our net sales and earnings are typically highest in the fourth fiscal quarter due to the year-end holiday season. Net sales during this period cannot be used as an accurate indicator of annual results. Likewise, as is the case with many retailers of apparel, jewelry, accessories and gifts, we typically experience lower net sales in the first fiscal quarter relative to other quarters. If for any reason, including for example poor weather conditions, soft economic environments and loss of consumer confidence, our net sales were below seasonal norms or expectations during typically higher-volume time periods, our net sales, inventory levels and results of operations could be adversely affected. In addition, in order to prepare for these periods, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. This inventory build-up may require us to expend cash faster than is generated by our operations during these periods. Any unanticipated decrease in demand for our merchandise during peak shopping periods could result in excess inventory levels which could require us to sell excess inventory at a substantial markdown, which could have an adverse effect on our business, profitability and brand image. In addition, we may experience variability in net sales as a result of a variety of other factors, including the timing of new boutique openings, boutique events, other marketing activities, sales tax holidays and other holidays, which may cause our results of operations to fluctuate on a quarterly basis and relative to corresponding periods in prior years.

If our vendors fail to comply with applicable laws, including a failure to use acceptable labor practices, or if our vendors suffer disruptions in their businesses, we could suffer adverse business consequences.

Our vendors source the merchandise sold in our boutiques from manufacturers both inside and outside of the United States. Although each of our purchase orders is subject to our vendor manuals, which require compliance with labor, immigration, manufacturing and product safety, environmental and other laws, we do not supervise, control or audit our vendors or the manufacturers that produce the merchandise we sell. The violation, or perception of any violation, of any labor, immigration, manufacturing safety or other laws by any of our vendors or their U.S. and non-U.S. manufacturers, such as use of child labor, or the divergence of the labor practices followed by any of our vendors or these manufacturers from those generally accepted in the United States, could damage our brand image or subject us to boycotts by our customers or activist groups.

Any event causing a sudden disruption of manufacturing or imports, including the imposition of additional import restrictions, could interrupt, or otherwise disrupt the shipment of finished products to us by our vendors and materially harm our operations. Political and financial instability outside the United States, strikes, adverse weather conditions or natural disasters that may occur or acts of war or terrorism in the United States or worldwide, may affect the production, shipment or receipt of merchandise. These factors, which are beyond our control, could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices or incur increased costs.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise cause us to change the way we do business.

We are subject to numerous regulations, including labor and employment, truth-in-advertising, consumer protection, product safety, environmental and zoning and occupancy laws and ordinances that regulate retailers generally or govern the promotion and sale of merchandise and the operation of boutiques and warehouse facilities. If these regulations were to change or were violated by our management, employees or vendors, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines, penalties or other liabilities or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make the ordinary conduct of our business more expensive or require us to change the way we do business. Laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, immigration laws, child labor laws, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for some merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws, and future actions or payments related to these changes could be material to us.

We will require significant capital to fund our expanding business, which may not be available to us on satisfactory terms or at all. We plan to use cash from operations to fund our operations and execute our growth strategy. If we are unable to maintain sufficient levels of cash flow, we may not meet our growth expectations or we may require additional financing which could adversely affect our financial health and impose covenants that limit our business activities.

We plan to continue our growth and expansion, including opening a number of new boutiques, remodeling existing boutiques and upgrading our information technology systems and other infrastructure as opportunities arise. Our plans to expand our boutique base may not be successful and the implementation of these plans may not result in expected increases in our net sales even though they increase our costs. To support our expanding business and execute on our growth strategy, we will require significant capital.

We currently primarily depend on cash flow from operations and our revolving credit facility to fund our business and growth plans. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available to us from our revolving credit facility, we may need additional equity or debt financing. If such financing is not available to us, or is not available on satisfactory terms, our ability to operate and expand our business or respond to competitive pressures would be curtailed and we may need to delay, limit or eliminate planned boutique openings or operations or other elements of our growth strategy. If we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership would be diluted.

We may incur additional indebtedness in the future, which may require us to use a substantial portion of our cash flow to service debt and limit our financial and operating flexibility in important ways.

We may incur additional indebtedness in the future. Any borrowings under any future debt financing will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and would create additional cash demands and could impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

•

require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to pay future dividends;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

•

heighten our vulnerability to downturns in our business, the specialty apparel and accessories retail industry or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the specialty apparel and accessories retail industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our boutique base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

The terms of our revolving credit facility do, and the terms of any additional debt financing may, restrict our current and future operations, which could adversely affect our ability to manage our operations and respond to changes in our business.

Our revolving credit facility contains, and any additional debt financing we may incur would likely contain, covenants that restrict our operations, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. A failure by us to comply with the covenants or financial ratios contained in our revolving credit facility or any additional debt financing we may incur could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies. If the indebtedness under our revolving credit facility or any additional debt financing we may incur were to be accelerated, our future financial condition could be materially adversely affected.

There are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, landlord-tenant disputes, intellectual property issues, product-oriented allegations and slip and fall claims. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations and our reputation.

We may be unable to protect our trademarks or other intellectual property rights.

We believe that our trademarks are integral to our boutique design, our e-commerce business and our success in building our brand image and customer loyalty. We rely on trademark registrations and common law trademark rights to protect the distinctiveness of our brand and have registered those trademarks that we believe are important to our business with the United States Patent and Trademark Office. We cannot assure you that these registrations will prevent imitation of our name, merchandising concept, boutique design or private label merchandise, or the infringement of our other intellectual property rights by others. In most cases, the merchandise we sell is purchased on a non-exclusive basis from vendors that also sell to our competitors. While we use our brand name on these items, our competitors may seek to replicate aspects of our business strategy and in-boutique experience, thereby diluting the experience we offer and adversely affecting our brand and competitive position. Imitation of our name, concept, boutique design or merchandise in a manner that projects lesser quality or carries a negative connotation of our brand image could have an adverse effect on our business, financial condition and results of operations.

We are not aware of any claims of infringement upon or challenges to our right to use any of our brand names or trademarks in the United States. Nevertheless, we cannot be certain that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our merchandise by others or to prevent others from seeking to block sales of our merchandise as a violation of the trademarks or proprietary rights of others. Although we cannot currently estimate the likelihood of success of any such lawsuit or ultimate resolution of such a conflict, such a controversy could have an adverse effect on our business, financial condition and results of operations. If disputes arise in the future, we may not be able to successfully resolve these types of conflicts to our satisfaction.

We are currently in the process of registering our trademarks in several foreign countries to seek protection outside the United States. However, international protection of our brand image and the use of these marks may be unavailable or could be limited. Also, other entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for merchandise in foreign countries in which our vendors source our merchandise. There may also be other prior registrations of trademarks identical or similar to our trademarks in other foreign countries of which we are not aware. Accordingly, it may be possible for others to prevent the manufacture of our branded goods in certain foreign countries or the sale or exportation of our branded goods from certain foreign countries to the United States. If we were unable to reach a licensing arrangement with these parties, our vendors may be unable to manufacture our merchandise in those countries. Our inability to register our trademarks or purchase or license the right to use our trademarks or logos in these jurisdictions could limit our ability to obtain supplies from less costly markets or penetrate new markets should our business plan change to include selling our merchandise in those foreign jurisdictions.

Litigation may be necessary to protect our trademarks and other intellectual property rights or to enforce these rights. Any litigation or claims brought by us could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may be subject to liability and other risks if we, our vendors or the manufacturers of our merchandise infringe upon the trademarks or other intellectual property rights of third parties, including the risk that we could acquire merchandise from our vendors without the full right to sell it.

We purchase merchandise that may be subject to design copyrights, design patents or otherwise may incorporate protected intellectual property. While we are not involved in the manufacture of any of the merchandise we purchase from our vendors for sale to our customers, we may be subject to liability if our vendors or the manufacturers of our merchandise infringe upon the trademarks or other intellectual property rights of third parties. We do not independently investigate whether our vendors or the manufacturers with whom they do business legally hold intellectual property rights to the merchandise we purchase. Third parties may bring legal claims, or threaten to bring legal claims, against us that their intellectual property rights are being infringed or violated by our use of intellectual property. Litigation or threatened litigation could be costly and distract our senior management from operating our business. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. In addition, any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly and thereby adversely affect our financial results.

If a third party claims to have licensing rights with respect to merchandise we purchased from a vendor, or if we acquire unlicensed merchandise, we may be obligated to remove this merchandise from our boutiques, incur costs associated with this removal if the distributor or vendor is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Additionally, we will be required to purchase new merchandise to replace any we remove.

We rely upon independent third-party transportation providers for substantially all of our merchandise shipments.

We currently rely upon independent third-party transportation providers for substantially all of our merchandise shipments, including shipments to all of our boutiques and our direct customers. Our use of outside delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact a shipper’s ability to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs.

Our ability to source our merchandise efficiently and profitably could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.

We currently purchase all our inventory from domestic vendors, who source our merchandise both domestically and internationally. In fiscal year 2010 and the thirty-nine weeks ending October 29, 2011, we believe most of the merchandise sourced by our vendors was produced outside the United States. These vendors, to the extent they obtain merchandise from outside of the United States, are subject to trade restrictions, including tariffs, safeguards or quotas, changes to which could increase the cost or reduce the supply of merchandise available to us. Under the World Trade Organization Agreement, effective January 1, 2005, the United States and other World Trade Organization member countries removed quotas on goods from World Trade Organization members, which in certain instances we believe affords our vendors greater flexibility in importing textile and apparel products from World Trade Organization countries from which they source our merchandise. However, as the removal of quotas resulted in an import surge from China, the United States imposed safeguard quotas on a number of categories of goods and apparel from China, and may impose additional quotas in the future. These and other trade restrictions could have a significant impact on our vendors’ sourcing patterns in the future. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our vendors’ merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States or foreign governments, nor can we predict the likelihood, type or effect of any restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against items we offer in our boutiques, as well as United States or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of merchandise to our vendors, and we would expect the costs to be passed along in increased prices to us, which could hurt our profitability.

We may be subject to sales tax in states where we operate our e-commerce business, which could have an adverse effect on our business, financial condition and results of operations.

Under current state and federal laws, we are not required to collect and remit sales tax in some states where we sell through our e-commerce business. Legislation is pending in some states that may require us to collect and remit sales tax on e-commerce sales or institute use tax reporting. If states pass sales or use tax laws, we may need to collect and remit current and past sales tax and could face greater exposure to income tax and franchise taxes in these states. Any increase in sales tax or use tax reporting on our internet sales could discourage customers from purchasing through our e-commerce business, which could have an adverse effect on growth prospects.

Increases in the minimum wage could have an adverse effect on our financial results.

From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in a number of individual states. Base wage rates for many of our employees are at or slightly above the minimum wage. As federal or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly employees as well. Any increase in the cost of our labor could have an adverse effect on our operating costs, financial condition and results of operations.

As a result of our recent IPO, our costs have increased significantly and our management is required to devote substantial time to complying with public company regulations.

We have historically operated our business as a private company. In July 2011, we completed an IPO. As a result, we are required to incur additional legal, accounting, compliance and other expenses that we did not incur as a private company. We are obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we are also subject to other reporting and corporate governance requirements, including certain requirements of The NASDAQ Stock Market, and certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the regulations promulgated thereunder, which impose significant compliance obligations upon us. We must be certain that we have the ability to institute and maintain a comprehensive compliance function; established internal policies; ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis; design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with Sarbanes-Oxley; involve and retain outside counsel and accountants in the above activities and maintain an investor relations function.

Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and The NASDAQ Stock Market, have imposed increased regulation and disclosure and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes require a significant commitment of additional resources. We may not be successful in implementing or maintaining these requirements, any failure of which could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement or maintain the requirements with respect to our internal accounting and audit functions, our ability to continue to report our operating results on a timely and accurate basis could be impaired. If we do not implement or maintain such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or The NASDAQ Stock Market. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

There are material limitations with making estimates of our results for current or prior periods prior to the completion of our and our auditors’ normal review procedures for such periods.

The estimated results contained in “Prospectus Summary—Recent Developments” are not a comprehensive statement of our financial results for the quarter and year ended January 28, 2012, and have not been reviewed or audited by our independent registered public accounting firm. Our consolidated financial statements for the quarter and year ended January 28, 2012, will not be available until after this offering is completed and, consequently, will not be available to you prior to investing in this offering. The final financial results for the quarter and year ended January 28, 2012, may vary from our expectations and may be materially different from the preliminary financial estimates we have provided due to completion of quarterly and annual closing procedures, final adjustments and other developments that may arise between now, the end of such quarterly and annual period and the time the financial results for this period are finalized. Accordingly, investors should not place undue reliance on such financial information.

In the past, a material weakness in our internal control over financial reporting had been identified. If material weaknesses or significant deficiencies arise in the future or if we fail to maintain proper and effective internal controls going forward, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect our business, results of operations and financial condition.

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended January 31, 2009, the company identified a control deficiency that constituted a material weakness in our internal control over financial reporting for such period. This material weakness related to accounting for convertible redeemable preferred stock.

A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

We have taken steps to remediate our internal control deficiencies. However, there are no assurances that the measures we have taken to remediate these internal control weaknesses were completely effective or that similar weaknesses will not recur. We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify.

No material weaknesses were identified for the fiscal year ended January 29, 2011, and, accordingly, we believe that our remediation efforts were successful. However, we did not perform an assessment of our internal control over financial reporting nor did our auditors perform an audit over our internal control over financial reporting; we therefore cannot assure you that these or other similar issues will not arise in future periods. We anticipate that we will next evaluate our internal control over financial reporting in connection with management’s preparation of our financial statements for the fiscal year ending January 28, 2012.

In addition, if we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404 of Sarbanes-Oxley or we are required by Section 404 of Sarbanes-Oxley to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

Certain historical financial information included in this prospectus has been derived from unaudited financial statements and, as such, may contain errors that might have been detected in an audit. Accordingly, our reported financial results may not be reflective of our actual results for these prior periods.

Our consolidated financial statements as of and for the fiscal years ended December 31, 2007 and December 31, 2006, as well as our consolidated financial statements as of and for the months ended January 31, 2007 and February 2, 2008, have not been audited. The financial data for those periods included in this prospectus is based on management accounts only and has not been reviewed or audited by an independent registered public accounting firm. Although management believes that these unaudited consolidated financial statements have been prepared on a basis that is consistent with our audited consolidated financial statements, there is a risk that this unaudited financial information may contain errors that might have been detected in an audit and such financial information may not be reflective of our true historical results for those periods. Any differences between the financial information presented for these unaudited periods in this prospectus and our actual historical results may be material. Accordingly, you are cautioned not to place undue reliance on such information.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price. Additionally, because we are a specialty retailer whose business is cyclical, the price of our common stock may fluctuate significantly.

Shares of our common stock were sold in our IPO in July 2011 at a price of $17.00 per share, and our common stock has subsequently traded as high as $29.75 and as low as $15.22. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	fashion trends and changes in consumer preferences;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

•	the timing and level of expenses for new boutique openings, relocations and remodels and the relative proportion of our new boutiques to existing boutiques;

•	the performance and successful integration of any new boutiques that we open;

•	the success of our e-commerce business and sales levels;

•	changes in our merchandise mix and vendor base;

•	changes in key personnel;

•	entry into new markets;

•	our levels of comparable boutique sales;

•	announcements by us or our competitors of new product offerings or significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	actions by competitors or other mall, lifestyle center, street locations and strip center tenants;

•	weather conditions, particularly during the holiday shopping period;

•	the level of pre-opening expenses associated with new boutiques;

•	inventory shrinkage beyond our historical average rates;

•	changes in operating performance and stock market valuations of other retail companies;

•	investors’ perceptions of our prospects and the prospects of the retail industry;

•	fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	the development and sustainability of an active trading market for our common stock;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	other events or factors, including those resulting from system failures and disruptions, hurricanes, war, acts of terrorism, other natural disasters or responses to these events; and

•	changes in accounting principles.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.

In addition, the stock markets, including The NASDAQ Global Select Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have approximately 43,538,592 shares of common stock outstanding. Of these shares, the common stock sold in our IPO, the shares sold in this offering and 2,325,689 shares held by certain stockholders will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

CCMP, the Founders and certain other stockholders that are the part of our executive management team have rights to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other stockholders. In order to exercise these registration rights, these stockholders must satisfy the conditions discussed in “Certain Relationships and Related Party Transactions—Stockholders’ Agreement”. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than stock transfer taxes and underwriting discounts or commissions). See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” and “Shares Eligible for Future Sale—Registration Rights”.

We and each of our executive officers, directors, all of the selling stockholders and certain of our other existing stockholders will have agreed with the underwriters, that for a period of 90 days after the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for more information. All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 90 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. Sales by our existing stockholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Your percentage ownership in us may be diluted by future equity issuances, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our equity incentive plans or shares of our authorized but unissued preferred stock. We have reserved 3,175,365 shares of common stock under the 2011 Stock Incentive Plan for future issuances and, as of January 12, 2012, 3,185,112 shares of our common stock are issuable upon the exercise of options outstanding. Exercises of these options or issuances of common stock or preferred voting stock could reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely could result in your interest in us being subject to the prior rights of holders of that preferred stock.

If securities or industry analysts do not publish or continue to publish or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us cease coverage or fail to publish reports on us regularly we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant. Further, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under future indebtedness we may incur. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares, our executive officers, directors and principal stockholders will own, in the aggregate, approximately 46% of our outstanding common stock, or approximately 48% assuming the exercise of outstanding options owned by our executive officers and directors. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. This concentration of influence could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders. Currently, three of the eight members of our board of directors are principals of CCMP, one member is Mr. De Meritt, President and Chief Executive Officer of the company and one member is Ms. Kyong Gill, the Executive Vice Chairperson of our board of directors.

Upon completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares, CCMP is expected to hold approximately 42% of our outstanding common stock and the Founders are expected to collectively hold approximately 9% of our outstanding common stock. As a result of these ownership positions, these stockholders could take actions that have the effect of delaying or preventing a change-in-control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power held by CCMP may have an adverse effect on the price of our common stock. The interests of these stockholders may not be consistent with your interests as a stockholder.

CCMP may have conflicts of interest with us in the future.

Upon the completion of this offering CCMP will continue to own a substantial amount of our common stock and representatives of CCMP and its affiliates will continue to occupy three seats on our board of directors. CCMP is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. In addition, corporate opportunities may arise in the area of potential acquisitions of competitive businesses that may be attractive to us as well as to CCMP or its affiliates.

CCMP and the members of our board of directors who are affiliated with CCMP, by the terms of our amended and restated certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. The company, by the terms of our amended and restated certificate of incorporation, expressly renounces any interest in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. Our amended and restated certificate of incorporation cannot be amended to eliminate the company’s renunciation of any such corporate opportunity arising prior to the date of any such amendment. CCMP or its affiliates may also acquire competing businesses that may not be attractive to us, and have no obligation to refrain from acquiring competing businesses. Any competition could intensify if an affiliate or subsidiary of CCMP were to enter into or acquire a business similar to our specialty retail operations. No assurance can be given that CCMP or its affiliates will not enter into or acquire a competing business in the future.

Anti-takeover provisions in our charter documents and provisions of Delaware law might discourage, delay or prevent change in control of our company and may result in an entrenchment of management and diminish the value of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that make it difficult for our stockholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable. See “Description of Capital Stock”.

These provisions, among other things:

•	establish a staggered, or classified, board of directors so that not all members of our board of directors are elected at one time;

•	prohibit cumulative voting in the election of directors;

•

authorize the issuance by our board of directors of “blank check” preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super-majority voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

•	limit the persons who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

•	establish advance notice requirements for stockholder nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law, together with the concentration of ownership of our common stock discussed above under “Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions,” could substantially impede the ability of our common stockholders to benefit from a change in control and, as a result, could materially adversely affect the market price of our common stock and your ability to realize any potential change-in-control premium.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements concern our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition, which are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements may include words such as “aim”, “anticipate”, “assume”, “believe”, “can have”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “likely”, “may”, “objective”, “plan”, “potential”, “positioned”, “predict”, “should”, “target”, “will”, “would” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events or trends. For example, all statements we make relating to our estimated and projected earnings, sales, costs, expenditures, cash flows, growth rates, market share and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions. These statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in many cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations. Factors that may cause such differences include, but are not limited to, the risks described under “Risk Factors,” including:

•	our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors;

•	our ability to maintain a broad and shallow merchandise assortment;

•	failure to execute successfully our growth strategy;

•	disruptions to our information systems in the ordinary course or as a result of systems upgrades;

•	changes in consumer spending and general economic conditions;

•	increasing cost of raw materials and other inputs used in the production of our merchandise;

•	changes in the competitive environment in our industry and the markets we serve, including increased competition from other retailers;

•	failure of our new boutiques or existing boutiques to achieve sales and operating levels consistent with our expectations;

•	the success of the malls and shopping centers in which our boutiques are located;

•	our dependence on a strong brand image;

•	failure of our e-commerce business to continue to grow consistent with our growth strategy;

•	our dependence upon key senior management or our inability to hire or retain additional personnel;

•	disruptions in our supply chain and distribution facility;

•	our indebtedness and lease obligations;

•	our reliance upon independent third-party transportation providers for all of our merchandise shipments;

•	hurricanes, natural disasters, unusually adverse weather conditions, boycotts and unanticipated events;

•	the seasonality of our business;

•	increases in costs of fuel, or other energy, transportation or utilities costs and in the costs of labor and employment;

•	the impact of governmental laws and regulations and the outcomes of legal proceedings;

•	restrictions imposed by our indebtedness on our current and future operations;

•	our failure to maintain effective internal controls;

•	our inability to protect our trademarks or other intellectual property rights; and

•	increased costs as a result of being a public company.

The above is not a complete list of factors or events that could cause actual results to differ from our expectations, and it is not possible for us to predict all of them. We derive many of our forward-looking statements from our own operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements publicly whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

The selling stockholders, which includes certain of our officers, will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See “Principal and Selling Stockholders.”

MARKET PRICE FOR COMMON STOCK

Our common stock has been listed on the NASDAQ Global Select Market under the symbol “FRAN” since our IPO. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the NASDAQ Global Select Market:

	High	Low
Second Quarter of Fiscal 2011 (July 22, 2011 to July 30, 2011)	$29.75	$22.46
Third Quarter of Fiscal 2011 (July 31, 2011 to October 29, 2011)	$27.37	$18.51

On January 17, 2012, the last reported sale price on the NASDAQ Global Select Market of our common stock was $22.37 per share. As of January 12, 2012, we had approximately 19 holders of record of our common stock.

DIVIDEND POLICY

We did not declare or pay any dividends on our common stock during fiscal year 2009. We declared and paid a dividend of $2.39 per share on our common stock (on a fully diluted basis) during November 2010. We have not declared or paid any dividends since our IPO. We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under future indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of October 29, 2011. In connection with this offering we will incur certain issuance costs, consisting of various registration, printing and professional services fees. We will expense these costs as incurred.

You should read the following table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Operating Data”.

As of October 29, 2011
(in thousands)
Cash and cash equivalents	$14,982

Current portion of long-term debt	—
Long-term debt	35,000
Stockholders’ deficit:
Common stock—$.01 par value, 80.0 million shares Authorized; 43.5 million shares issued and outstanding	435
Additional paid-in capital	76,179
Accumulated deficit	(68,957)

Total stockholders’ equity	$7,657

Total capitalization	$42,657

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial data for each of the years ended January 29, 2011, January 30, 2010 and January 31, 2009 and the selected consolidated balance sheet data as of January 29, 2011 and January 30, 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of January 31, 2009 has been derived from our audited consolidated balance sheet, which is not included in this prospectus. The selected consolidated financial data for each of the years ended December 31, 2006 and December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2006 and December 31, 2007 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The selected consolidated financial data for each of the thirty-nine weeks ended October 29, 2011 and October 30, 2010 and the selected consolidated balance sheet data as of October 29, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of October 30, 2010 has been derived from our unaudited consolidated financial statements not included in this prospectus.

In February 2010, CCMP acquired a controlling interest in the company from the Founders and Bear Growth Capital Partners, LP (“BGCP”). In connection with the acquisition, the company considered the application of push-down accounting to the company’s financial statements. The company determined that given the percentage of the equity interest acquired in the acquisition, the push-down accounting treatment was optional but not required. The company elected not to apply the push-down accounting treatment as a result of the acquisition.

We operate on a fiscal calendar which in a given fiscal year consists of a 52- or 53-week period ending on the Saturday closest to January 31st. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 52 weeks of operations in fiscal year 2010, which ended January 29, 2011, 52 weeks of operations in fiscal year 2009, which ended January 30, 2010, and 52 weeks of operations in fiscal year 2008, which ended January 31, 2009. For fiscal year 2007, which ended on December 31, 2007, and prior periods, the company operated on a fiscal calendar year ending December 31st. Our interim reporting periods in the unaudited consolidated financial statements included in this prospectus consist of 39-week periods ending October 29, 2011 and October 30, 2010.

The historical results presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period may not necessarily be indicative of the results that may be expected for a full year. You should read the selected consolidated financial and operating data for the periods presented in conjunction with “Risk Factors”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

Consolidated Statements of Operations(1)	Thirty-Nine Weeks Ended		Fiscal Year Ended			Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009	December 31, 2007	December 31, 2006(2)
	(in thousands, except per share amounts)
Net sales(3)	$142,506	$95,293	$135,176	$79,367	$52,290	$40,210	$29,708
Cost of goods sold and occupancy costs(4)	68,048	45,717	65,008	37,244	25,358	19,312	14,225

Gross profit	74,458	49,576	70,168	42,123	26,932	20,898	15,483
Selling, general, and administrative expenses	45,388	28,845	40,525	24,641	19,962	14,671	9,833

Income from operations	29,070	20,731	29,643	17,482	6,970	6,227	5,650
Interest income (expense)	(4,529)	—	(1,633)	2	4	2	4
Loss on early extinguishment of debt	(1,591)	—	—	—	—	—	—
Other income (expense)	248	103	(2)	38	14	(159)	—

Income before income tax expense	23,198	20,834	28,008	17,522	6,988	6,070	5,654
Income tax expense	9,050	8,267	11,113	6,918	2,382	2,379	47

Net income	14,148	12,567	16,895	10,604	4,606	3,691	5,607
Increase in redemption value of convertible redeemable preferred stock	—	—	—	(60,271)	—	—	—
Convertible redeemable preferred stock accrued dividends	—	—	—	(2,022)	(1,641)	(1,703)	—

Net income (loss) available to stockholders	14,148	12,567	$16,895	$(51,689)	$2,965	$1,988	$5,607
Less: Income attributable to participating securities	—	—	—	—	(1,038)	(552)	—

Net income (loss) available to common stockholders	$14,148	$12,567	$16,895	$(51,689)	$1,927	$1,436	$5,607

Basic earnings (loss) per common share(5)	$0.34	$0.32	$0.43	$(1.99)	$0.07	$0.06	$0.22
Diluted earnings (loss) per common share(5)	$0.33	$0.31	$0.41	$(1.99)	$0.07	$0.06	$0.22
Dividends declared per common share	$—	$—	$2.39	—	—	—	—
Weighted average shares outstanding:(6)
Basic shares	41,601	39,030	39,385	26,000	26,000	26,000	26,000
Diluted shares	42,421	40,625	40,907	26,000	26,000	26,000	26,000

Consolidated Balance Sheet Data(1)	As of Thirty-Nine Weeks Ended		As of Fiscal Year Ended			As of Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009	December 31, 2007	December 31, 2006(2)
	(in thousands, except share and per share amounts)
Total current assets	$39,924	$37,977	$31,721	$22,318	$13,036	$12,860	$7,396
Total assets	72,595	57,868	59,124	31,218	16,830	14,797	8,912
Total liabilities	64,938	19,946	114,592	8,242	4,556	5,107	2,335
Convertible redeemable preferred stock—series A	—	—	—	85,854	23,561	21,703	—
Total stockholders’ equity (deficit)	7,657	37,922	(55,468)	(62,878)	(11,287)	(12,013)	6,577
Operating data:
Comparable boutique sales growth for period(7)	8.4%	15.5%	15.2%	9.8%	(6.3)%	5.0%	1.5%
Number of boutiques open at end of period (not in thousands)	283	206	207	147	111	78	64
Net sales per average square foot for period (not in thousands)(8)	$373	$346	$508	$429	$384	$401	$399
Average square feet(9)	382	275	266	185	136	100	74
Total gross square feet at end of period	399	294	296	210	158	110	89

(1)	In January 2008, we changed our fiscal year end from December 31st to the Saturday closest to January 31st. The following table presents selected unaudited consolidated financial and other selected data as of and for the months ended February 2, 2008 and January 31, 2007:

	Month Ended
	February 2, 2008	January 31, 2007
	(in thousands)
Consolidated Statements of Operations Data:
Net revenues	$2,794	$1,593
Net loss	(506)	(262)

Consolidated Balance Sheet Data:
Total assets	$14,913	$8,478
Convertible Redeemable Preferred Stock	$21,920	$—

(2)	For the year ended December 31, 2006, we operated as a Subchapter “S” Corporation and therefore were not subject to Federal Income Tax. If we had been a “C” Corporation as of January 1, 2006, assuming a combined federal, state and local effective tax rate of 39%, we would have incurred total income tax of $2,205.
(3)	Net sales plus shipping and handling fees.
(4)	Cost of goods sold and occupancy costs includes the direct cost of purchased merchandise, freight costs from our suppliers to our distribution centers and freight costs for merchandise shipped directly from our vendors to our boutiques, allowances for inventory shrinkage and obsolescence, boutique occupancy costs including rent, utilities, common area maintenance, property taxes, depreciation, and boutique repair and maintenance costs and shipping costs related to e-commerce sales.
(5)	Please see note 2 to our consolidated financial statements and note 2 to our unaudited consolidated financial statements included elsewhere in this prospectus, for an explanation of per share calculations.
(6)	On April 28, 2010, the company authorized a split of its outstanding and authorized common stock in the ratio of four hundred to one. Accordingly, our consolidated financial data included elsewhere in this prospectus have been adjusted to retroactively reflect the effects of the stock split on common shares and per share amounts for all periods presented.
(7)	A boutique is included in comparable boutique sales on the first day of the fifteenth full month following the boutique’s opening. When a boutique that is included in comparable boutique sales is relocated, we continue to consider sales from that boutique to be comparable boutique sales. If a boutique is closed for thirty days or longer for a remodel or as a result of weather damage, fire or the like, we no longer consider sales from that boutique to be comparable boutique sales. E-commerce sales are excluded from comparable boutique sales.

(8)	Net sales per average square foot are calculated by dividing net sales for the period by the average square feet during the period (see footnote 9 below).
(9)	Because of our rapid growth, for purposes of providing a sales per square foot measure we use average square feet during the period as opposed to total gross square feet at the end of the period. For individual quarterly periods, average square feet is calculated as (a) the sum of total gross square feet at the beginning and end of the period, divided by (b) two. For periods consisting of more than one fiscal quarter, average square feet is calculated as (a) the sum of the total gross square feet at the end of each fiscal quarter, divided by (b) the number of quarters. There may be variations in the way in which some of our competitors and other retailers calculate sales per square foot or similarly titled measures. As a result, data in this prospectus regarding our average square feet and net sales per average square foot for period may not be comparable to similar data made available by other retailers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes and other financial information and operating data, which are included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We operate on a fiscal calendar which in a given fiscal year consists of a 52- or 53-week period ending on the Saturday closest to January 31st. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 52 weeks of operations in fiscal year 2010, which ended January 29, 2011, 52 weeks of operations in fiscal year 2009, which ended January 30, 2010, and 52 weeks of operations in fiscal year 2008, which ended January 31, 2009. For fiscal year 2007, which ended on December 31, 2007, and prior periods, the company operated on a fiscal calendar year ending December 31st. The quarterly reporting periods contained in the unaudited consolidated financial statements included in this prospectus consist of 13- and 39-week periods ending on October 29, 2011 and October 30, 2010. Historical results are not necessarily indicative of the results to be expected for any future period and results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

Overview

francesca’s collections® is one of the fastest growing specialty retailers in the United States. Our retail locations are designed and merchandised to feel like independently owned, upscale boutiques and provide our customers with an inviting, intimate and fun shopping experience. We believe we offer compelling value with a diverse and uniquely balanced mix of high-quality, trend-right apparel, jewelry, accessories and gifts at attractive prices. We tailor our assortment to appeal to our core 18-35 year-old, fashion conscious, female customer, although we find that women of all ages are attracted to our eclectic and sophisticated merchandise selection and boutique setting. We carry a broad selection but limited quantities of individual styles and introduce new merchandise to our boutiques five days a week in order to create a sense of scarcity and newness, which helps drive customer shopping frequency and loyalty.

By offering a differentiated shopping experience and high-quality merchandise at a compelling value, our boutiques have been successful across a wide variety of geographic markets and shopping venues. We believe we have an opportunity to continue to grow our boutique base from 283 locations in 41 states as of October 29, 2011 to approximately 900 boutiques in the United States over the next seven to ten years. Our merchandise is also available through our e-commerce website, www.francescascollections.com.

Our company was founded in 1999 by the Founders. We opened our first boutique that same year in Houston, Texas selling fashion jewelry and accessories. In April 2007, the Founders sold a minority ownership interest in the company to BGCP. Early that same year, Mr. De Meritt was appointed the President and Chief Executive Officer of our company. Since 2007, Mr. De Meritt has augmented our strong founding management team with additional highly skilled and deeply experienced executives across key areas of our business. In February 2010, CCMP acquired an approximately 84% controlling interest in the company from the Founders and BGCP (the “CCMP Acquisition”) with the goals of providing liquidity to the Founders and BGCP and supporting Mr. De Meritt and his management team in accelerating our company’s growth.

Our strong growth and operating results reflect the initiatives taken by our management team which include accelerating the rate of new boutique openings, and further investing in our distribution capability and in our internet site and e-commerce capability, as well as the acceptance of our brand and merchandise as we have expanded into additional regions of the United States. Our net sales increased from $29.7 million in fiscal year 2006 to $135.2 million in fiscal year 2010, a compound annual growth rate of 46.1%. Over the same period, we grew income from operations from $5.7 million to $29.6 million, a compound annual growth rate of 51.3%. While revenue increased at a compound annual growth rate of 46.1%, our total retail square footage growth increased at a compound annual growth rate of 35.0% over that same period, as our boutique sales productivity improved. From October 30, 2010 to October 29, 2011, we experienced total retail square footage growth of 35.5%.

Since the beginning of fiscal year 2011, we have increased our boutique base from 207 boutiques to 283 boutiques as of October 29, 2011, an increase of 36.7%. We expect to continue our strong growth in the future. We believe there is a significant opportunity to grow our boutique base to approximately 900 boutiques over the next seven to ten years. As of the end of our third fiscal quarter, we have completed our planned boutique openings in fiscal 2011. We plan to open approximately 75 boutiques and one outlet store in fiscal year 2012. We expect to continue to drive our comparable boutique sales by featuring high-quality, trend-right merchandise at attractive prices and by maintaining our broad and shallow merchandising approach that we believe will result in increased units and dollars per transaction while also protecting margins. We also expect to increase our e-commerce sales by more fully utilizing the functionality of our core e-commerce software that we licensed in 2010, improving our cross-selling and up-selling capability, emphasizing the purchase of coordinated outfits to increase average dollars per sales transaction, and by increasing site traffic by utilizing better search engine optimization tools, email campaigns and social media marketing.

We believe that our broad and shallow merchandising strategy and the differentiated shopping experience we offer to our customers contributes to the success of our boutiques, which generate attractive returns. Over the previous two fiscal years, we opened 98 boutiques which averaged approximately 1,400 square feet and, of the locations open 12 or more months, boutique sales averaged approximately $750,000 in the first year. On average, these boutiques delivered a first-year, pre-tax cash return on net investment in excess of 150% and paid back our net investment on a pre-tax basis in less than one year. Consistent with recent openings, our new boutique operating model assumes a net investment of $156,000 consisting of approximately $45,000 of opening inventory and $181,000 of build-out costs less approximately $70,000 of landlord tenant allowances. The assumption of $70,000 in tenant allowances factors in a decrease in tenant allowances as compared to recent periods. We projected the cost of build-out with related fixtures and equipment to open a new boutique of $181,000 in fiscal year 2011, which represents an increase of approximately $11,000 from fiscal year 2010. The actual cost of build-out with related fixtures and equipment to open a new boutique was approximately $180,000 to date during fiscal year 2011. While we do not foresee further significant cost increases, there can be no assurance that those costs will not continue to increase. We expect new boutique economics to be consistent with our recent history and, based on first-year boutique sales of $650,000 to $750,000 should yield similar pay back and return on net investment.

We pursue various initiatives to build brand awareness and create relationships with customers. These initiatives include in-boutique visual merchandising and presentation, periodic promotions including email marketing campaigns, the use of social networks and the building of a customer database. Our website was redesigned in October of 2010 to deliver improved functionality as well as a stronger brand and fashion sensibility to our customers.

We continue to invest capital to build the corporate and distribution infrastructure necessary to support our growth. We also continue to invest in our systems infrastructure, including implementation of technology for retail merchandise management, point-of-sale software and software applications to support our e-commerce initiatives. We recently completed the process of upgrading our existing merchandising, warehousing and point-of-sale applications to the latest supported software releases for these applications. During the first quarter of fiscal year 2012, we plan to begin to replace our boutiques’ point-of-sale software system which will complete the implementation of our new enterprise technology platform.

In December 2011 we entered into a lease for a space near our existing headquarters and distribution facilities and expect to relocate our headquarters and distribution facilities to the new space by no later than November 1, 2012. We will incur expenses of approximately $700,000, or approximately $0.01 per diluted share in costs for moving, duplicate rent and write-offs of existing leasehold improvements at the existing facilities. Initially, we will occupy approximately 218,000 square feet, housing our headquarters staff, warehousing, distribution, e-commerce operations, and e-commerce fulfillment. The lease for the new facilities includes an option to add as much as an additional 122,000 square feet if necessary. The primary lease term of the new facility expires on April 30, 2020; however, we have options to renew the lease for an additional period of up to ten years. Annual rent expense for the new facility will average approximately $575,000 per year over the primary term of the lease. The capital expenditures for the new facility are estimated to be approximately $3.6 million including building interior construction, distribution equipment, relocation and improvement of the corporate data center and other related costs. We believe that the new facility will be sufficient to support the Company’s growth plans for several years.

We are subject to a number of risks and uncertainties many of which are outside of our control and may adversely affect our business, financial condition, results of operations, cash flows and prospects. These uncertainties and risks include, among others, increases in the cost of raw materials and other inputs used in the production of our merchandise, general economic conditions, the potential lack of success of the malls and other shopping venues in which our boutiques are located, and increased competition as we continue to grow our boutique base. To date, recent increases in the price of cotton, which is used in the production of a portion of our apparel merchandise, have not materially affected our ability to obtain apparel merchandise from our vendors, the prices we pay for such merchandise or the prices we charge our customers for such merchandise. If the price of cotton continues to increase in the future, we cannot assure you that we will be able to obtain consistent levels and quality of cotton apparel merchandise or that our sales prices and margins will not be adversely impacted. Any future increases in the price of cotton, or other raw materials used in the production of our merchandise, could materially and adversely impact our results of operations.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are net sales, comparable boutique sales, gross profit, selling, general and administrative expenses and operating income.

Net Sales

Net sales constitute gross sales net of merchandise returns. Net sales consist of sales from comparable boutiques and non-comparable boutiques and sales and shipping revenue from our e-commerce business.

Comparable Boutique Sales

A boutique is included in comparable boutique sales on the first day of the fifteenth full month following the boutique’s opening, which is when we believe comparability is achieved. When a boutique that is included in comparable boutique sales is relocated, we continue to consider sales from that boutique to be comparable boutique sales. If a boutique is closed for thirty days or longer for a remodel or as a result of weather damage, fire or the like, we no longer consider sales from that boutique to be comparable boutique sales. There may be variations in the way in which some of our competitors and other retailers calculate comparable, “same store” or “same boutique” sales. As a result, data in this prospectus regarding our comparable boutique sales may not be comparable to similar data made available by other retailers. Non-comparable boutique sales is comprised of new boutique sales, e-commerce sales, sales from closed boutiques and other sales not included in comparable boutique sales.

Measuring the change in year-over-year comparable boutique sales allows us to evaluate how our boutique base is performing. Various factors affect comparable boutique sales, including:

•	consumer preferences, buying trends and overall economic trends;

•	our ability to identify and respond effectively to fashion trends and customer preferences;

•	our ability to provide an assortment of distinctive, high-quality product offerings to generate new and repeat visits to our boutiques;

•	competition;

•	changes in our merchandise mix;

•	changes in pricing and average unit prices;

•	the number of items purchased per transaction or boutique visit;

•	the timing of promotional events and holidays;

•	the timing of introduction of new merchandise and customer acceptance of new merchandise;

•	the level of customer service that we provide in our boutiques;

•	our opening of new boutiques in the vicinity of our existing boutiques;

•	our ability to source and distribute merchandise efficiently; and

•	the number of boutiques we open, close, remodel or relocate in any period.

Opening new boutiques is an important part of our growth strategy. As we continue to pursue our growth strategy we expect that a significant percentage of our net sales will continue to come from new boutiques not included in comparable boutique sales. Accordingly, comparable boutique sales is only one measure we use to assess the success of our growth strategy. Our rapid pace of new boutique openings may affect the comparability of our results of operations, particularly our comparable boutique sales growth, to similar data made available by other retailers. We also anticipate that sales from our e-commerce business will become a more significant contributor to net sales.

The specialty retail apparel and accessories industry is cyclical, and consequently our net sales are affected by general economic conditions. Purchases of apparel, jewelry, accessories and gift items are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates and consumer confidence.

Our business is mildly seasonal and as a result, our net sales fluctuate from quarter to quarter. Net sales are usually highest in the fourth fiscal quarter due to the year-end holiday season and lowest in the first fiscal quarter. While December generally experiences the highest level of net sales, January is typically the month with the least net sales. Both months are included in our fourth fiscal quarter.

Gross Profit

Gross profit is equal to our net sales less our cost of goods sold and occupancy costs. Gross margin measures gross profit as a percentage of our net sales. Cost of goods sold and occupancy costs includes the direct cost of purchased merchandise, freight costs from our suppliers to our distribution centers and freight costs for merchandise shipped directly from our vendors to our boutiques, allowances for inventory shrinkage and obsolescence, boutique occupancy costs, including rent, utilities, common area maintenance, property taxes, depreciation and boutique repair and maintenance costs, and shipping costs related to e-commerce sales. The components of our cost of goods sold and occupancy costs may not be comparable to the components of cost of goods sold or similar measures of our competitors and other retailers. As a result, data in this prospectus regarding our gross profit and gross margin may not be comparable to similar data made available by our competitors and other retailers.

The variable component of our cost of goods sold and occupancy costs is higher in higher volume quarters because the variable component of our cost of goods sold and occupancy costs generally increases as net sales increase. Changes in the mix of our merchandise sold, such as changes in the percentage of apparel sold, may also impact our overall cost of goods sold and occupancy costs. We review our inventory levels on an ongoing basis to identify slow-moving merchandise, and generally use markdowns to clear that merchandise. The timing and level of markdowns are not principally seasonal in nature but are driven by customer acceptance of our merchandise. If we misjudge the market for our merchandise, we may be faced with significant excess inventories for some merchandise and be required to mark down such merchandise in order to sell them. These markdowns may result in selling merchandise below cost. Markdowns have reduced our gross profit in some prior periods and may have a material adverse impact on our earnings for future periods depending on the extent of the markdown discount and the amount of merchandise affected.

Selling, General and Administrative Expenses

Selling expense includes boutique payroll, employee benefits, freight from distribution centers to boutiques, boutique pre-opening expense, credit card merchant fees, costs of maintaining our internet presence and operating our e-commerce business while general and administrative expenses includes payroll and benefits for our headquarters and distribution operations, management incentives, professional fees, travel and administration costs and other expenses related to operations at our corporate headquarters, as well as share-based compensation. While selling expense generally varies proportionally with net sales, general and administrative expenses does not generally vary proportionally with net sales. As a result, general and administrative expenses as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters. The components of our selling, general and administrative expenses may not be comparable to those of our competitors and other retailers. We expect that our selling, general and administrative expenses will increase in future periods due to our continuing growth and in part to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company. Among other things, we expect that compliance with the Sarbanes-Oxley Act and related rules and regulations will result in significant legal and accounting costs.

Share-based compensation expense related to stock options was $2,400,000, $99,000 and $8,000 for fiscal years 2010, 2009 and 2008, respectively. We granted options to purchase an aggregate of 1,994,430, 406,000 and 100,000 shares of common stock in fiscal years 2010, 2009 and 2008, respectively. These and any future stock option grants will increase our share-based compensation expense in fiscal year 2011 and in future fiscal years compared to fiscal year 2010. See “—Critical Accounting Policies”.

Income from Operations

Income from operations is gross profit less selling, general and administrative expenses. We use operating income as an indicator of the productivity of our business and our ability to manage selling, general and administrative expenses. We believe that our operating income, expressed as a percentage of net sales, compares favorably to other specialty retailers.

EBITDA and Adjusted EBITDA

In evaluating our business, we consider and use EBITDA as a supplemental measure of our operating performance because it has been a measurement criterion in our management compensation plan. We use Adjusted EBITDA only as a measure in the calculation of the financial ratios that we were required to maintain under the terms of our prior senior secured credit facility and are currently required to maintain under our revolving credit facility. We define EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus share-based compensation expense as adjusted for expenses (minus gains) that we do not consider reflective of our ongoing operations, consistent with the definition of EBITDA in our revolving credit facility (referred to herein as “Credit Agreement EBITDA”). See “—Non-GAAP Measures.”

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net sales:

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands, except percentages and number of boutiques)
Net sales	$142,506	$95,293	$135,176	$79,367	$52,290
Cost of goods sold and occupancy costs	68,048	45,717	65,008	37,244	25,358

Gross profit	74,458	49,576	70,168	42,123	26,932
Selling, general and administrative expenses	45,388	28,845	40,525	24,641	19,962

Income from operations	29,070	20,731	29,643	17,482	6,970
Interest income (expense)	(4,529)	—	(1,633)	2	4
Loss on early extinguishment of debt	(1,591)	—	—	—	—
Other income (expense)	248	103	(2)	38	14

Income before income tax expense	23,198	20,834	28,008	17,522	6,988
Income tax expense	9,050	8,267	11,113	6,918	2,382

Net income	$14,148	$12,567	$16,895	$10,604	4,606

Percentage of sales(4):
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold and occupancy costs	47.8%	48.0%	48.1%	46.9%	48.5%

Gross profit	52.2%	52.0%	51.9%	53.1%	51.5%
Selling, general and administrative expenses	31.8%	30.2%	30.0%	31.0%	38.2%

Income from operations	20.4%	21.8%	21.9%	22.1%	13.3%
Interest income (expense)	(3.2)%	0.0%	(1.2)%	0.0%	0.0%
Loss on early extinguishment of debt	(1.1)%	0.0%	0.0%	0.0%	0.0%
Other income (expense)	0.2%	0.1%	0.0%	0.0%	0.0%

Income before income tax expense	16.3%	21.9%	20.7%	22.1%	13.3%
Income tax expense	6.4%	8.7%	8.2%	8.7%	4.6%

Net income	9.9%	13.2%	12.5%	13.4%	8.7%

Operating data:
Comparable boutique sales growth for period(1)	8.4%	15.5%	15.2%	9.8%	(6.3)%
Number of boutiques open at end of period	283	206	207	147	111
Net sales per average square foot for period (not in thousands)(2)	$373	$346	$508	$429	$384
Average square feet(3)	382	275	266	185	136
Total gross square feet at end of period	399	294	296	210	158

(1)	A boutique is included in comparable boutique sales on the first day of the fifteenth full month following the boutique’s opening. When a boutique that is included in comparable boutique sales is relocated, we continue to consider sales from that boutique to be comparable boutique sales. If a boutique is closed for thirty days or longer for a remodel or as a result of weather damage, fire or the like, we no longer consider sales from that boutique to be comparable boutique sales. E-commerce sales are excluded from comparable boutique sales.
(2)	Net sales per average square foot are calculated by dividing net sales for the period by the average square feet during the period (see footnote 3 below).
(3)	Because of our rapid growth, for purposes of providing a sales per square foot measure we use average square feet during the period as opposed to total gross square feet at the end of the period. For individual quarterly periods, average square feet is calculated as (a) the sum of total gross square feet at the beginning and end of the period, divided by (b) two. For periods consisting of more than one fiscal quarter, average square feet is calculated as (a) the sum of the total gross square feet at the end of each fiscal quarter, divided by (b) the number of quarters. There may be variations in the way in which some of our competitors and other retailers calculate sales per square foot or similarly titled measures. As a result, data in this prospectus regarding our average square feet and net sales per average square foot for period may not be comparable to similar data made available by other retailers.
(4)	Percentage totals in the above table may not equal the sum of the components due to rounding.

The following table summarizes the number of boutiques open at the beginning and the end of the periods indicated:

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
Number of boutiques open at beginning of period	207	147	147	111	80
Boutiques added	76	60	62	36	31
Boutiques closed	—	(1)	(2)	—	—

Number of boutiques open at the end of period	283	206	207	147	111

We have determined our operating segments on the same basis that we use internally to evaluate performance. Our reporting segments are our boutiques and e-commerce business, which have been aggregated into one reportable financial segment. We aggregate our operating segments because (i) the merchandise offered at our retail locations and through our e-commerce business is largely the same, (ii) we believe that the majority of our e-commerce customers are also customers of our retail locations and (iii) the merchandise margin of both segments is similar.

Thirty-Nine Weeks Ended October 29, 2011 Compared to Thirty-Nine Weeks Ended October 30, 2010

Net sales

Net sales increased 49.5% to $142.5 million in the thirty-nine weeks ended October 29, 2011 from $95.3 million in the thirty-nine weeks ended October 30, 2010. This increase resulted primarily from a 42.5% increase in transaction count, which in turn was primarily attributable to the increase in the number of boutiques in operation, and an increase in the average unit retail price. Comparable boutique sales increased 8.4%, or $6.7 million, while non-comparable boutique sales increased $40.5 million in the thirty-nine weeks ended October 29, 2011 as compared to the same period of the prior year. There were 185 comparable boutiques and 98 non-comparable boutiques open at October 29, 2011 compared to 123 and 83, respectively, at October 30, 2010.

	Thirty-Nine Weeks Ended		Change
	October 29, 2011	October 30, 2010
	(in thousands)
Apparel	$78,507	$53,133	$25,374
Jewelry	28,039	19,154	8,885
Accessories	21,444	12,823	8,621
Gift	14,891	10,040	4,851
Shipping	155	143	12

	143,036	95,293	47,743
Allowance for returns	(530)	—	(530)

Net sales	$142,506	$95,293	$47,213

The preceding table presents sales by merchandise category. As shown in the table, sales increased in all of our merchandise categories.

Cost of Goods Sold and Occupancy Costs

Cost of goods sold and occupancy costs increased 48.8% to $68.0 million in the thirty-nine weeks ended October 29, 2011 from $45.7 million in the thirty-nine weeks ended October 30, 2010. Cost of merchandise and freight expenses increased by $13.8 million primarily driven by the increased sales volume. Occupancy costs increased by $7.7 million principally due to the increase in the number of boutiques in operation during the thirty-nine weeks ended October 29, 2011 compared to the same period of the prior year. Allowance for shrinkage increased by $1.0 million primarily due to increased sales. As a percentage of net sales, cost of goods sold and occupancy costs decreased to 47.8% in the thirty-nine weeks ended October 29, 2011 from 48.0% in the thirty-nine weeks ended October 30, 2010. This decrease was principally caused by improved merchandise margin as a result of a shift in sales mix to the higher margin merchandise categories which was partially offset by an increase in occupancy costs and depreciation expense of mall-based boutiques.

Gross Profit

Gross profit increased 50.2% to $74.5 million in the thirty-nine weeks ended October 29, 2011 from $49.6 million in the thirty-nine weeks ended October 30, 2010. Gross margin increased 20 basis points to 52.2% for the thirty-nine weeks ended October 29, 2011 from 52.0% for the thirty-nine weeks ended October 30, 2010 principally due to improved merchandise margin as a result of a shift in sales mix to the higher margin merchandise categories which was partially offset by an increase in occupancy costs and depreciation expense of mall-based boutiques.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 57.4% to $45.4 million in the thirty-nine weeks ended October 29, 2011 from $28.8 million in the thirty-nine weeks ended October 30, 2010. Of the total increase, $8.3 million was attributable to the increase in selling expenses, principally caused by the increase in the number of boutiques in operation in the thirty-nine weeks ended October 29, 2011 compared to the same period of the prior year. Specifically, payroll and related expenses increased by $7.0 million, credit card merchant fees increased by $0.7 million and boutique and office supplies expense increased by $0.4 million. General and administrative expenses increased by $8.2 million primarily due to additional costs related to adding corporate office and distribution employees to support the larger boutique base and increased net sales as well as additional costs incurred to meet the ongoing requirements for a public company. Specifically, payroll and related expenses increased by $3.8 million, which includes a $2.3 million increase in stock-based compensation associated with the accelerated vesting of certain options in connection with our IPO; professional fees increased by $1.3 million; software and computer services expense increased by $1.5 million, a part of which is related to the new merchandise system conversion; freight expenses increased by $0.4 million; and travel expense increased by $0.4 million. As a percentage of net sales, selling, general and administrative expenses increased to 31.8% in the thirty-nine weeks ended October 29, 2011 from 30.2% in the thirty-nine weeks ended October 30, 2010.

Income from Operations

As a result of the foregoing, income from operations increased 40.2% to $29.1 million, or 20.4% of net sales, in the thirty-nine weeks ended October 29, 2011 from $20.7 million, or 21.8% of net sales, in the thirty-nine weeks ended October 30, 2010. This increase was principally due to an increase of $24.9 million in gross profit partially offset by an increase of $16.5 million in selling, general and administrative expenses.

Interest Expense

Interest expense was $4.5 million in the thirty-nine weeks ended October 29, 2011. The company made no borrowings during the thirty-nine weeks ended October 30, 2010.

Loss on early extinguishment of debt

Loss on early extinguishment of debt was $1.6 million in the thirty-nine weeks ended October 29, 2011 due to the write-off of debt issue costs related to early repayment of our prior senior secured credit facility.

Provision for Income Taxes

The increase in provision for income taxes of $0.8 million in the thirty-nine weeks ended October 29, 2011 compared to the thirty-nine weeks ended October 30, 2010 was primarily due to an increase in pre-tax income. The effective tax rate of 39.0% in the thirty-nine weeks ended October 29, 2011 was comparable to the effective tax rate of 39.7% in the thirty-nine weeks ended October 30, 2010.

Net Income

Net income increased 12.6% to $14.1 million in the thirty-nine weeks ended October 29, 2011 from $12.6 million in the thirty-nine weeks ended October 30, 2010. This increase was primarily due to a $24.9 million increase in gross profit, but was partially offset by increases in selling, general and administrative expenses of $16.5 million, interest expense of $4.5 million, loss on early extinguishment of debt of $1.6 million and provision for income taxes of $0.8 million.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Sales

Net sales increased 70.3%, or $55.8 million, to $135.2 million in fiscal year 2010 from $79.4 million in fiscal year 2009. This increase in net sales resulted from an 82% increase in transaction count, which in turn was primarily attributable to the increase in the number of boutiques in operation during fiscal year 2010 as compared to fiscal 2009. In addition, the increase in net sales was partially driven by a strong growth in our accessories and gift categories. Comparable boutique sales increased 15.2% for fiscal year 2010 compared to fiscal year 2009. Comparable boutique sales increased $10.5 million and non-comparable boutique sales increased $45.3 million, with $33.4 million from boutiques that opened in fiscal year 2010. There were 137 comparable boutiques and 70 non-comparable boutiques open at January 29, 2011 compared to 106 and 41, respectively, at January 30, 2010.

Our net e-commerce sales increased to $1.9 million in fiscal year 2010 from $1.0 million in fiscal year 2009. E-commerce sales increased due to our use of a more robust e-commerce technology platform, expanded marketing efforts to a larger customer base and a growing awareness of francesca’s collections® resulting from growth in our boutique base.

	Fiscal Year Ended		Change
	January 29, 2011	January 30, 2010
	(in thousands)
Apparel	$70,326	$45,540	$24,786
Jewelry	27,911	16,764	11,147
Accessories	19,567	8,007	11,560
Gifts	17,367	8,949	8,418
Shipping	195	107	88

	135,366	79,367	55,999
Allowance for returns	(190)	—	(190)

Merchandise sales	$135,176	$79,367	$55,809

The preceding table was prepared from our internal merchandise system and presents sales by merchandise category. As shown in that table, sales increased in all of our merchandise categories, but growth was particularly high in the accessories and gift categories. We determined that an allowance for returns was not necessary in fiscal year 2009 because our calculation of the return amount for 2009 based on historical returns was not material for that year.

Cost of Goods Sold and Occupancy Costs

Cost of goods sold and occupancy costs increased 74.5%, or $27.8 million, to $65.0 million in fiscal year 2010 from $37.2 million in fiscal year 2009. Cost of merchandise and freight expenses increased by $18.2 million primarily driven by the increased sales volume. Occupancy costs increased by $8.6 million principally due to the increase in the number of boutiques in operation during fiscal year 2010 as compared to fiscal year 2009. This led to higher fixed boutique-level expenses including rent, utilities, depreciation and common area maintenance. Allowance for shrinkage increased by $1.0 million primarily due to increased sales and inventory levels. As a percentage of net sales, cost of goods sold and occupancy costs increased to 48.1% in fiscal year 2010 from 46.9% in fiscal year 2009 which was primarily caused by a decline in merchandise margin resulting from increased sales of markdown merchandise as a percentage of total sales as well as a correction to rent expense of $0.7 million reflecting rent incurred prior to boutique openings in past fiscal years.

Gross Profit

Gross profit increased 66.6%, or $28.0 million, in fiscal year 2010 to $70.2 million from $42.1 million in fiscal year 2009. Gross margin decreased 116 basis points to 51.9% for fiscal year 2010 from 53.1% for fiscal year 2009. This decrease was primarily attributable to a decline in merchandise margin, which decline was primarily due to sales of markdown merchandise accounting for a larger proportion of net sales in fiscal year 2010 as well as a correction to rent expense of $0.7 million, or 50 basis points of gross margin, for rent incurred from time of possession to boutique opening, for boutiques opened in prior fiscal years.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 64.5%, or $15.9 million, to $40.5 million in fiscal year 2010 from $24.6 million in fiscal year 2009. Of the total increase, $8.9 million was attributable to the increase in selling expense, primarily due to an increase in the number of boutiques in operation during fiscal year 2010, compared to fiscal year 2009, which led to higher overall boutique-level labor expenses and other costs to operate our boutiques. Specifically, payroll and related expenses increased by $6.9 million, credit card merchant fee expense increased by $1.1 million and boutique and office supplies expense increased by $0.5 million. Several smaller changes accounted for the $0.4 million remaining increase. General and administrative expenses increased by $7.0 million due to the cost of adding headquarters and distribution employees to manage the larger boutique base and increased net sales as well as increased management incentives. Payroll and related expenses accounted for $5.9 million of the increase, including an increase of $2.3 million in stock compensation expense, and corporate travel expense increased $0.5 million. The remaining increase consisted of smaller year-to-year changes. As a percentage of net sales, selling, general and administrative expenses decreased to 30.0% in fiscal year 2010 from 31.0% in fiscal year 2009, primarily due to lower boutique-level labor expenses as a percentage of sales. The selling expense portion declined as a percentage of net sales to 17.8% in fiscal year 2010 from 19.0% in fiscal year 2009, while the general and administrative portion increased to 12.2% from 12.0% in fiscal year 2010.

Income from Operations

As a result of the foregoing, income from operations increased $12.2 million, or 69.6%, to $29.6 million in fiscal year 2010 from $17.5 million in fiscal year 2009. Income from operations was 21.9% of net sales in fiscal year 2010 compared to 22.1% in fiscal year 2009.

Interest Expense, Net

Interest expense, net increased by $1.6 million in fiscal year 2010 compared to fiscal year 2009 because the company made initial borrowings under our prior senior secured credit facility during fiscal year 2010.

Provision for Income Taxes

The increase in provision for income taxes of $4.2 million in fiscal year 2010 from fiscal year 2009 was due primarily to a $10.5 million increase in pre-tax income. The effective tax rate of 39.7% in fiscal year 2010 was comparable to the effective tax rate of 39.5% in fiscal year 2009.

Net Income

Net income increased 59.3%, or $6.3 million, to $16.9 million in fiscal year 2010 from $10.6 million in fiscal year 2009. This increase was due primarily to a $28.0 million increase in gross profit, partially offset by increases in selling, general and administrative expenses of $15.9 million, and a higher provision for income taxes of $4.2 million.

Fiscal Year 2009 Compared to Fiscal Year 2008

Net Sales

Net sales increased 51.8%, or $27.1 million, to $79.4 million in fiscal year 2009 from $52.3 million in fiscal year 2008. This increase in net sales resulted from a 51% increase in transaction count, which in turn was primarily attributable to the increase in the number of boutiques in operation during fiscal year 2009, compared to fiscal year 2008. Comparable boutique sales increased 9.8% for fiscal year 2009 compared to fiscal year 2008, as a result of particularly strong growth in clothing and accessories categories, as presented in the following table. Comparable boutique sales increased by $4.5 million and non-comparable boutiques sales increased $21.7 million with $15.0 million from boutiques that opened in fiscal year 2009. There were 106 comparable boutiques and 41 non-comparable boutiques open at January 30, 2010 compared to 70 and 41, respectively, at January 31, 2009.

Our net e-commerce sales increased to $1.0 million from $0.7 million in the prior fiscal year. E-commerce sales increased as we expanded our assortment of merchandise available for online purchase and as our customer database that we market to increased.

	Fiscal Year Ended		Change
	January 30, 2010	January 31. 2009
	(in thousands)
Apparel	$45,540	$26,829	$18,711
Jewelry	16,764	12,281	4,483
Accessories	8,007	5,391	2,616
Gifts	8,949	7,789	1,160
Shipping	107	—	107

Merchandise sales	$79,367	$52,290	$27,077

The preceding table was prepared from our internal merchandise system and presents sales by merchandise category. While percentage growth rates were highest for apparel and accessories, our jewelry category was also a key contributor to the total net sales increase. Returns for both fiscal years 2009 and 2008 were not material, thus, we do not believe that an allowance for returns was necessary for those years.

Cost of Goods Sold and Occupancy Costs

Cost of goods sold and occupancy costs increased 46.9%, or $11.9 million, to $37.2 million in fiscal year 2009 from $25.4 million in fiscal year 2008. Cost of merchandise and freight expenses increased $8.4 million which was primarily driven by the increased sales volume. Occupancy costs increased $3.5 million principally due to the increase in the number of boutiques in operation during fiscal year 2009 as compared to fiscal year 2008. This led to higher fixed boutique-level expenses including rent, utilities, depreciation and common area maintenance. As a percentage of net sales, cost of goods sold and occupancy costs decreased to 46.9% in fiscal year 2009 from 48.5% in fiscal year 2008 as fixed costs were absorbed by increased sales.

Gross Profit

Gross profit increased 56.4%, or $15.2 million, in fiscal year 2009 to $42.1 million from $26.9 million in fiscal year 2008. Gross margin increased 156 basis points to 53.1% for fiscal year 2009 from 51.5% for fiscal year 2008. This increase was primarily attributable to the absorption of fixed boutique occupancy costs over increased net sales as well as lower inventory shrinkage costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 23.4% or $4.7 million to $24.6 million in fiscal year 2009 from $20.0 million in fiscal year 2008. Of the total increase, $3.0 million was attributable to the increase in selling expense, primarily due to an increase in the number of boutiques in operation during fiscal year 2009, compared to fiscal year 2008, which led to higher overall boutique-level labor expenses and other costs to operate our boutiques. Specifically, payroll and related expenses increased by $2.0 million and credit card merchant fee expense increased by $0.6 million. Several smaller changes accounted for the $0.4 million remaining increase. General and administrative expenses increased by $1.7 million due to the cost of adding headquarters and distribution employees to manage the larger boutique base and increased net sales as well as professional fees relating to the CCMP Acquisition. Specifically, professional fees were increased by $1.0 million, payroll and related expenses increased by $0.4 million, which included an additional $90 thousand of compensation expense. The remaining $0.3 million increase was comprised of smaller year-to-year changes. As a percentage of net sales, selling, general and administrative expenses declined to 31.0% in fiscal year 2009 from 38.2% in fiscal year 2008. The selling expense portion declined to 19.0% from 23.1% as a percentage of net sales, principally as a result of improved boutique labor scheduling. The general and administrative portion declined to 12.0% in fiscal year 2009 from 15.1% in fiscal 2008 as headquarters payroll was absorbed over higher net sales, partially offset by increased professional fees.

Income from Operations

As a result of the foregoing, income from operations increased $10.5 million, or 150.8%, to $17.5 million in fiscal year 2009 from $7.0 million in fiscal year 2008. Income from operations was 22.0% of net sales in fiscal year 2009 compared to 13.3% in fiscal year 2008.

Provision for Income Taxes

The increase in provision for income taxes of $4.5 million in fiscal year 2009 from fiscal year 2008 was due primarily to a $10.5 million increase in pre-tax income and an increase in the effective tax rate. For fiscal year 2008, the provision for income taxes was reduced by $0.2 million due to adjustments made to deferred income taxes for differences between estimates used in recording the income tax provision in the prior year and the actual federal and state tax returns.

Net Income

Net income increased 130.2%, or $6.0 million, to $10.6 million in fiscal year 2009 from $4.6 million in fiscal year 2008. This increase was due primarily to a $15.2 million increase in gross profit, partially offset by increases in selling, general and administrative expenses of $4.7 million, and a higher provision for income taxes of $4.5 million.

Quarterly Results and Seasonality

The following table sets forth our historical quarterly results of operation as well as certain operating data for each of our most recent eight fiscal quarters expressed as a percentage of our net sales. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented.

The quarterly data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Quarterly Results of Operations

	Fiscal Year 2011			Fiscal Year 2010				Fiscal Year 2009
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(unaudited)
	(in thousands, except per share amounts, percentages and number of boutiques)
Net sales	$50,020	$51,221	$41,265	$39,882	$35,073	$34,804	$25,417	$24,607	$19,501	$20,008	$15,251
Gross profit	25,833	27,001	21,624	20,592	18,149	18,782	12,645	12,932	10,204	10,919	8,068
Income from operations	8,044	12,607	8,419	8,912	8,401	9,709	2,621	4,580	4,053	5,591	3,258
Net income	4,744	5,485	3,918	4,328	5,115	5,861	1,591	2,788	2,450	3,390	1,976
Basic earnings (loss) per common share	$0.11	$0.13	$0.10	$0.11	$0.13	$0.15	$0.04	$0.27	$(0.92)	$(0.55)	$(0.93)
Diluted earnings (loss) per common share(1)	$0.11	$0.13	$0.10	$0.11	$0.13	$0.14	$0.04	$0.07	$(0.92)	$(0.55)	$(0.93)
Dividends declared per common share	$—	$—	$—	$2.39	$—	$—	$—	$—	$—	$—	$—
Weighted average shares outstanding(2):
Basic	43,538	40,789	40,466	40,446	40,406	40,406	36,136	26,000	26,000	26,000	26,000
Diluted	44,533	41,513	40,967	40,991	40,675	40,657	40,628	40,183	26,000	26,000	26,000
Year-Over-Year Increase
Net sales	42.6%	47.2%	62.4%	62.1%	79.9%	74.0%	66.7%	69.0%	49.9%	50.9%	33.0%
Gross profit	42.3%	43.8%	71.0%	59.2%	77.9%	72.0%	56.7%	99.7%	52.3%	43.6%	31.9%
Percent of Annual Results
Net sales	n/a	n/a	n/a	29.5%	25.9%	25.7%	18.8%	31.0%	24.6%	25.2%	19.2%
Gross profit	n/a	n/a	n/a	29.3%	25.9%	26.8%	18.0%	30.7%	24.2%	25.9%	19.2%
Income from operations	n/a	n/a	n/a	30.1%	28.3%	32.8%	8.8%	26.2%	23.2%	32.0%	18.6%
Net income	n/a	n/a	n/a	25.6%	30.3%	34.7%	9.4%	26.3%	23.1%	32.0%	18.6%
Operating Data
Comparable boutique sales change	6.5%	5.4%	14.7%	14.5%	21.1%	11.2%	14.5%	20.6%	8.5%	11.2%	(3.6)%
Number of boutiques open at end of period	283	279	249	207	206	197	172	147	145	129	118

Percentage totals in the above table may not equal the sum of the components due to rounding.

(1)	The calculation of basic and diluted earnings (loss) per share for each of the quarters in fiscal 2011 and 2010 have been calculated consistently with the presentations provided in Note 2 to the unaudited financial statements and Note 2 to the audited financial statements included elsewhere in this prospectus. The calculation of loss per share for the first, second, and third quarters of fiscal 2009 is impacted by adjustments to record increases in redemption value of preferred stock and resulted in net loss available to common shareholders. The calculation of earnings per share for the fourth quarter of fiscal 2009 is impacted by an adjustment to record a decrease in redemption value and resulted in net income available to common shareholders. As a result, the two-class method was used for basic earnings per share in this quarter and the if-converted method was used for diluted earnings per share, since it was more dilutive.
(2)	On April 28, 2010, the company authorized a split of its outstanding and authorized common stock in the ratio of four hundred to one. Accordingly, our consolidated financial data included elsewhere in this prospectus have been adjusted to retroactively reflect the effects of the stock split on common shares and per share amounts for all periods presented.

Seasonality

Our business is mildly seasonal in nature and demand is generally the highest in the fourth fiscal quarter due to the year-end holiday season and lowest in the first fiscal quarter. In addition, to prepare for these periods, we must order and keep in stock more merchandise than we carry during other parts of the year. We expect inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in anticipation of the increased net sales during these periods. As a result of this seasonality and generally because of variation in consumer spending habits, we experience fluctuations in net sales and working capital requirements during the year.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and borrowings under our revolving credit facility. Our primary cash needs are for capital expenditures in connection with opening new boutiques and remodeling existing boutiques, investing in improved technology and distribution facility enhancements, funding normal working capital requirements and payments of interest and principal under our revolving credit facility. We also occasionally use cash or our revolving credit facility to issue letters of credit to support merchandise imports or for other corporate purposes. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts payable and other current liabilities. Our working capital position benefits from the fact that we generally collect cash from sales to customers the day of or, in the case of credit or debit card transactions, within several days of the related sales and we typically have up to 30 days to pay our vendors. We experienced negative comparable boutique sales from the third quarter of fiscal year 2008 through the first quarter of fiscal year 2009, which reduced our cash flow from operations. We could experience a similar effect in a future recessionary period.

While we believe we have sufficient liquidity and capital resources to meet our current operating requirements and expansion plans, we may elect to pursue additional expansion opportunities within the next year which could require additional debt or equity financing. If we are unable to secure additional financing at favorable terms, or if such financing is unavailable due to credit-market conditions, in order to pursue such additional expansion opportunities, our ability to pursue such opportunities could be materially adversely affected.

We were in compliance with all covenants under our (i) prior senior credit facility at the time it was fully paid off on July 27, 2011 and (ii) revolving credit facility as of October 29, 2011. At October 29, 2011, we had $15.0 million of cash and cash equivalents and $30.0 million in borrowing availability under our revolving credit facility. There were no letters of credit outstanding at October 29, 2011.

For the longer term, we expect that our cash flow from operations along with borrowings under our revolving credit facility and tenant allowances for new boutiques will be sufficient to fund capital expenditures and our working capital requirements.

Cash Flow

A summary of our operating, investing and financing activities are shown in the following table:

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands)
Provided by operating activities	$29,877	$14,360	$21,020	$13,277	$3,708
Used for investing activities	(12,201)	(11,037)	(16,208)	(5,538)	(2,013)
Provided by (used by) financing activities	(15,210)	673	(6,063)	—	(1,525)

Net Increase (decrease) in cash and cash equivalents	$2,466	$3,996	$(1,251)	$7,739	$170

Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, deferred taxes, the effect of working capital changes and tenant allowances received from landlords.

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands)
Net income	$14,148	$12,567	$16,895	$10,604	$4,606
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,509	1,707	2,377	1,215	700
Stock-based compensation expense	3,907	1,706	2,400	99	8
Excess tax benefit from stock-based compensation	(449)	(535)	(1,757)	—	—
Loss on sale of assets	20	22	25	—	—
Amortization of debt issuance costs	462	—	158	—	—
Loss on early extinguishment of debt	1,591	—	—	—	—
Deferred income tax	2,696	(1,997)	(2,685)	(833)	(54)
Changes in assets and liabilities:
Accounts receivable	931	(3,539)	(3,557)	(126)	(49)
Inventories	(4,716)	(6,914)	(5,581)	(794)	310
Prepaid expenses and other current assets	(926)	(896)	(1,549)	(573)	(407)
Accounts payable	2,567	1,954	3,443	1,434	(298)
Accrued liabilities	(479)	1,174	3,874	1,007	39
Deferred and accrued rents	6,616	5,684	5,999	1,440	315
Income taxes payable	—	3,427	978	(196)	(1,462)

Net cash provided by operating activities	$29,877	$14,360	$21,020	$13,277	$3,708

(1)	For the thirty-nine weeks ending October 29, 2011 and October 30, 2010, the change in income taxes payable is stated separately and not in the accrued liabilities amounts reported in the above schedule to conform with the presentation in fiscal years 2010, 2009 and 2008.

Thirty-Nine Weeks Ended October 29, 2011 Compared to Thirty-Nine Weeks Ended October 30, 2010

Net cash provided by operating activities increased $15.6 million, to $30.0 million in the thirty-nine weeks ended October 29, 2011 from $14.4 million in the thirty-nine weeks ended October 30, 2010 primarily due to a $10.8 million increase in non-cash expenses, including depreciation, deferred income taxes, loss on early extinguishment of debt and stock-based compensation as well as higher net income in the thirty-nine weeks ended October 29, 2011 compared to the same period of the prior year.

Net working capital decreased $0.7 million for the period ended October 29, 2011 as compared to the same period ended October 30, 2010 due to increases in accounts payable and accrued liabilities in connection with the increase in the number of boutiques in operation as well as decreases in accounts receivable principally due to collection of tenant allowances. These changes were partially offset by increases in: merchandise inventory, in connection with both new and existing boutiques; prepaid assets, as a result of higher prepaid rent and prepaid insurance as well as a decrease in income tax payable due to lower income tax expense.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net cash provided by operating activities was $21.0 million and $13.3 million for fiscal years 2010 and 2009, respectively. The $7.7 million increase in fiscal year 2010 compared to fiscal year 2009 was primarily due to improved operating results given our significant net sales growth.

Net working capital decreased $3.1 million in fiscal year 2010 as merchandise inventory increased in connection with both new as well as existing boutiques; accounts receivable, principally from credit card providers increased in connection with the increase in net sales as well as from higher tenant allowances and federal income tax refund receivable; and prepaid assets increased as a result of higher prepaid rent and prepaid insurance. Those working capital decreases were partially offset by increases in accounts payable, accrued liabilities and deferred rent.

Merchandise inventory increased $5.6 million in fiscal year 2010 compared to an increase of $0.8 million in fiscal year 2009. Merchandise inventory increased during the year due to and in preparation for new boutique openings, and in anticipation of sales increases in comparable boutiques. We estimate inventory levels and capital requirements based on historical boutique sales performance and new boutique opening plans as well as planned merchandise assortment. To the extent that inventory levels substantially increase, we may rely upon various promotional events or pricing strategies to sell through the inventory levels. Management believes that at January 29, 2011, merchandise inventory is at an appropriate level, from both a business and capital structure perspective, and properly planned for the prospective selling season. While management remains watchful in the current economic environment, we do not believe it will have a negative effect on our present business strategy.

Investing Activities

Investing activities consist primarily of capital expenditures for new boutiques, improvements to existing boutiques, as well as investment in information technology and our distribution facility.

	Thirty-Nine Weeks Ended		For the Fiscal Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
	(In thousands)
Capital expenditures for:
New boutiques	$10,488	$9,195	$13,176	$4,872	$1,676
Existing boutiques	582	522	850	153	138
Technology	875	1,066	1,708	94	—
Corporate and distribution	291	254	474	419	199
Proceeds from sale of property and equipment	(35)	—	—	—	—

Net cash used in investing activities	$12,201	$11,037	$16,208	$5,538	$2,013

Thirty-Nine Weeks Ended October 29, 2011 Compared to Thirty-Nine Weeks Ended October 30, 2010

Our capital expenditures for the thirty-nine weeks ended October 29, 2011 were $12.2 million, with new boutiques accounting for the majority of spending at $10.5 million. Spending for new boutiques includes amounts associated with boutiques that will open subsequent to October 29, 2011. The company opened 76 boutiques in the thirty-nine weeks ended October 29, 2011 compared to 60 new boutiques in the thirty-nine weeks ended October 30, 2010. Our capital expenditures for the new boutiques opened during the thirty-nine weeks ended October 29, 2011 totaled $13.6 million, of which $10.5 million were incurred in the thirty-nine weeks ended October 29, 2011. The remaining $3.1 million of capital expenditures were incurred and paid in fiscal year 2010. The average cost of the leasehold improvements and furniture and fixtures for new boutiques opened in the thirty-nine weeks ended October 29, 2011 was approximately $180,000 per boutique while tenant allowances averaged approximately $81,000 per boutique. The average collection period for tenant allowances is six months after boutique opening. As a result, we fund the cost of new boutiques with cash flow from operations, tenant allowances from our landlords and borrowings under the revolving credit facility. We expect that our cash flow from operations along with borrowings under the revolving credit facility and tenant allowances for new boutiques will be sufficient to fund our capital expenditures for at least the next twelve months.

Fiscal Year 2010 Compared to Fiscal Year 2009

Our total capital expenditures for fiscal year 2010 were $16.2 million with new boutiques accounting for the majority of spending at $13.2 million. Spending for new boutiques included amounts associated with boutiques that opened within the first quarter of the subsequent fiscal year. The average cost of the leasehold improvements, furniture and fixtures for new boutiques opened in fiscal year 2010 was $170,000 exclusive of tenant allowances. Tenant allowances in fiscal year 2010 averaged approximately $72,000 per boutique. Of the $13.2 million of capital spending on new boutiques, $3.4 million was for new boutiques that opened in fiscal year 2011. In fiscal year 2009, $0.9 million was spent on boutique openings in fiscal year 2010. While capital expenditures for new boutiques were $13.2 million, we received tenant allowances of $5.0 million. The average collection period for these allowances is six months after boutique opening. As a result, we fund the cost of new boutiques with cash flow from operations, build-out allowances from our landlords, or borrowings under our revolving credit facility. See discussion under “—Revolving Credit Facility”. Tenant allowances were $1.4 million and $0.3 million for fiscal years 2009 and 2008, respectively. Tenant allowances are amortized as a reduction in rent expense over the term of the lease. The remaining capital expenditures of $3.0 million in fiscal year 2010, $0.7 million in fiscal year 2009 and $0.3 million in fiscal year 2008 were primarily for investments in information technology, our corporate offices and for distribution facility enhancements.

Management anticipates that capital expenditures in fiscal year 2011 will be approximately $18.3 million to $20.8 million, including approximately $13.5 million to $14.3 million in connection with the opening of approximately 75 new boutiques in 2011 and approximately $3.0 million to $4.5 million in connection with boutiques we plan to open in early fiscal year 2012. Consistent with our boutique operating model, we anticipate that the average cost of leasehold improvements, furniture and fixtures for new boutiques planned to open in fiscal year 2011 will be approximately $181,000 per boutique, before tenant allowances of approximately $70,000. The average collection period for these allowances is six months after boutique opening. However, the timing of collection of tenant allowances does not effect our availability of capital to open new boutiques. Based on our experience to date in fiscal year 2011, we expect that new boutiques opening in fiscal year 2011 will cost approximately $11,000 per boutique more than in fiscal year 2010. This increase is primarily due to an increase in the cost of leasehold improvements, an increase in the cost of signage and technological enhancements. We expect that cost of opening new boutiques to continue to increase in future years. However, we expect that any such increases will not be material and should not adversely impact our expansion plans or pay back and return on our net investment. Capital spending in fiscal year 2011 for boutiques opening in fiscal year 2011 is subject to a number of variables including the successful negotiation of leases and the timing of the availability of space to begin boutique construction. Our technology initiatives are expected to require capital investment in the range of $1.8 to $2.0 million during fiscal year 2011. The remaining capital expenditures are expected to be used for miscellaneous investments in our corporate offices and for distribution center enhancements.

For the longer term, we expect that our cash flow from operations along with borrowings under our revolving credit facility and tenant allowances for new boutiques will be sufficient to fund capital expenditures for new boutiques, our technology initiatives including our planned merchandise planning, allocation and analytic system implementation and point-of-sale upgrade, improvements to our corporate offices and distribution facility, and to timely meet the principal and interest requirements under our revolving credit facility. While our accounting system may require upgrading or replacement at a future date, we believe it is sufficient for at least the next two-to-three years, at which point we will assess the cost and benefit of its replacement.

Financing Activities

Financing activities consist principally of borrowings and payments under our prior senior secured credit facility and our revolving credit facility as well as distributions to our stockholders and proceeds from our IPO.

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands)
Dividends	$—	$—	$(100,000)	$—	$—
Proceeds from issuance of stock in IPO, net of cost	44,118	—	—	—	—
Excess tax benefit from stock-based compensation	449	535	1,757	—	—
Proceeds from revolving credit facility	41,000	—	—	—	—
Proceeds from prior senior secured credit facility	—	—	95,000	—	—
Repayments on revolving credit facility	(93,813)	—	—	—	—
Repayments on prior senior secured credit facility	(6,000)	—	(1,187)	—	—
Payment of debt issuance costs	(1,468)	—	(2,137)	—	—
Proceeds from the exercise of stock options	504	138	504	—	—
S-Corporation distributions	—	—	—	—	(1,525)

Net cash (used by) provided by financing activities	$(15,210)	$673	$(6,063)	$—	$(1,525)

Thirty-Nine Weeks Ended October 29, 2011 Compared to Thirty-Nine Weeks Ended October 30, 2010

Net cash used by financing activities was $15.2 million during the thirty-nine weeks ended October 29, 2011. On July 27, 2011, we completed our IPO which resulted in net proceeds to us of $44.1 million, after deducting underwriting discount of $3.5 million and related fees and expenses of $2.4 million. The net proceeds from the offering, together with $41.0 million of indebtedness under our revolving credit facility and $6.3 million of cash on hand, were used to repay the $91.4 million principal balance outstanding under our prior senior secured credit facility. Prior to the repayment, we also made the required quarterly principal payment totaling $2.4 million under our prior senior secured credit facility. In connection with our revolving credit facility, we paid $1.5 million of debt issue costs to be amortized over the term of the facility. Subsequent to the completion of our IPO we made principal payments totaling $6.0 million on our revolving credit facility. Finally, we received cash proceeds of $0.5 million and recorded excess tax benefit of $0.4 million related to stock option exercises in the thirty-nine weeks ended October 29, 2011.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net cash used for financing activities was $6.1 million in fiscal year 2010. This included net proceeds of $95.0 million from borrowings under our prior senior secured credit facility, offset by the payment of a $100.0 million cash dividend and the repayment of $1.2 million of indebtedness outstanding under our prior senior secured credit facility. We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy”.

During fiscal year 2010, we made $1.2 million of scheduled principal payments on the term loans outstanding under our prior senior secured credit facility, reducing outstanding term loan to $93.8 million at fiscal year-end.

There were no revolving credit borrowings outstanding under our prior senior secured credit facility at January 29, 2011.

Preferred Stock

On February 26, 2010, CCMP acquired approximately 84% of our outstanding equity from various stockholders. As a part of the CCMP Acquisition, the Series A Preferred Stock of the company was converted into common shares on a one-for-one basis and all related rights and preferences were terminated. Accordingly, no preferred stock was outstanding at year-end. See note 10 to our consolidated financial statements included elsewhere in this prospectus.

Revolving Credit Facility

On July 27, 2011, we and a group of lenders entered into revolving credit facility in the aggregate amount of $65.0 million.

Our revolving credit facility consists of a $65.0 million revolving credit facility that matures on July 27, 2016. The revolving credit facility includes borrowing capacity available for letters of credit. At October 29, 2011, we had $30.0 million in borrowing availability under our revolving credit facility.

All obligations under the revolving credit facility are unconditionally guaranteed by, subject to certain exceptions, Parent and each of Francesca’s Collections’ existing and future direct and indirect wholly owned domestic subsidiaries. There are currently no subsidiary guarantors for the revolving credit facility because Francesca’s Collections does not currently have any subsidiaries. All obligations under the revolving credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest rate hedging or other swap agreements), are secured by substantially all of Francesca’s Collections’ assets as well as the assets of any subsidiary guarantor.

The borrowings under the revolving credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) in the case of base rate borrowings, a rate equal to the highest of (1) the prime rate of Royal Bank of Canada, (2) the federal funds rate plus 1/2 of 1%, and (3) the LIBOR for an interest period of one month plus 1.00%, or (b) in the case of LIBOR borrowings, a rate equal to the higher of (1) 1.50% and (2) the LIBOR for the interest period relevant to such borrowing. The applicable margin for borrowings under the revolving credit facility ranges from 1.25% to 2.25% with respect to base rate borrowings and from 2.25% to 3.25% with respect to LIBOR borrowings, in each case based upon the achievement of specified levels of a ratio of consolidated total debt to consolidated EBITDA. Additionally, we are required to pay a fee to the lenders under the revolving credit facility on the un-borrowed amount at a rate ranging from 0.25% to 0.45%, based on the achievement of specified levels of a ratio of consolidated total debt to consolidated EBITDA. We are also required to pay customary letter of credit fees.

The revolving credit facility contains customary affirmative and negative covenants, including limitations on the ability of Francesca’s Collections and its subsidiaries, to (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or make other restricted payments; (vi) prepay other indebtedness; (vii) engage in mergers or consolidations; (viii) change the business conducted by Francesca’s Collections and its subsidiaries; (ix) engage in certain transactions with affiliates; (x) enter into agreements that restrict dividends from subsidiaries; and (xi) amend certain charter documents and material agreements governing subordinated and junior indebtedness.

In addition, the revolving credit facility requires Francesca’s Collections to comply with the following financial covenants:

•	A maximum ratio of (i) lease-adjusted consolidated total debt (as defined in the credit agreement) to (ii) consolidated EBITDA of 4.25 to 1.00.

•	A minimum ratio of (i) consolidated EBITDA to (ii) interest expense of 4.00 to 1.00.

•	Maximum capital expenditures of $25.0 million per fiscal year, with any unused portion allowed to be carried over to the next two fiscal years subject to a 50.0% cap.

Further, Francesca’s Collections’ ability to pay dividends is subject to restrictions including a maximum secured leverage ratio. If Francesca’s Collections’ debt under the revolving credit facility exceeds that ratio, it is restricted from paying dividends. At October 29, 2011, this ratio was within the required limit, thus, Francesca’s Collections would have been allowed to pay dividends.

The revolving credit facility also contains customary events of default, including: (i) failure to pay principal, interest, fees or other amounts under the revolving credit facility when due taking into account any applicable grace period; (ii) any representation or warranty proving to have been incorrect in any material respect when made; (iii) a cross default with respect to other material indebtedness; (iv) bankruptcy and insolvency events; (v) unsatisfied material final judgments; (vi) a “change of control”; (vii) certain defaults under the Employee Retirement Income Security Act of 1974; (viii) the invalidity or impairment of any loan document or any security interest; and (ix) the subordination provisions of any material subordinated debt or junior debt shall cease to be in full force.

We are in compliance with the financial covenants under our revolving credit facility as of October 29, 2011.

Prior Senior Secured Credit Facility

On November 17, 2010, Francesca’s Collections, our wholly owned indirect subsidiary, entered into a $100.0 million senior secured credit facility with a syndicate of financial institutions. The prior senior secured credit facility consisted of a $95.0 million term loan facility and a $5.0 million revolving credit facility, each with a scheduled maturity date of November 17, 2013. On July 27, 2011, net proceeds from our IPO, together with $41.0 million of indebtedness under our revolving credit facility and $6.9 million of cash on hand, were used to repay the $92.0 million (including accrued interest of $0.6 million) outstanding under the prior senior secured credit facility. The prior senior secured credit facility was then terminated. We wrote-off the unamortized debt issuance costs of $1.6 million associated with the prior senior secured credit facility and reported a loss on early extinguishment of debt in such amount. During the period amounts were outstanding under the prior senior secured credit facility, it accrued interest at the rate of 7.75%. We were in compliance with the financial covenants under the prior senior secured credit facility.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, net sales and expenses, and disclosure of contingent assets and liabilities. Management bases estimates on historical experience and other assumptions it believes to be reasonable given the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies involve a higher degree of judgment and complexity. See note 1 to our consolidated financial statements, which are included elsewhere in this prospectus for a complete discussion of our significant accounting policies. The following reflect the significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue upon purchase of merchandise by customers, net of estimated merchandise returns and discounts. Revenue is recognized for boutique sales at the point at which the customer receives and pays for the merchandise at the register. For on-line sales, revenue is recognized upon delivery and includes shipping charges. Management estimates future returns on previously sold merchandise based on return history and current sales levels. The estimated sales returns are periodically compared to actual sales returns and adjusted, if appropriate.

Gift Cards and Gift Card Breakage

We account for the sale of gift cards as a liability at the time a gift card is sold. The liability is relieved and revenue is recognized upon redemption of the gift card. Our gift cards do not have an expiration date. We will recognize income from the breakage of gift cards when the likelihood of redemption of the gift card is remote based on historical redemption patterns. We do not have accumulated adequate historical data to reasonably estimate the amount of gift cards that will never be redeemed. Consequently, we have not recognized gift card breakage income in fiscal years 2010, 2009 or 2008. We do not anticipate recognizing gift card breakage until we accumulate additional data beyond fiscal year 2011.

Inventory Valuation

We value merchandise inventory at the lower of cost or market on a weighted average cost basis. Inventory costs include freight-in. We record merchandise receipts at the time they are delivered to our distribution center or to our boutiques from vendors.

We review our inventory levels to identify slow-moving merchandise and generally use promotional markdowns to clear slow-moving merchandise. Each period we evaluate recent selling trends and the related promotional events or pricing strategies in place to sell through the current inventory levels. Promotional markdowns or additions to the lower of cost or market reserve may occur when inventory exceeds customer demand for reasons of style, seasonal adaptation, changes in customer preference, lack of consumer acceptance of fashion items, competition or if it is determined that the inventory in stock will not sell at its currently ticketed price. Such markdowns may have an adverse impact on earnings, depending on the extent and amount of inventory affected. The anticipated deployment of new merchandise is reflected within the estimated future promotional markdown plan, as such new inventory in certain circumstances will displace merchandise currently on-hand. Additions to the lower of cost or market reserve are recorded as an increase to cost of goods sold and occupancy costs in the accompanying consolidated statements of operations.

We also estimate a shrinkage reserve for the period of time between the last physical inventory count and the balance sheet date. The estimate for shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage trends.

Impairment of Long-lived Assets

We periodically evaluate long-lived assets held for use and held for sale whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a boutique level. Boutique assets are reviewed for impairment using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that boutique, compared to the carrying value of the assets. We recognize impairment if the sum of the undiscounted future cash flows of a boutique does not exceed the carrying value of the assets. For impaired assets, we recognize a loss equal to the difference between the net book value of the asset and its estimated fair value. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In addition, at the time a decision is made to close a boutique, we record an impairment charge, if appropriate, or accelerates depreciation over the revised useful life of the asset. Based on the analysis performed, there was no impairment for each of the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009.

Income Taxes

We account for income taxes using the liability method. Under this method, the amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and the financial reporting basis of the company’s assets and liabilities. Valuation allowances are established against deferred tax assets when it is more-likely-than-not that the realization of those deferred tax assets will not occur.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

A tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized.

We recognize tax liabilities for uncertain tax positions and adjusts these liabilities when the company’s judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available. Interest and penalties related to unrecognized tax benefits are recognized in income tax expense.

Stock-based Compensation

In connection with our stock based compensation plans, our board of directors considers the estimated fair value of the company’s stock when setting the stock option exercise price as of the date of each grant. Prior to our IPO, because the company was privately held and there was no public market for our common stock, the fair market value of our common stock was determined by our board of directors at the time the option grants were awarded. In determining the fair value of our common stock, the board of directors considered such factors as the company’s actual and projected financial results, the consideration paid by third party investors in the company, including, investments by BGCP and CCMP in arm’s length transactions for their respective investment and controlling investment in the company, the principal amount of the company’s indebtedness, valuations of the company performed by third parties and other factors it believed were material to the valuation process. To the extent financial projections and anticipated boutique openings did not materially change from the date of the BGCP Acquisition or the CCMP Acquisition through date of a stock option grant, our board of directors concluded that the per share price of our common stock related to each of the acquisition transactions represented the most accurate estimate of the fair value of our common stock for purpose of setting the respective option exercise price as of the date of such grant. Additionally, for these grants, in making its determination of fair value our board of directors did not apply control premium or marketability considerations. To timely secure the necessary talent we require to support our growth, our board of directors took into account a number of factors, including utilizing the most recent third-party valuation study available to help establish the exercise price for the applicable grant. Our board of directors did not believe it was necessary to obtain third-party valuation studies as of the date of each option grant; however, for purposes of stock-based compensation expense recognition, we used then-current third-party valuation studies.

Following our IPO, our board of directors determines the fair value of restricted stock awards based on the closing price of our common stock on the grant date and stock options based on the Black-Scholes option pricing model as discussed below.

Stock-based compensation expense related to stock options was $2,400,000, $99,000 and $8,000 for fiscal years 2010, 2009 and 2008, respectively. We granted options to purchase an aggregate of 1,994,430, 406,000 and 100,000 shares of common stock in fiscal years 2010, 2009 and 2008, respectively. These grants and any future stock option grants will likely increase our stock-based compensation expense in fiscal year 2011 and in future fiscal years compared to fiscal year 2010.

We account for stock-based compensation in accordance with FASB ASC 718, “Compensation-Stock Compensation”, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of this statement, stock-based compensation cost is measured at the grant date fair value and is recognized as an expense over the employee’s requisite service period (based on the vesting period of the equity grant). As required under this guidance, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measurement of the estimated fair value of our stock-based compensation expense. We estimate the grant date fair value of stock option awards using the Black-Scholes option pricing model. For fiscal years 2010, 2009 and 2008, the fair value of stock options was estimated at the grant date using the following assumptions:

	Fiscal Year Ended
	January 29, 2011	January 30, 2010	January 31, 2009
Expected volatility	54.21% – 60.59%	85.43%	53.45%
Risk-free interest rate	1.63% – 3.24%	0.90%	3.21%
Weighted average term	6.27 – 6.50	2.00	6.42
Expected dividend yield	—	—	—

The risk-free interest rate was determined based on the rate of Treasury instruments whose maturities are similar to those of the expected term of the award being valued. The expected dividend yield was based on our expectations of not paying dividends on our common stock for the foreseeable future. The expected volatility incorporates historical volatility of similar entities whose shares prices are publicly available.

As of October 29, 2011, we had outstanding vested options to purchase approximately 1,364,006 shares of common stock, at a weighted average exercise price of $4.51 per share, and outstanding unvested options to purchase 1,811,106 shares of common stock, at a weighted average exercise price of $11.77 per share. The per share value of each share of common stock underlying the vested and unvested options at the dates of the grant of the options range from $1.43 to $22.69 per share.

2007 Stock Incentive Plan

We granted options to acquire 1,006,000 shares of our common stock under the 2007 plan. The exercise price for options to acquire our common stock granted under the 2007 plan were determined based on, among other factors, the per share enterprise value paid by BGCP for its acquisition of a 35% interest in the company in April 2007 (“BGCP Acquisition”) and third-party valuation reports. The per share price paid in the BGCP Acquisition was negotiated in an arm’s length transaction. Below is a description of the specific grants of options to acquire our common stock in 2008 and 2009 and the factors that were specifically considered at each grant date.

•

During April of 2008, we granted options to acquire 100,000 shares of our common stock at an exercise price of $1.43 per share. The exercise price for this grant equaled the per share price paid in the BGCP Acquisition in April 2007. Our board used a market based methodology to determine the exercise price per share based on the sale price paid in the BGCP Acquisition. No adjustment was made for lack of marketability discount. A third-party valuation study as of January 31, 2009 obtained for financial accounting purposes concluded that the fair value of the common stock was $0.34 per share which was substantially lower than the exercise price of $1.43 per share we used for this grant. We did not make any adjustment to the original exercise price as a result of the conclusions reached in the third-party valuation study. Nevertheless, the compensation expense recognized in connection with this option grant was computed using the common stock fair value of $0.34 per share and the exercise price of $1.43 per share as of the grant date.

•

On October 5, 2009, we granted options to acquire 406,000 shares of our common stock at an exercise price of $0.34 per share. The exercise price for this grant was determined based on a third-party valuation study as of January 31, 2009, which for financial accounting purposes concluded that the fair value of our common stock as of January 31, 2009 was $0.34 per share. The third-party valuation study dated January 31, 2009 was the most recent third-party valuation study available as of the October 5, 2009 grant date. To timely secure the services of the applicable grantee we used this third-party valuation study to set the applicable option exercise price as that was the only third-party valuation study available at such time. After making the October 5, 2009 grant, we received a third-party valuation study as of October 31, 2009, which for financial accounting purposes concluded that the fair value of our common stock as of October 31, 2009 was $3.01 per share. We believe that the increase in per share value was primarily due to boutique openings, increased sales and overall improvement in our performance resulting in increased EBITDA. Additionally, comparable public company business enterprise values to EBITDA multiples used in the valuation increased. We did not make any adjustment to the original option exercise price for the October 5, 2009 option grant after receiving the third-party valuation study as of October 31, 2009. Nevertheless, the compensation expense recognized in connection with the October 5, 2009 option grant was computed using the common stock fair value of $3.01 per share and the exercise price of $0.34 per share as of the grant date. For the two third-party valuation reports as of January 31, 2009 and October 31, 2009, we used a discount of 41% and 44% respectively, for lack of marketability of our common stock in determining the fair value of $.034 per share and $3.01 per share.

The following table sets forth all stock option grants to acquire our common stock granted during 2008 and 2009 under the 2007 Stock Incentive Plan.

Grant Date	Number of Options Granted	Exercise Price Per Share	Common Stock Fair Value per Share at Grant Date	Third-Party Valuation Date	Vesting Period (Years)	Weighted Average Stock Option Fair Value(1)
April 1, 2008	100,000	$1.43	$0.34	January 31, 2009	5	$0.07
October 5, 2009	406,000	$0.34	$3.01	October 31, 2009	4	$2.69

(1)	The stock option fair value was determined using a third party valuation study.

The valuation studies as of January 31, 2009 and October 31, 2009 used the following methodologies to determine the value of our equity: (i) the January 31, 2009 valuation study used a combination of the income approach and the market approach (with each method being assigned a weighting of 50%); and (ii) the October 31, 2009 valuation study used the market approach.

Generally, the income approach focused on the income-producing capability of the company, by calculating the present value of future net cash flows to be generated by us. We developed indications of value by discounting our expected cash flows to the present value at a rate of return that considered the risk related to an investment in the company. The discount rate selected was based on our weighted average cost of capital. Our weighted average cost of capital was calculated by analyzing the cost of our equity and the cost of our debt (with our equity being weighted 98.05% and our debt being weighted 1.95%).

The market approach is a general way of determining the value of a business ownership interest, security or asset by using one or more methods that compare the subject business’ ownership interest, security or asset to similar businesses, ownership interests, securities or assets that have been sold. In the valuation of our equity interests, we applied the market approach by utilizing the guideline public company method.

The guideline public company method compares the subject entity to guideline publicly traded entities (that is, publicly traded entities operating in a generally similar industry to the subject entity). In applying this method, we determined our value based on a multiple of our EBITDA. In determining the appropriate multiple to apply to our EBITDA, we reviewed the business enterprise value to EBITDA multiples of the guideline companies.

In consultation with our valuation consultant we considered factors, such as control vs. minority interest as well as the lack of marketability with respect to our equity in determining the appropriate discount to be applied to the value of our stock. Ultimately, we elected to apply a marketability discount to the value of our stock. The valuation studies as of January 31, 2009 and October 31, 2009 used an option-based methodology in determining the marketability discounts (41% and 44%, respectively). Using the option-based methodology, we determined the appropriate discount based on the value of a put option with respect to the company’s stock (such value being determined based on the Black-Scholes option-pricing model).

During the period between the BGCP Acquisition in April of 2007, and the January 31, 2009 valuation of our stock, our comparable boutique sales were negative. Additionally, during fiscal year 2008 general business conditions affecting the specialty retail industry were negative along with overall economic conditions. Accordingly, the valuation study as of January 31, 2009 reflected a substantial contraction in EBITDA multiples for the retail industry peer group against which we compared our equity valuation during such period.

During the period between the January 31, 2009 valuation of our stock and the October 31, 2009 valuation of our stock, general economic conditions improved and our comparable boutique sales increased. We believe that the increase in per share value during fiscal year 2009 (as reflected in the

October 31, 2009 valuation study) was primarily due to new boutique openings, increased sales and overall improvement in our performance, resulting in increased EBITDA. The valuation study as of October 31, 2009 reflected a substantial growth in EBITDA multiples for the retail industry peer group against which we compared our equity valuation during such period. Hence, comparable public company business enterprise values to EBITDA multiples used in the valuation increased.

2010 Stock Incentive Plan

We granted options to acquire 1,994,430 shares of our common stock under the 2010 plan. The exercise price for options granted under the 2010 plan were determined based on, among other factors, the per share enterprise value paid by CCMP for its acquisition of approximately 84% interest in the company in February 2010 (“CCMP Acquisition”) and third-party valuation reports. The per share price paid in the CCMP Acquisition was negotiated in an arm’s length transaction. In establishing the exercise price for options granted during March, May and July 2010, our board of directors concluded that no material change in the financial condition of the company had occurred since the closing of the CCMP Acquisition to warrant an adjustment in the exercise price for these grants. Below is a description of the specific grants of options to acquire our common stock during 2010 and the factors that were specifically considered at each grant date.

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During March of 2010, we granted options to acquire 1,062,400 shares of our common stock at an exercise price of $6.13 per share. The exercise price for this grant was equal to the per share price paid in the CCMP Acquisition in February 2010. Our board used a market based methodology to determine the exercise price per share based on the sale price paid in the CCMP Acquisition. Projected sales and anticipated new boutique openings were consistent at March 2010 with sales and growth projections as of February 2010; which validated the use of the CCMP Acquisition price. No adjustment to the exercise price was made for lack of control or lack of marketability discount.

•

During May of 2010, we granted options to acquire 400,000 shares of our common stock at an exercise price of $6.13 per share. The exercise price for this grant was equal to the per share price paid in the CCMP Acquisition. Our board used a market based methodology to determine the exercise price per share based on the sale price paid in the CCMP Acquisition. Projected sales and anticipated new boutique openings were consistent at May 2010 with sales and growth projections as of February 2010; which validated the use of the CCMP Acquisition price. No adjustment to exercise price was made for lack of control or lack of marketability discount.

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During July of 2010, we granted options to acquire 80,000 shares of our common stock at an exercise price of $6.13 per share. The exercise price for this grant was equal to the per share price paid in the CCMP Acquisition. Our board used a market based methodology to determine the exercise price per share based on the sale price paid in the CCMP Acquisition. Projected sales and anticipated new boutique openings were consistent at July 2010 with sales and growth projections as of February 2010; which validated the use of the CCMP Acquisition price. No adjustment to exercise price was made for lack of control or lack of marketability discount.

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During December of 2010, we granted options to acquire 452,030 shares of our common stock at an exercise price of $10.19 per share. The exercise price for this grant was determined based on, among other factors, a third-party valuation study of our common stock as described in more detail below. An analysis was performed by the third-party valuation consultant to estimate the fair values of our common stock as of the grant date. The objective of the analysis was to determine the fair market value of the company, its common stock and the fair value of related stock options, as of the valuation date, on a controlling interests basis. The probability-weighted expected return method was used to estimate the fair value of our common stock which, in turn, represented the stock option exercise price on the date of grant. This method was selected based on management’s current expectation of either an initial public offering or a sale or merger of the company in the near future. Three scenarios were incorporated into the valuation: (i) the company being sold to another company (the “M&A Scenario”), (ii) the company engaging in an initial public offering (the “IPO Scenario”), and (iii) the company remaining an independent, privately-held company (the “Private Scenario”). The estimated fair value of our common stock in each scenario was affected by the use of certain assumptions and valuation methodologies. The fair value of the stock was assessed based on the probability weighted potential for each scenario on the date of grant. The estimated fair value under the M&A Scenario considered the projected value of the company upon sale or merger. To arrive at the fair value of our common stock under the M&A Scenario, the discounted value of the cash flow leading up to the date of an assumed merger or sale was added to values from comparable merger and acquisition transactions applying the observed paid-multiples to our financial performance to determine enterprise value. In calculating the fair value of our common stock and the exercise price for the options granted by us in December of 2010, we ascribed a probability weighting of 20% to the M&A Scenario.

To determine the estimated fair value of our common stock under the IPO Scenario, the public market valuations of other high-growth specialty retailers were reviewed using a variety of methods. For such firms, a number of multiples and ratios such as revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income to enterprise value were calculated. Then those multiples were applied to both our historical and projected financial performance to determine our estimated enterprise value. In calculating the fair value of our common stock and the exercise price for the options granted by us in December of 2010, we ascribed a probability weighting of 70% to the IPO Scenario.

The estimated fair value under the Private Scenario was determined considering valuations based on three different fair value models: (i) an income valuation model that incorporates the calculation of the present value of future cash flows discounted at an appropriate rate applicable given the risks associated with the company and related forecast, (ii) a market valuation model that considers recent sales or offerings of comparable assets between third parties and (iii) the guideline public company method that focuses on comparing the company’s economic performance to guideline publicly traded entities. In calculating the fair value of our common stock and the exercise price for the options granted by us in December of 2010, we ascribed a probability weighting of 10% to the Private Scenario.

We included additional factors in the above scenarios including a significant increase in comparable boutique sales during fiscal year 2010 including a 21.1% comparable boutique sales increase in the third quarter. Additionally, our new boutique openings during fiscal year 2010 exceeded our forecast by a significant percentage. Those accretive factors were partially offset by the impact of the recapitalization of the company in November 2010, whereby we incurred $95.0 million of indebtedness under our prior senior secured credit facility and used the proceeds to declare a $100 million cash dividend.

The following table sets forth all stock option grants to acquire our common stock granted during 2010 under the 2010 Stock Incentive Plan.

Grant Date	Number of Options Granted	Exercise Price Per Share	Common Stock Fair Value per Share at Grant Date	Third-Party Valuation Date	Vesting Period (Years)	Weighted Average Stock Option Fair Value
March 26, 2010	1,062,400	$6.13	$6.13	Not obtained(1)	4	$3.93
May 1, 2010	400,000	$6.13	$6.13	Not obtained(1)	5	$3.45
July 1, 2010	80,000	$6.13	$6.13	Not obtained(1)	5	$3.64
December 1, 2010	452,030	$10.19	$10.19	December 1, 2010	5	$5.83	(2)

(1)	Fair value equaled CCMP Acquisition per share price based on our determination that the fair value did not change between the CCMP Acquisition date and option grant date.
(2)	The stock option fair value was determined using a third party valuation study.

During the period between the October 31, 2009 valuation study and the CCMP Acquisition in February of 2010, we experienced growth in sales performance and new boutique openings. We believe that our strong historical financial growth coupled with strong future prospects were the key factors on which CCMP based the price per share it paid in the acquisition.

A portion of the stock options granted to Mr. De Meritt on March 26, 2010 vested in connection with our IPO based on the achievement of certain performance targets. The achievement of such performance targets was measured based on the average trading price of our common stock over the twenty-trading-day period immediately following the completion of our IPO. See “Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Awards.” The recognition of the amount of the approximately $2.3 million compensation expense associated with such vesting was accelerated in the thirteen-week period ending October 29, 2011.

Off Balance Sheet Arrangements

We are not party to any off balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of January 29, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Total	Payments Due by Period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$93,813	$5,938	$87,875	$—	$—
Estimated interest on long-term debt obligations(2)	22,830	7,845	14,985	—	—
Operating lease obligations(3)(4)	118,717	15,285	29,292	23,611	50,529
Merchandise purchase commitments	8,066	8,066	—	—	—
Contracts for software application implementation	2,101	549	888	664	—

(1)	On July 27, 2011, net proceeds from our IPO, together with $41.0 million of initial borrowing under a revolving credit facility and $6.9 million of cash on hand, were used to repay the $92.0 million (including accrued interest of $0.6 million) outstanding under the prior senior secured credit facility. The prior senior secured credit facility was then terminated. At October 29, 2011, outstanding borrowings under the revolving credit facility amounted to $35.0 million which matures on July 27, 2016. Estimated interest payments also decreased due to a lower outstanding balance as well as a lower interest rate.
(2)	For purposes of this table, we estimated interest expense to be paid during the remaining term of the prior senior secured credit facility using average LIBOR during the period the loan was outstanding in fiscal 2010 plus the applicable margin as defined in the Credit Agreement.
(3)	Excludes common area maintenance charges, real estate taxes and certain other expenses which amounted to approximately 35.1% of minimum lease obligations in fiscal year 2010. We expect this percentage to be relatively consistent for the next three years.
(4)	We executed additional lease contracts for new boutiques in the thirty-nine weeks ended October 29, 2011 that increased our operating lease obligations to the following:

Amount
(in thousands)
Remainder of 2011	$4,332
1-3 Years	36,254
3-5 Years	31,441
More than 5 Years	70,014

Total	$142,041

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

Non-GAAP Measures

In evaluating our business, we consider and use EBITDA as a supplemental measure of our operating performance because it has been a measurement criterion in our management compensation plan. We use Adjusted EBITDA only as a measure in the calculation of the financial ratios that we are required to maintain under the terms of our existing senior secured credit facility. We define EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus share-based compensation expense as adjusted for expenses (minus gains) that we do not consider reflective of our ongoing operations, consistent with the definition of Credit Agreement EBITDA. If we fail to maintain required levels of Adjusted EBITDA, we could have a default under our existing senior secured credit facility, potentially resulting in an acceleration of all of our outstanding indebtedness. All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that were made in calculating our performance for purposes of the required financial ratios under our revolving credit facility, and are presented in a manner consistent with the reporting of the Credit Agreement EBITDA to our lenders. In prior periods, we used an EBITDA calculation only for internal purposes. We believe that the use of EBITDA facilitates investors in making operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense), and the age and book value of facilities and equipment (affecting relative depreciation expense).

The subsequent table presents EBITDA for fiscal years 2010, 2009 and 2008, and Adjusted EBITDA for fiscal year 2010. The company did not have any debt prior to fiscal year 2010 that required compliance with financial ratio requirements and therefore had no requirement to prepare Adjusted EBITDA in prior periods.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Our EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect income taxes or the cash requirements for any tax payments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. EBITDA and Adjusted EBITDA are calculated as follows for the periods presented:

	Thirty-Nine Weeks Ended		Fiscal Year Ended
	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
			(in thousands)
Net income	$14,148	$12,567	$16,895	$10,604	$4,606
Plus: interest expense	4,529	—	1,635	—	1
Less: interest income	—	—	(2)	(2)	(5)
Plus: depreciation and amortization	3,509	1,707	2,377	1,215	700
Plus: provision for income taxes	9,050	8,267	11,113	6,918	2,382

EBITDA	$31,236	$22,541	$32,018	$18,735	$7,684

Plus: stock-based compensation(1)	3,907	1,706	$2,400
Plus: loss on extinguishment of debt	1,591
Plus: costs related to CCMP acquisition(2)	—	1,315	1,315
Plus: correction of prior-year construction period rent(3)	—	680	680
Plus: IPO preparation expenses	—	—	30
Plus: Other(4)	—	—	71

Total Adjustments	$3,907	$3,701	$4,496

Adjusted EBITDA	$35,143	$26,242	$36,514

(1)	We added back stock-based compensation because it is non-cash expenditure. $2.4 million in the fiscal year ended January 29, 2011 included $1.0 million incurred in connection with the acceleration of the options granted under the 2007 Stock Incentive Plan which accelerated in connection with the CCMP Acquisition.
(2)	In fiscal year 2010, the company made cash incentive payments of $1.1 million and incurred $0.2 million in professional fees associated with the CCMP’s acquisition of a majority equity position in the company.
(3)	We made a non-cash adjustment to correct rent expense we incurred during the period we gained possession of boutique-space to prepare such space for opening during prior fiscal years.
(4)	Professional fees incurred in connection with the one-time dividend declaration in November 2010.

Recent Accounting Pronouncements

For a description of a complete list of recent accounting pronouncements, see the notes to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Our principal exposure to market risk relates to changes in interest rates. Our revolving credit facility carries floating interest rates that are tied to LIBOR, the federal funds rate and the prime rate, and therefore, our statements of operations and our cash flows will be exposed to changes in interest rates to the extent that we do not have effective hedging arrangements in place. We historically have not used interest rate swap agreements to hedge the variable cash flows associated with the interest on our credit facilities. At October 29, 2011, the interest rate on our borrowings under the revolving credit facility was 3.75%. Based on a sensitivity analysis at October 29, 2011, assuming the loan balance would be outstanding for a full fiscal year, a 100 basis point increase in interest rates would increase our annual interest by approximately $0.3 million. We do not use derivative financial instruments for speculative or trading purposes; however, this does not preclude our adoption of specific hedging strategies in the future.

BUSINESS

Our Company

francesca’s collections® is one of the fastest growing specialty retailers in the United States. Our retail locations are designed and merchandised to feel like independently owned, upscale boutiques and provide our customers with an inviting, intimate and differentiated shopping experience. We believe we offer compelling value with a diverse and uniquely balanced mix of high-quality, trend-right apparel, jewelry, accessories and gifts at attractive prices. We tailor our assortment to appeal to our core 18-35 year-old, fashion conscious female customer, although we find that women of all ages are attracted to our eclectic and sophisticated merchandise selection and boutique setting. We carry a broad selection but limited quantities of individual styles and introduce new merchandise to our boutiques five days a week in order to create a sense of scarcity and newness, which helps drive customer shopping frequency and loyalty.

By offering a differentiated shopping experience and high-quality merchandise at a compelling value, our boutiques have been successful across a wide variety of geographic markets and shopping venues. We believe we have an opportunity to continue to grow our boutique base from 283 locations in 41 states as of October 29, 2011 to approximately 900 boutiques in the United States over the next seven to ten years based on our flexible boutique format, the financial characteristics of our boutiques and our ongoing analysis of shopping venues that meet our criteria for new boutiques. Our merchandise is also available through our e-commerce website, www.francescascollections.com.

We believe that through the strength of our business model and our disciplined operating philosophy, we have achieved strong financial performance and growth that is among the best in the specialty retail sector:

•

For the thirteen weeks ended October 29, 2011, our net sales were $50.0 million, an increase of 42.6%, from $35.1 million for the thirteen weeks ended October 30, 2010. Income from operations decreased by 4.2% from $8.4 million for the thirteen weeks ended October 30, 2010 to $8.0 million October 29, 2011 principally due to the recognition of $2.3 million non-cash stock-based compensation associated with the accelerated vesting of certain options in connection with the IPO. Our comparable boutique sales increased by 6.5% for the thirteen weeks ended October 29, 2011. For the same period in the prior year, comparable boutique sales increased by 21.1%.

•	Between fiscal year 2008 and 2010 our net sales increased from $52.3 million to $135.2 million, representing a compound annual growth rate of 60.8%.

•	Our comparable boutique sales increased by 15.2% in fiscal year 2010 after a 9.8% increase in fiscal year 2009.

•	Between the end of fiscal year 2008 and 2010 our boutique count increased from 111 to 207, representing a compound annual growth rate of 36.6%.

•

Between fiscal year 2008 and 2010 our operating profit increased from $7.0 million to $29.6 million, representing a compound annual growth rate of 106.2%, driven by increased net sales and an 860 basis points increase in our operating margin to 21.9% in fiscal year 2010.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and are key drivers of our success:

•	Proven Trend-Right Merchandise Delivered at a Compelling Value. Our boutiques carry a broad but shallow selection of high-quality, trend-right apparel, jewelry, accessories and gifts at attractive prices. Our buyers closely monitor the marketplace to identify and source proven fashion trends that will appeal to our core customers. We primarily offer exclusive items under our proprietary labels, but carry a small selection of third-party, nationally recognized brands that we use opportunistically in certain categories. We offer a broad selection of merchandise, but intentionally purchase small quantities of individual items for each boutique such that we frequently replenish our boutiques with new merchandise, keeping the shopping experience fresh and exciting for our customers. The short lead times of our vendors, maximizes our speed to market, as it generally takes only four to twelve weeks from the time an order is placed to the time merchandise is available on the boutique floor. With these short lead times, we are able to make more informed buying decisions to meet customers’ merchandise expectations, and to react quickly to changing fashion trends. This approach, combined with our uniquely balanced product mix of approximately 50% apparel and 50% jewelry, accessories and gifts, is designed to encourage more frequent visits by our customers and reduce the seasonal fluctuations and margin erosion experienced by many other specialty retailers. We believe the expertise of our buyers and our broad base of vendors allows us to quickly identify and respond to emerging fashion trends in apparel, jewelry, accessories and gifts to offer quality merchandise at prices that ‘surprise and delight’ our customers.

•

Differentiated Shopping Experience.    Each of our retail locations are uniquely designed and merchandised to feel like an independently owned, upscale boutique. Contemporary music, scented candles, small hand-made signs and vintage yet vibrant fixtures create a warm and inviting environment that showcases our eclectic assortment. Our open floor design enables customers to easily view merchandise and we use a number of body forms to provide full outfit ideas to encourage customers to buy multiple items. Merchandise presentations, including display windows, tables and walls, are refreshed every two to three weeks to keep our boutiques new and exciting. Our passionate boutique managers and associates, with the support of corporate guidelines, are encouraged to infuse each boutique with their personality, which increases their motivation and enhances the shopping experience. We believe these attributes, along with our strategy of carrying a broad selection but limited quantities of individual styles, create a unique “treasure hunt” atmosphere that strongly appeals to our customers and differentiates us in the marketplace.

•

Powerful Boutique Economics and Rigorous Real Estate Selection Process.    We have a proven boutique format that works across a wide variety of shopping venues, market sizes, climates and demographics. Our boutiques average approximately 1,400 square feet, which is meaningfully smaller than most specialty retailers. The performance of our boutiques and our flexible real estate format enhance our ability to secure prominent, highly visible locations in regional malls, lifestyle centers, street locations and strip centers. We deploy a rigorous real estate selection process with all new boutique opportunities measured against specific financial and geographic criteria. Over the previous two fiscal years, on average our new boutiques have generated first year cash return on net investment in excess of 150% and paid back our net investment on a pre-tax basis in less than one year, due to our ability to consistently obtain best-in-class locations combined with relatively low capital investment and operating cost requirements, allowing us to fund all of our growth from internally generated cashflow. In our real estate selection process, we assess the viability of potential sites by analyzing the demographics of the trade area and the performance of the shopping venue, including selected relevant and adjacent retailers. Based on this analysis, we believe the financial characteristics of our new boutiques, coupled with our proven ability to operate across different shopping venues and geographies, provide us with a wide scope of new boutique opportunities and enhance our ability to profitably expand our boutique base.

•

Solid and Scalable Infrastructure.    We continually invest in systems, controls and human resources to support our growth. In recent years we have made significant improvements to the infrastructure of our finance, buying and planning, real estate and IT departments. For instance, we believe that we have developed an integrated sourcing, distribution and merchandising process that is scalable and will facilitate the continued growth in the number of boutiques we operate. This process starts with our buyers who work closely with an established and diverse group of vendors to identify trend-right, high-quality merchandise for our boutiques. From on-hand inventories or special orders and their international networks of manufacturers, our vendors make frequent deliveries of merchandise consisting of floor-ready, pre-tagged items to our warehouse. We then sort, allocate and distribute the pre-packs to our boutiques five days a week based on current inventory levels and sales trends. Our boutique managers are able to readily merchandise the product and tailor the displays to differentiate their boutiques and reflect local market tastes. As we focus on organic, viral and in-boutique marketing to increase customer loyalty and build our brand image we do not believe that we will require significant investments in traditional marketing and advertising initiatives as we expand our boutique base.

•

Experienced Management Team with a Disciplined Operating Philosophy.    Our senior management has extensive experience across a broad range of disciplines in the retail industry, including merchandising, real estate, supply chain and finance. Our highly skilled executive team includes two of our Founders, John De Meritt, our President and Chief Executive Officer, and Kyong Gill, our Executive Vice Chairperson. Together they lead a dynamic team with a strong background at companies such as David’s Bridal, Chico’s, CVS, Banana Republic, Nordstrom and J.C. Penney. Our management team has built a solid operating foundation based on sound retail principles that define our culture. Our disciplined operating philosophy is grounded in a relentless focus on providing great merchandise and a best-in class boutique experience supported by uncompromising site selection and continual enhancements to our infrastructure.

Our Growth Strategy

We believe we can continue to grow our revenues and earnings by executing on the following strategies:

•

Grow Our Boutique Base.    We believe there is an opportunity to significantly increase the number of boutiques we operate. Based on our proven ability to open our flexible retail format in various shopping venues in new and existing markets, the financial characteristics of our boutiques and our ongoing analysis of shopping venues that meet our criteria for new boutiques (including a third party research study), we believe we have the potential to grow our base from 283 locations in 41 states as of October 29, 2011 to approximately 900 boutiques over the next seven to ten years in the U.S. We opened 62 new boutiques in fiscal year 2010 and by the end of our third fiscal quarter in 2011, we opened 76 new boutiques, which completed our planned new boutique openings for fiscal year 2011. We plan to open approximately 75 new boutiques and one outlet store in fiscal year 2012. We have identified a sufficient number of shopping venues which we believe meet our real estate selection criteria. Because these shopping venues possess characteristics similar to those of the shopping venues in which our existing boutiques are located, we expect our new boutiques, on average, to generate first year cash return on net investment of approximately 150% and to pay back our net investment on a pre-tax basis in less than one year. We expect that landlords will continue to pay construction allowances to cover a substantial portion of our construction costs or perform a substantial portion of the construction work to reduce our net investment in each new boutique. While we have recently been able to obtain favorable levels of tenant allowances due in part to national and regional economic conditions and higher vacancy rates, we believe that tenant allowances will continue to be available based on real estate industry practices over the past twenty years under varying economic conditions. Additionally, based on the substantial real estate industry experience of members of our management team, we believe that the amounts of future tenant allowances, while possibly lower than the levels of recent periods, will be consistent with those we have projected in connection with developing our expansion plans, which factor in expected declines in the level of tenant allowances. We believe we have a proven process that allows us to identify boutique locations, secure leases on acceptable terms, construct and merchandise each boutique as well as staff and train boutique employees such that we can successfully open boutiques at the expected pace while maintaining our favorable boutique economics over the next two fiscal years and beyond. In markets where we have opened a significant number of boutiques in close proximity to one another, we have been able to deliver similar first year and ongoing financial results. Therefore, we believe that our long term growth plans of opening multiple boutiques in the same markets should deliver boutique economics in line with our historical performance.

•

Drive Comparable Boutique Sales.    Our comparable boutique sales increased by 15.2% in fiscal year 2010 after a 9.8% increase in fiscal year 2009. We intend to drive comparable boutique sales by featuring high-quality, trend-right merchandise at a compelling value and refining our distinctive boutique experience. We intend to maintain our broad but shallow merchandising approach, which we believe will result in increased units and dollars per transaction and protect margins. In addition, we are increasing the sophistication of our buying and planning infrastructure, enhancing our buying team with additional category-specific buyers, and augmenting boutique-level management.

•

Expand the Penetration and Presence of Our E-Commerce Business.    We complement our boutiques with a growing e-commerce business. We use the same successful business principles deployed in our boutiques by offering limited assortment of individual styles to create a sense of scarcity and newness, which increases the frequency of customer visits to the site. Our e-commerce business not only generates incremental sales and profits but also builds brand awareness and boutique traffic, and helps us access markets where we do not currently have a boutique. Our e-commerce sales grew by 85% in fiscal year 2010 and represented 1.4% of our total net sales. We expect e-commerce sales growth to continue to outpace the growth of boutique sales as consumers discover the complementary nature of shopping with us online and through our boutiques.

•

Enhance Operating Margins.    Our strong expected boutique growth should permit us to take advantage of economies of scale in sourcing and to also leverage our existing infrastructure, corporate overhead and other fixed costs. In addition, we expect to benefit from the implementation of a new enterprise software platform that we began to introduce in stages in August 2011 and plan to finalize during the second half of 2012. This will enable us to more efficiently operate and manage our point-of-sale, management reporting, merchandise planning, ordering and allocation, and related inventory management functions.

Our History

We opened our first boutique in Houston, Texas in 1999. Initially, we focused on selling fashion jewelry, accessories and selected home décor but as our boutique base grew across the United States we expanded our merchandise offering to include apparel, which has become our largest category and, we believe, a significant driver of growing customer loyalty and return visits. John De Meritt, our President and Chief Executive Officer, and Kyong Gill, our Executive Vice Chairperson, are two of the original four Founders of francesca’s collections®. In recent years, we have augmented our strong management team with additional skilled and experienced executives who now lead our buying, merchandise planning, boutique operations, finance, real estate, information technology, e-commerce and corporate support activities. In February 2010, CCMP acquired a controlling interest in the company with the goal of supporting Mr. De Meritt and the management team in accelerating our growth. CCMP purchased approximately 84% of the outstanding shares of common stock of the company from the Founders, trusts controlled by certain Founders, Mr. Malik, BGCP, and BGCP/Francesca’s Holdings, LP. The acquisition was completed pursuant to two separate stock purchase agreements which included customary representations, warranties, covenants and indemnities among CCMP and the selling stockholders. The company has no material continuing, current, or future rights or obligations under either of the stock purchase agreements. In connection with the CCMP acquisition, the company, CCMP, the Founders (and trusts controlled by certain Founders), Mr. Malik, and certain other stockholders of the company entered into a stockholders’ agreement to provide, among other things, for the terms of the stock ownership in the company. The stockholders’ agreement terminated upon the completion of our IPO, provided that certain registration and indemnification rights set forth in the stockholders’ agreement survived the completion of the IPO. For further information regarding the terms of the shareholders’ agreement, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement”.

Our Market

Our distinct boutique environment and carefully selected, trend-right merchandise attract a wide demographic. While our broad assortment appeals to women of varying ages and diverse backgrounds, from value-conscious to the more affluent, our primary customer is a fashion conscious woman between the ages of 18 and 35. She is college educated and has moderate to high disposable income. She enjoys shopping for the latest fashions and is attracted to our upscale boutique shopping environment, compelling value proposition and highly personalized customer service. Our core customer represents a growing segment of the U.S. population and we believe she spends a higher proportion of her income on fashion than the general population. According to the United States Census Bureau’s 2009 American Community Survey 1-Year Estimates, approximately 35.1 million women between the ages of 18 to 35 live in the United States.

Our unique merchandise combination of apparel, jewelry, accessories and gifts allows us to participate in a number of large market segments. The apparel and women’s wear segment, which represents approximately 50% of our sales, had a market size of approximately $160 billion in 2010, according to the Womenswear in the United States report, published May 2010 by DataMonitor, an international market research firm (DataMonitor reference code: 0072-2278).

Our Merchandise Offering and Merchandising Strategy

We offer a broad and shallow selection of fashion apparel, jewelry, accessories and gifts targeted to our core customer, who seeks trend-right, high-quality merchandise at attractive prices. We have a well-balanced assortment of product categories with approximately 50% of our fiscal year 2010 sales generated by non-apparel items. Our diverse merchandise contributes to the ‘treasure hunt’ atmosphere in our boutiques and is one which we aim to maintain as we grow. We carry a broad selection but limited quantities of each style and we deliver new merchandise to our boutiques five days a week. This contributes to a sense of scarcity and newness within our boutiques, mitigates fashion risk, reduces the seasonality of the inventory and protects margins.

Our wide range of apparel, jewelry, accessories and gifts fills the various casual and dressy fashion needs of our customers and our selection of gifts ranges from the elegant to the irreverent. Our 1,400 square foot boutiques carry approximately 3,000 SKUs at any one time and we stock about 15,000 different styles during the course of a year. The majority of our merchandise is sold under our proprietary labels (85% of apparel sales in fiscal year 2010) and we also sell a select assortment of third-party, nationally recognized brands. Our e-commerce business features an edited selection of our boutique merchandise. The table below shows the breakdown of our fiscal year 2010 net sales by product category:

Apparel 52% of Net Sales	Jewelry 21% of Net Sales	Accessories 14% of Net Sales	Gifts 13% of Net Sales
Dresses, Tops, Denim, Skirts, Pants, Outerwear, Jackets & Coats, Layering Essentials, Intimates	Necklaces, Earrings, Bracelets, Rings	Handbags, Totes, Shoulder-Bags, Clutches, Wallets, Shoes, Belts, Hats, Scarves, Sunglasses, Umbrellas, Watches	Candles, Cards, Stationery, Coasters, Hand Crèmes, Soaps, Magnets, Wall Art, Miscellaneous Items

Our buying and planning team is responsible for selecting and sourcing our merchandise, managing inventory levels and allocating items to boutiques. Each product category has a set of dedicated buyers with oversight provided by our Chief Merchandising Officer. The buying and planning team holds weekly meetings to review merchandise performance and identify new fashion trends. Our buyers also make regular trips to important industry markets and trade shows and visit Asia several times per year. We have access to the expertise of hundreds of designers employed by our large vendor base who provide us with a large selection of new styles for review each week. Our buyers collaborate with vendors to place special orders and to modify presented styles based on current fashion trends and their in-depth knowledge of our customers’ preferences, which means most of our merchandise is unique to francesca’s collections®. Before placing an order, every item is evaluated for style, quality, fit, value and profitability to ensure it meets standards consistent with our francesca’s collections® brand.

Our Sourcing Strategy

Our ability to quickly make decisions on trend-right items combined with the short production lead times of our vendors maximizes our speed to market. We use vendors based in the United States that source from both domestic and overseas markets and it generally takes only four to twelve weeks from the time an order is placed to the time merchandise is available on the boutique floor. With these short lead times, we are able to make more informed buying decisions in terms of customers’ merchandise expectations, and to quickly react to changing fashion trends. This also supports our merchandise strategy of offering a broad but limited assortment that is infused with new items five days a week. Due to the limited quantity of our buys in any one style, we avoid material inventory positions in individual styles and this enhances our ability to quickly deliver trend-right merchandise and minimizes the risk of fashion misses, which can lead to increased inventory markdowns and diminished gross margins.

We do not own or operate any manufacturing facilities. We have relationships with a diverse base of over 200 vendors and our top 10 vendors sourced approximately 45% of our merchandise in fiscal year 2010, while no single vendor accounted for more than 15% of our purchases. KJK Trading Corporation (“KJK Trading”) was our largest vendor in both fiscal year 2010 and the thirty-nine weeks ended October 29, 2011. We are KJK Trading’s sole customer. KJK Trading is owned and operated by Ki Juing Gu. Mr. Gu is the brother-in-law of Ms. Insuk Koo (one of our Founders). Although KJK Trading assists us in the design of apparel items, KJK Trading does not act as our broker or agent in the sourcing of our merchandise. We select merchandise for purchase from KJK Trading after being presented with a variety of new styles identified by KJK Trading. Stony Leather, Inc. (“Stony”) was our second largest vendor in fiscal year 2010 and our third largest vendor in the thirty-nine weeks ended October 29, 2011. In addition to us, Stony has several other customers. Chong Yi and Insuk Koo (two of the four Founders) own and operate Stony. Mr. Yi and Ms. Koo along with their sister Ms. Kyong Gill (our Executive Vice Chairperson and one of the four Founders) are stockholders of Francesca’s. Stony provides the sourcing for jewelry, accessories and gift items. Both KJK Trading and Stony maintain separate offices and employees as third-party vendors. See “Certain Relationships and Related Party Transactions—Stony Trading Relationship” and “Certain Relationships and Related Party Transactions—KJK Trading Relationship” for additional discussions of our relationship with these vendors.

We do not enter into exclusive contracts with our vendors and we continue to expand our vendor network. This provides us with access to an even more extensive variety of merchandise from a greater number of vendors at competitive prices. We believe our vendors view us as an important retail partner given our growth and market position. Our vendors utilize a network of domestic and overseas factories, providing them access to significant capacity. We source our inventory primarily from domestic vendors.

Each of our vendors is required to adhere to our vendor standards, which are designed to ensure that our vendors conduct their business in a legal, ethical and responsible manner. This also includes the requirement that all of our vendors comply with the applicable laws and regulations of the United States, those of the respective country of manufacture or exportation and all state and local laws and regulations.

Our Sales Channels

We conduct our business through boutiques and our e-commerce website, www.francescascollections.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and it should not be considered a part of this prospectus.

Boutiques

In fiscal year 2010, our boutiques generated net sales of $133.2 million, which represented 98.6% of total net sales. As of October 29, 2011, we operated 283 boutiques under the name francesca’s collections® in 41 states throughout the United States. The following list shows the number of boutiques operated by state as of October 29, 2011, and demonstrates that we have been successful in opening boutiques in a wide range of geographies.

	Number of Boutiques		Number of Boutiques
Alabama	7	Mississippi	2
Arizona	8	Missouri	7
Arkansas	3	Nebraska	3
California	32	Nevada	4
Colorado	4	New Hampshire	2
Connecticut	5	New Jersey	14
Delaware	1	New Mexico	1
Florida	21	New York	6
Georgia	10	North Carolina	9
Idaho	1	Ohio	9
Illinois	16	Oklahoma	4
Indiana	5	Oregon	1
Iowa	2	Pennsylvania	5
Kansas	3	Rhode Island	3
Kentucky	4	South Carolina	6
Louisiana	6	Tennessee	9
Maine	1	Texas	29
Maryland	5	Virginia	7
Massachusetts	8	Washington	4
Michigan	5	Wisconsin	6
Minnesota	5

Boutique Design and Environment

The differentiated shopping experience offered through our boutiques is central to the francesca’s collections® brand. Our boutiques are designed and merchandised to deliver a warm and inviting atmosphere that creates the sense for our customers that they are shopping in an independently owned, upscale boutique. Although we strive to maintain a relatively consistent look and feel in all of our boutiques, the intricacies of each boutique’s physical properties, geographic market and shopping venue, as well as the autonomy we provide to our boutique managers in visually merchandising the boutiques, make each feel different and in tune with its local clientele.

Our boutiques typically range in size from 1,000 to 1,800 square feet, with an average size of approximately 1,400 square feet. We seek locations that have a boutique front at least 20 feet wide, which we adorn with visually appealing architectural lighting, signage and display window presentations. Inside, we use a warm earth tone color palette and soft lighting. We include rugs, lush fabrics and table cloths to create a sense of depth and richness. Chandeliers and antique displays such as ottomans, dressing room chairs and wall mirrors reinforce the unique ambiance and add to the sense of sophistication and style. All of this provides a dense canvas for our colorful displays of trend-right merchandise. Each boutique’s merchandise presentation, including display windows, tables and walls, is refreshed every two to three weeks to keep our shopping experience new and exciting. We believe by constantly changing our visual merchandising and floor sets, we give our customers a reason to shop our boutiques frequently, building customer loyalty. Our boutique managers also use our intranet website to share best-practices with each other, such as ideas for displays. We believe these grass-root interactions improve the sense of community among our boutique managers and enhance the shopping experience for our customers.

Staffing in our boutiques consists of a salaried boutique manager, an assistant manager and a minimum of four part-time associates. Our compensation structure for non-salaried employees consists of an hourly wage plus a monthly bonus based on performance, paid in cash or gift cards to all associates immediately upon achievement of the stated monthly sales goal. We endeavor to hire boutique personnel that are friendly and customer-service driven individuals. In addition to a comprehensive training program for visual merchandising, customer service and operations, boutique managers benefit from ongoing field-level support and training updates as well as guides and manuals.

Boutique Economics

We believe that our broad and shallow merchandising strategy and the differentiated shopping experience we offer to our customers contributes to the success of our boutiques, which generate attractive returns. Over the previous two fiscal years, we opened 98 boutiques which averaged approximately 1,400 square feet and, of the locations open 12 or more months, boutique sales averaged approximately $750,000 in the first year. On average, these boutiques delivered first-year, pre-tax cash return on net investment in excess of 150% and paid back our net investment on a pre-tax basis in less than one year. Consistent with recent openings, our new boutique operating model assumes a net investment of $156,000 consisting of approximately $45,000 of opening inventory and $181,000 of build-out costs less approximately $70,000 of landlord tenant allowances. The assumption of $70,000 of tenant allowances factors in a decrease in tenant allowances as compared to recent periods. We projected the cost of build-out with related fixtures and equipment to open a new boutique of $181,000 in fiscal year 2011, which represents an increase of approximately $11,000 from fiscal year 2010. While we do not foresee further significant cost increases, there can be no assurance that those costs will not continue to increase. Moreover, the actual cost of build-out with related fixtures and equipment to open our new boutiques was approximately $180,000 to date during fiscal year 2011. Based on our disciplined, rigorous real estate selection process and similarity of site characteristics, we expect new boutique economics to be consistent with our recent history. Based on first-year boutique sales of $650,000 to $750,000, our boutiques pay back our net investment on a pre-tax basis in less than one year and deliver pre-tax cash return on net investment of approximately 150%.

Boutique Growth and Site Selection

We have a proven track record of increasing our boutique base at a compound annual growth rate of approximately 34% over the previous four years. The table below indicates certain historical information regarding our boutiques as of the end of each of the periods indicated below:

	Thirty-Nine Weeks Ended October 29, 2011	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2008	Calendar Year 2007(3)	Calendar Year 2006
Mall	127	69	25	4	1	1
Street Location/Lifestyle Center	156	138	122	107	77	63

Total Boutiques	283	207	147	111	78	64
Boutiques Opened	76	62	36	31	16	19
Boutiques Closed	—	2	—	—	—	—
Total Gross Square Feet (in thousands)	399	296	210	158	110	89
Average Square Feet Per Boutique (in thousands)(1)	382	1,428	1,428	1,419	1,408	1,392
Net Sales Per Average Square Foot(2)	$391	$508	$429	$384	$401	$399

(1)

Because of our rapid growth, for purposes of providing a sales per square foot measure we use average square feet during the period as opposed to total gross square feet at the end of the period. For periods consisting of more than one fiscal quarter, average square feet is calculated as (a) the sum of the total gross square feet at the end of each fiscal quarter, divided by (b) the number of quarters. For individual quarterly periods, average square feet is calculated as (a) the sum of total gross square feet at the beginning and end of the period, divided by (b) two. There may be variations in the way in which some of our competitors and other retailers calculate sales per square foot or similarly titled measures. As a result, data in this prospectus regarding our average square feet and net sales per average square foot for period may not be comparable to similar data made available by other retailers.

(2)	Net sales per average square foot are calculated by dividing net sales for the period by the average square feet during the period.
(3)	Please see note 1 to the “Selected Consolidated Financial and Operating Data” section. In January 2008, we changed our fiscal year end from December 31st to the Saturday closest to January 31st. We opened two boutiques in the month of January 2008, which is a time period not captured in Calendar Year 2007 nor Fiscal Year 2008. These two boutiques are included in Boutiques Opened in the calendar year ended December 31, 2007, but are not in included in Total Boutiques or calculations of Total Gross Square Feet, Average Gross Square Feet per Boutique or Net Sales Per Average Gross Square Foot in the calendar year ended December 31, 2007.

Our flexible boutique format has enabled us to successfully open boutiques across a variety of shopping venues, market sizes, climates and demographics. We believe this provides us with a wide scope of real estate opportunities and enhances our ability to profitably expand our boutique base. Based on this flexible boutique format, the financial characteristics of our boutiques and our ongoing analysis of shopping venues that meet our criteria for new boutiques (including a third party research we commissioned with a nationally recognized retail real estate consulting firm), we believe we have the potential to grow our base from 283 locations in 41 states as of October 29, 2011 to approximately 900 boutiques in the United States over the next seven to ten years. We opened 62 new boutiques in fiscal year 2010 and by the end of our third fiscal quarter in 2011, we opened 76 new boutiques, which completed our planned new boutique openings for fiscal year 2011. We plan to open approximately 75 new boutiques and one outlet store in fiscal year 2012. We believe we can continue to successfully open new boutiques at an annual rate of at least 75 for the next three to five years. Based on our rigorous real estate selection process, our flexible boutique format and the financial characteristics of our boutiques, we believe that the per boutique costs associated with opening new boutiques over the next two years will be similar to our current costs for opening new boutiques. We expect to fund the costs of our boutique growth through cash flow generated by our operations and through our revolving credit facility if necessary. We expect to open boutiques in both new and existing markets and across regional malls, lifestyle centers, street locations and strip centers. In the short term, we see a particular opportunity to open new boutiques with attractive lease terms in regional malls.

Our real estate committee utilizes a disciplined approach to site selection, which analyzes the prospective shopping venue for factors such as overall shopping venue productivity, competitive environment and specific sales of other retailers deemed most relevant as well as the configuration of available space for potential new boutique locations. We seek prominent locations in high-traffic areas of the shopping venue and in close proximity to other retailers targeting similar customers. We also evaluate each new boutique location based on projected sales and determine whether the capital investment and estimated boutique four-wall contribution satisfies our targeted return threshold, occupancy costs, and boutique contribution. As a result of our powerful boutique economics and our rigorous site selection process, we have only closed two boutiques since we began business in 1999.

Boutique locations and related sales and customer traffic may be adversely affected by, among other things, economic conditions in a particular area, competition from nearby retailers selling similar merchandise, changing lifestyle choices of consumers in a particular market and the closing or decline in popularity of other businesses located near our boutiques. Changes in areas around our boutique locations that result in reductions in customer foot traffic or otherwise render the locations unsuitable could cause our sales to be less than expected. Boutiques located in street locations and lifestyle centers may be more susceptible to such changes than boutiques located in malls.

E-Commerce

Our e-commerce business consists of our www.francescascollections.com website. Through our website, our customers are able to purchase individual items or recommended full outfits, shop the latest jewelry, gift or fashion merchandise and special promotions, create a wish list, sign up for our mailing list, connect and follow us on social media sites such as Facebook and Twitter, as well as obtain current information on our boutique locations. This channel enables us to reach customers in all states and further build our brand. We currently obtain and collect customer email information from our boutiques and website and use it to generate marketing programs, such as our weekly ‘Pick of the Week’ email campaign. During fiscal year 2010 we made several improvements to our website to enhance our e-commerce business capabilities and its growth. These improvements have allowed us to support a more dynamic presentation of merchandise, process more orders and enhance our marketing efforts. In fiscal year 2010, our e-commerce sales increased 85% relative to fiscal year 2009, but still only represented 1.4% of total net sales. We believe there is significant potential to expand this channel over time.

Marketing and Advertising

We focus on organic, viral and in-boutique marketing to increase customer loyalty and build our brand image. By locating our boutiques in prominent, high-traffic locations and refraining from traditional television, radio and print advertising, we encourage people to ‘discover’ francesca’s collections®. We believe that many of our customers develop a personal connection with our boutiques and become our ambassadors in the local community by spreading the word about francesca’s collections®. We also use email communications, our website and, increasingly, social networking sites Facebook and Twitter and fashion related blogs to achieve our marketing goals. Our boutique managers are passionate about francesca’s collections® and contribute to our marketing effort by hosting in-boutique activities, such as fashion shows and private parties, and also independently promote their own boutique via blogs, YouTube and social networking sites.

Distribution

We distribute all of our merchandise from our distribution center (located within our corporate headquarters) in Houston, Texas. Our combined facility currently occupies approximately 100,000 square feet, consisting of approximately 70,000 square feet of warehouse and distribution space, which services our boutiques and e-commerce business, and approximately 30,000 square feet of office space for our corporate headquarters. Our merchandise are received, inspected, managed, stored and distributed through our distribution warehouse, with the exception of approximately 20% of our merchandise which are drop-shipped by our vendors directly to our boutiques. The majority of our merchandise are currently pre-ticketed and pre-sorted by our vendors, which allows us to efficiently ship from our distribution center directly to our boutiques, thereby reducing labor costs. We use third-party providers to ship new items to our boutiques five days a week, which ensures a steady flow of new styles. Our current distribution center, which is comprised of four separate buildings, can support at least 450 boutiques and is sufficient to support our expected growth plans for the foreseeable future. In December 2011, we entered into a lease for space in a single building near our existing headquarters and distribution facility and expect to relocate our headquarters and distribution facility to the new space by no later than November 1, 2012. We believe that the new facility will be sufficient to support our growth plans for several years.

Management Information Systems

Our management information technology systems provide support and timely information to our management team. We believe our current systems provide us with operational efficiencies, scalability, management control and timely reporting that allows us to identify and respond to operating trends in our business. We use a combination of customized and industry-standard software systems to support boutique point-of-sale, merchandise planning and buying, e-commerce, inventory management, financial reporting and administrative functions.

We are in the process of upgrading several of our systems to provide improved support for our current operations and position us for continued growth. This includes the implementation of a fully integrated enterprise software platform from JDA, which we began to introduce in stages in August 2011 and plan to finalize during the second half of 2012. Throughout the installation and stabilization of JDA, we will continue to run our existing platform to ensure continuity during the conversion. We expect the new JDA system will enhance customer service, improve operational efficiency, enhance management reporting and control and increase synergies between our e-commerce business and our boutiques.

Competition

The women’s apparel, jewelry, accessories and gifts market is large, fragmented and highly competitive. The largest competitors include national and regional department stores, specialty retailers, mass merchants and internet-based retailers. Due to the breadth of our merchandise, it is difficult to identify companies that compete with us in every product category. However, select national, women’s specialty stores chains that we believe are competitors and that we encounter in multiple markets include White House | Black Market, Ann Taylor, Charlotte Russe, Brighton Collectibles and Anthropologie. Our boutiques also compete with individual, often owner-operated specialty shops in each of the markets that we operate as well as broadly merchandised department stores and certain specialty stores in categories such as accessories and footwear. We may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets.

The principal basis upon which we compete is by offering a differentiated shopping experience through high-quality, trend-right merchandise at attractive prices in a warm and inviting boutique environment with excellent customer service. In addition, our manageable boutique size and flexible but disciplined real estate strategy provide us with a competitive advantage that is not easily replicated by our major competitors. Our success also depends in substantial part on our ability to respond quickly to fashion trends so that we can meet the changing demands of our customers.

Intellectual Property

We have registered our trademark francesca’s collections® with the United States Patent and Trademark Office. In addition, we own domain names, including www.francescascollections.com, and we own unregistered copyright rights in our website content. We believe our trademarks have value, and we diligently protect them against infringement. For instance, we have recently filed applications to register our trademark internationally. We will also continue to file new applications as appropriate to protect our intellectual property rights.

Regulation and Legislation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, product and other safety regulations, consumer protection regulations, environmental requirements and other laws that regulate retailers and govern the promotion and sale of merchandise and the operation of boutiques and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Insurance

We use insurance for a number of risk management activities, including workers’ compensation, general liability, automobile liability and employee-related health care benefits, a portion of which is paid by the employees. We evaluate our insurance requirements on an ongoing basis to maintain adequate levels of coverage.

Properties

We do not own any real property, but rather lease our properties. Our corporate headquarters, warehouse and distribution center are located in an approximately 100,000 square foot facility in Houston, Texas. The buildings in the facility are leased under agreements expiring in 2013, with options to extend for an additional 5 years. Approximately 70,000 square feet are dedicated to warehouse and distribution space, with the balance used as our corporate offices. In December 2011, we entered into a lease for space in a single building near our existing headquarters and distribution facility and expect to relocate our headquarters and distribution facility to the new space by no later than November 1, 2012. We believe that the new facility will be sufficient to support our growth plans for several years. Initially, we will occupy approximately 218,000 square feet, housing our headquarters staff, warehousing, distribution, e-commerce operations and e-commerce fulfillment. The lease for the new facilities includes an option to add as much as an additional 122,000 square feet if necessary. The primary lease on the new facility expires on April 30, 2020, however, we have options to renew the lease for an additional period of up ten years.

As of October 29, 2011, we had 283 boutiques in 41 states and had executed leases for 60 new boutiques we plan to open in fiscal year 2012. In total we have approximately 398,992 gross square feet across all of our boutiques. Our boutiques are leased from third parties with lease terms of five to ten years and many of our lease agreements have additional five-year renewal options. A majority of our leases have early termination clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods or if a shopping center does not meet specified occupancy standards. In addition to fixed minimum lease payments, most of our boutique leases provide for additional rental payments based on a percentage of sales if sales at the respective boutiques exceed specified levels. In addition, a majority of our leases also provide for additional payments associated with common area maintenance, real estate, taxes and insurance. In addition, many of our lease agreements have defined escalating rent provisions over the initial term and extensions.

Our Employees

As of October 29, 2011, we had approximately 1,672 total employees. Of our total employees, approximately 130 were based at our corporate headquarters in Houston, Texas, and approximately 1,542 were boutique employees. We had approximately 601 full-time employees and approximately 1,071 part-time employees, who are primarily boutique employees. None of our employees are represented by a labor union, and we have had no labor-related work stoppages as of October 29, 2011. Our relationship with our employees is one of the keys to our success, and we believe that relationship is satisfactory.

Seasonality

Our wide-range of merchandise and our strategy of carrying a broad selection but limited quantities of each item reduces our overall seasonality relative to other specialty retailers. Nevertheless, our business is mildly seasonal in nature and demand is generally the highest in the fourth fiscal quarter due to the year-end holiday season and lowest in the first fiscal quarter. As a result of this seasonality and generally because of variation in consumer spending habits, we experience fluctuations in net sales and working capital requirements during the year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results and Seasonality—Seasonality” for more information.

Legal Proceedings

We are subject to various legal proceedings and claims, including employment claims, wage and hour claims, intellectual property claims, contractual and commercial disputes and other matters that arise in the ordinary course of our business. While the outcome of these and other claims cannot be predicted with certainty, we do not believe that the outcome of these matters will have a material adverse effect on our business, results of operations or financial condition.

Privacy Policy

In the course of our business, we collect information about our customers, including customer data submitted to us in connection with purchases of our merchandise at boutiques as well as from our e-commerce business. We respect the privacy of our customers and take steps to safeguard the confidentiality of the information that they provide to us.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors and their respective ages and positions and a brief account of the business experience of each of them. Our board of directors consists of eight members.

Name	Age	Position
John De Meritt	41	President, Chief Executive Officer and Director
Gene Morphis	63	Executive Vice President, Chief Financial Officer
Theresa Backes	54	Executive Vice President, Chief Operating Officer
Kal Malik	51	Executive Vice President, General Counsel
Kyong Gill	47	Director, Executive Vice Chairperson
Greg Brenneman	50	Director, Non-Executive Chairman
Patricia Bender	57	Director
Neill Davis	55	Director
Richard Emmett	56	Director
Joseph Scharfenberger	39	Director
Richard Zannino	53	Director

Executive Officers

John De Meritt is one of the Founders of the company and has served as our President and Chief Executive Officer since March 2007 and has been a member of our board of directors since the inception of the company. Prior to becoming President and Chief Executive Officer of Francesca’s, Mr. De Meritt worked for many years in the real estate investment industry, most recently as Vice President, Director of Leasing in the Eastern United States for Weingarten Realty Investors from 2001 to 2006. Mr. De Meritt holds a Bachelor of Arts degree in Political Science and a minor in Economics from the University of Houston and a Juris Doctorate from the South Texas College of Law. Mr. De Meritt’s many years of professional management, commercial real estate experience and extensive experience as our President and Chief Executive Officer allow him to provide invaluable insight to the board of directors, particularly as it relates to our real estate strategy and trends in the women’s retail apparel industry.

Gene Morphis has served as our Chief Financial Offer since October 2010. Prior to joining Francesca’s, Mr. Morphis was the Chief Financial Officer of David’s Bridal from March 2006 to September 2010. Prior to David’s Bridal, from 2002 to March 2006, Mr. Morphis served as the Chief Financial Officer of The Rowe Companies, a company that filed voluntary proceedings under Chapter 11 of the United States Bankruptcy Code in September 2006. Mr. Morphis also served as Chief Financial Officer of ClientLogic from 1999 to 2001, as Chief Financial Officer of Stream International, Inc. from 1995 to 1999, and as Executive Vice President and Chief Financial Officer of CVS Caremark Corporation from 1992 to 1995. He also held various executive positions at Zales Corporation, American Woodmark and Holiday Inns. He currently serves on the advisory board of Serality. Mr. Morphis holds a Bachelor of Business Administration degree and a Master of Business Administration degree from the University of Memphis.

Theresa Backes has served as our Chief Operating Officer since 2007. Prior to joining Francesca’s, from 2004 to 2007, Ms. Backes was the Vice President, Store Operations of David’s Bridal. From 2002 to 2004, Ms. Backes was the Senior Director, Store Operations, at Banana Republic. Ms. Backes has also held positions with IBM Global Services from 2000 to 2002 and she was the Senior Vice President, Stores, at Gymboree Corporation from 1996 to 2000. She held various management positions at Target Corp. and Mervyn’s Stores from 1981 to 1996. Ms. Backes graduated from Arizona State University in 1981 and attended both the Graduate Studies in Retail Finance program at the University of Michigan and Leadership Studies program at the Aspen Institute.

Kal Malik has served as our General Counsel since October 2009. Prior to joining Francesca’s, Mr. Malik was an attorney in private practice from August 2007 through September 2009 as a partner (of counsel during 2009) at the law firm of Condon Thornton Harrell Malik LLP. Prior to that, he was a Senior Director at Kane Russell Coleman & Logan, P.C. from April 2001 to July 2007. Mr. Malik holds a Bachelor of Science degree in Accounting from The University of Texas at Dallas, a Juris Doctorate from the South Texas College of Law and a Master of Laws in Taxation from Southern Methodist University Dedman School of Law. Prior to entering the practice of law, Mr. Malik practiced as a Certified Public Accountant in Dallas, Texas.

Kyong Gill is one of the Founders of the company and has served as a member of our board of directors since the inception of the company and has served as the Executive Vice Chairperson of our board of directors since March 2010. Ms. Gill previously served as our Chief Merchandising Officer from 2003 until March 2011 and continues to oversee our merchandising operations in her capacity as Executive Vice Chairperson. Prior to founding Francesca’s, Ms. Gill worked in the finance departments of Continental Airlines and Northwest Airlines. Ms. Gill holds a Bachelor of Arts degree from the University of Houston and a Master of Business Administration degree from the University of Georgia. Ms. Gill was previously licensed as a Certified Public Accountant. Ms. Gill’s many years of experience at the company and her extensive work as our primary merchandising strategist allow her to provide significant business advice to our board of directors, particularly as it relates to our merchandising strategy and customer demographics.

Directors

The following information pertains to the directors, principal occupations and other directorships for at least the last five years and information regarding their specific experience, qualifications, attributes or skills. In selecting directors, we consider factors that are in our best interests and those of our stockholders, including diversity of backgrounds, experience and competencies that our board of directors desires to have represented. These competencies include: independence (with respect to independent directors); adherence to ethical standards; the ability to exercise business judgment; substantial business or professional experience and the ability to offer our management meaningful advice and guidance based on that experience; ability to devote sufficient time and effort to his or her duties as a director; and any other criteria established by our board of directors together with any core competencies or technical expertise necessary for our committees. We believe that each director possesses these qualities and has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to us and to our board of directors.

Greg Brenneman has served as a member of our board of directors since February 2010 and is the Chairman of our board of directors. Mr. Brenneman is the Chairman of CCMP and a member of its investment committee. Prior to joining CCMP in October 2008, Mr. Brenneman served as Chief Executive Officer of Quiznos from January 2007 until September 2008 and as President of Quiznos from January 2007 until November 2007. He also served as Executive Chairman of Quiznos from 2008 to 2009. Prior to joining Quiznos, from 2004 to 2006, Mr. Brenneman was Chairman and Chief Executive Officer of Burger King Corporation. In 2002, Mr. Brenneman was named President and Chief Executive Officer of PwC Consulting, where he restructured the business which led to a strategic sale to IBM. From 1995 to 2001, Mr. Brenneman was with Continental Airlines as President, Chief Operating Officer and a member of its board of directors. In 1994, Mr. Brenneman founded Turnworks, Inc., his personal investment firm that focuses on corporate turnarounds. Prior to founding Turnworks in 1994, Mr. Brenneman was a Vice President for Bain and Company. Mr. Brenneman holds a Bachelors Administration of Business in Accounting and Finance from Washburn University of Topeka,

Kansas and a Master of Business Administration degree with distinction from Harvard Business School. He was also awarded an honorary Doctor of Commerce degree from Washburn University. Mr. Brenneman currently serves on the board of directors of Edwards Group PLC, The Home Depot, Inc. and Automatic Data Processing, Inc. Mr. Brenneman’s many years of experience working as a director and a chief executive officer of several private and public companies allows him to provide significant business, leadership and management advice to the board of directors.

Patricia Bender has served as a member of our board of directors since October 2011. Ms. Bender has served as Executive Vice President and Director of Leasing at Weingarten Realty Investors, a shopping center REIT, since 2005. Ms. Bender has also served in various other managerial positions at Weingarten Realty since 1982. Prior to joining Weingarten Realty, Ms. Bender was as a Senior Fashion Buyer at Foley’s. Ms. Bender is a member of the Board of Directors of Uptown Houston and Vice President of National Charity League, Houston Hearts Chapter. Also, Ms. Bender is an adjunct professor in the Jones School at Rice University. She earned her Master of Business Administration (MBA) from the University of St. Thomas, Houston, TX. Ms. Bender brings commercial real estate expertise and a perspective on successful growth of specialty retail concepts to the board of directors

Neill Davis has served as a member of our board of directors since May 2007. Mr. Davis joined Men’s Warehouse in 1997 as Vice President and Treasurer. In November 2000, he was named Senior Vice President, Chief Financial Officer and Treasurer, and in March 2001 he was named Principal Financial Officer. In March 2002, he was promoted to Executive Vice President and remained Chief Financial Officer, Treasurer and Principal Financial Officer. In March 2003, he was named Executive Vice President, Chief Financial Officer and Principal Financial Officer. In April 2006, he was again named to the additional office of Treasurer. Mr. Davis holds a Bachelor of Business Administration degree from Southern Methodist University and a Master of Business Administration degree from the University of Arkansas. Mr. Davis’s positions as a treasurer and a chief financial officer at a large retail apparel company provide valuable insight to the board of directors, particularly as it relates to management and financial matters.

Rich Emmett has served as a member of our board of directors since November 2009. Mr. Emmett was named Senior Vice President, General Counsel and Secretary of Dunkin Brands in 2009. Prior to joining Dunkin Brands, Mr. Emmett served as Executive Vice President, Chief Legal Officer and Secretary of Quiznos from May 2007 to April 2009. Mr. Emmett also served as a member of the Quiznos leadership team and worked a wide array of issues ranging from the development of the overall business strategy to managing U.S. and international franchise relations. Prior to joining Quiznos, Mr. Emmett served as Senior Vice President, General Counsel and Secretary of Papa John’s International, Inc. from 1992 to May 2007. Mr. Emmett holds a Bachelor of Arts degree from Colgate University and a Juris Doctorate from The Marshall-Wythe School of Law, College of William & Mary. Mr. Emmett currently serves on the board of directors of Capital Pizza, Inc. Mr. Emmett has over ten years of experience serving as in-house legal counsel for various large corporations, which allows him to provide valuable insights and advice to the board of directors, particularly as it pertains to legal matters.

Joe Scharfenberger has served as a member of our board of directors since April 2007. Mr. Scharfenberger is a managing director of CCMP. Prior to joining CCMP in December 2008, Mr. Scharfenberger worked at Bear Stearns Merchant Banking from 2003 to 2008. Prior to joining Bear Stearns Merchant Banking in July 2003, Mr. Scharfenberger worked in the private equity department at Toronto Dominion Securities from March 2000 until April 2003. He holds a B.A. from The University of Vermont. Mr. Scharfenberger currently serves on the board of directors of Crestcom International, Harlem Furniture, JAG flocomponents and New Chapter. Mr. Scharfenberger’s many years of experience in the banking and private equity fields allow him to provide valuable insights and advice to the board of directors.

Rich Zannino has served as a member of our board of directors since February 2010. Mr. Zannino is a managing director of CCMP and a member of its investment committee. Prior to joining CCMP in 2009, Mr. Zannino was Chief Executive Officer and a member of the board of directors of Dow Jones & Company. He joined Dow Jones as Executive Vice President and Chief Financial Officer in February 2001 and was promoted to Chief Operating Officer in July 2002 and then to Chief Executive Officer and Director in February 2006. Prior to joining Dow Jones, Mr. Zannino was Executive Vice President in charge of strategy, finance, M&A, technology, and a number of operating units at Liz Claiborne. He originally joined Liz Claiborne in 1998 as Chief Financial Officer. In 1998, he served as Executive Vice President and Chief Financial Officer of General Signal, where he led the sale of that company. From 1993 until early 1998, he was at Saks Fifth Avenue, ultimately serving as Executive Vice President and Chief Financial Officer, where he oversaw the company’s strategy, finance, business development, merchandise planning and technology and helped lead its successful IPO. Mr. Zannino is currently a member of the board of directors of IAC, Estee Lauder and Infogroup and is a trustee of Pace University. He holds a Bachelor of Science degree in finance and economics from Bentley College and a Masters of Business Administration in finance from Pace University. Mr. Zannino’s past leadership experience, knowledge of operations, as well as his extensive operating and financial experience in the retail industry, allow him to provide valuable business and leadership advice to the board of directors.

Board Composition and Election of Directors

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of eight members. Our amended and restated bylaws provide that, subject to any rights applicable to any then outstanding preferred stock, our board of directors will consist of a number of directors to be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total directors then in office.

Our amended and restated certificate of incorporation and amended and restated bylaws provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year’s annual meeting of stockholders as follows:

•	the Class I directors are Mr. Scharfenberger and Ms. Bender and their terms expire at the annual meeting of stockholders to be held in 2012;

•	the Class II directors are Ms. Gill and Messrs. Emmett and Zannino and their terms expire at the annual meeting of stockholders to be held in 2013; and

•	the Class III directors are Messrs. Brenneman, Davis and De Meritt and their terms expire at the annual meeting of stockholders to be held in 2014.

Upon the expiration of the term of a class of directors, directors for that class will be elected for a new three-year term at the annual meeting of stockholders in the year in which the term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on our board of directors may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors will make it more difficult for a third party to acquire control of our company.

Prior to our IPO, our stockholders’ agreement had provided, among other things, that five members of our board of directors were to be designated by CCMP, and two members were to be designated by the majority of the shares held by management so long as management held at least

7% of the total equity interest in the company. Prior to our IPO, Messrs. Brenneman, Zannino, Scharfenberger, Emmett and Davis had the right to serve on our board of directors pursuant to the terms of this stockholders’ agreement as appointees of CCMP and Mr. De Meritt and Ms. Gill had the right to serve on our board of directors as appointees of the holders of a majority of the shares held by management. These related board representation rights terminated upon completion of our IPO and are no longer be in effect.

Director Independence and Controlled Company

Upon the consummation of this offering, we will no longer be able to avail ourselves of the “controlled company” exception under the corporate governance rules of The NASDAQ Stock Market. Accordingly, we will be required to have a majority of “independent directors” on our board of directors and a compensation committee and a corporate governance and nominating committee composed entirely of “independent directors” as defined under the rules of The NASDAQ Stock Market, subject to a “phase-in” period. The “controlled company” exception does not modify the independence requirements for the audit committee. We intend to continue our compliance with the requirements of Sarbanes-Oxley and The NASDAQ Stock Market, which require that our audit committee be composed of at least three members, each of whom will be independent, by July 22, 2012. Our Board of Directors will take all action necessary to comply with the corporate governance rules of The NASDAQ Stock Market with respect to our compensation committee and corporate governance and nominating committee, subject to the permitted “phase-in” period, and to continue our compliance with the requirements of Sarbanes-Oxley and The NASDAQ Stock Market with respect to our audit committee.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit Committee

Our audit committee consists of Messrs. Davis, Emmett and Scharfenberger and Ms. Bender. Mr. Davis is the chairperson of our audit committee. Our audit committee has the responsibility for, among other things:

•	selecting and hiring our independent registered public accounting firm and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

•	approving related party transactions.

The SEC and The NASDAQ Stock Market rules require us to have a fully independent audit committee by July 2012, which is the first anniversary of our listing on The NASDAQ Global Select Market. We expect to have an entirely independent audit committee within one year from the date of our listing. Our board of directors has affirmatively determined that Messrs. Davis and Emmett and Ms. Bender meet the definition of “independent directors” under applicable SEC and The NASDAQ Stock Market rules. In addition, our board of directors has determined that Mr. Davis qualifies as an “audit committee financial expert”, as such term is defined in the rules and regulations of the SEC.

Our board of directors has adopted a written charter for our audit committee, which is available on our website at www.francescascollections.com.

Compensation Committee

Our compensation committee currently consists of Messrs. Brenneman, Emmett and Scharfenberger. Mr. Brenneman is the chairperson of our compensation committee. The compensation committee is responsible for, among other things:

•

reviewing and approving compensation of our executive officers, including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change-in-control arrangements and any other benefits, compensation or arrangements;

•	reviewing succession planning for our executive officers;

•	reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

•	determining the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administrating, reviewing and making recommendations with respect to our equity compensation plans.

Upon the consummation of this offering, we will no longer be able to avail ourselves of the “controlled company” exception under the corporate governance rules of The NASDAQ Stock Market. We will have a compensation committee composed entirely of “independent directors” as defined under the rules of The NASDAQ Stock Market, subject to a “phase-in” period. Our Board of Directors will take all action necessary to comply with the corporate governance rules of The NASDAQ Stock Market with respect to our compensation committee, subject to the permitted “phase-in” period.

Our board of directors has adopted a written charter for our compensation committee, which is available on our website at www.francescascollections.com.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Messrs. Brenneman, Zannino and Davis. Mr. Zannino is the chairperson of our corporate governance and nominating committee.

The corporate governance and nominating committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to our board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee of our board of directors.

Upon the consummation of this offering, we will no longer be able to avail ourselves of the “controlled company” exception under the corporate governance rules of The NASDAQ Stock Market. We will have a corporate governance and nominating committee composed entirely of “independent directors” as defined under the rules of The NASDAQ Stock Market, subject to a “phase-in” period. Our Board of Directors will take all action necessary to comply with the corporate governance rules of The NASDAQ Stock Market with respect to our compensation committee, subject to the permitted “phase-in” period.

Our board of directors will adopt prior to completion of this offering a written charter for our corporate governance and nominating committee, which is available on our website at www.francescascollections.com.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, Messrs. Brenneman and Scharfenberger served on our compensation committee. Messrs. Brenneman and Scharfenberger both have relationships with us that require disclosure under Item 404 of Regulation S-K under the Exchange Act. See “Certain Relationships and Related Party Transactions” for more information.

During the past fiscal year, Mr. De Meritt and Ms. Gill, each an executive officer of the company, served as members of our board of directors. However, none of the executive officers of the company, served on the compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who served as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

Our code of business conduct and ethics applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics is available on our website at www.francescascollections.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Corporate Opportunities

Our largest shareholder, CCMP, is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Corporate opportunities may therefore arise in the area of potential acquisitions of competitive businesses that may be attractive to us as well as to CCMP. CCMP and members of our board of directors affiliated with CCMP and its affiliates, by the terms of our amended and restated certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as members of our board of directors. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—CCMP may have conflicts of interest with us in the future.”

Board Leadership Structure and Board’s Role in Risk Oversight

Mr. Brenneman, a non-employee, serves as Non-Executive Chairman of our board of directors. We support separating the position of Chief Executive Officer and Chairman to allow our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman to lead our board of directors in its fundamental role of providing advice to, and oversight of, management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as our board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the non-management directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors.

While our amended and restated bylaws do not require that our Chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions and having a non-employee director serve as Chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business and we face a number of risks as outlined in the “Risk Factors” section of this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its audit committee, is responsible for overseeing our management and operations, including overseeing its risk assessment and risk management functions. Our board of directors has delegated responsibility for reviewing our policies with respect to risk assessment and risk management to our audit committee through its charter. Our board of directors has determined that this oversight responsibility can be most efficiently performed by our audit committee as part of its overall responsibility for providing independent, objective oversight with respect to our accounting and financial reporting functions, internal and external audit functions and systems of internal controls over financial reporting and legal, ethical and regulatory compliance. Our audit committee will regularly report to our board of directors with respect to its oversight of these important areas.

Director Compensation

Our independent directors, Messrs. Davis and Emmett, currently receive an annual retainer from us for their services as members of our board of directors. In addition, on March 26, 2010, we granted Mr. Emmett a stock option under the Francesca’s Holdings Corporation Stock Incentive Plan to purchase 40,000 shares of our common stock. Subject to his continued service through the applicable vesting date, the grant will vest in equal annual installments on each anniversary of the award date over a five-year period. The terms and conditions of the stock option grant are similar to the terms and conditions of the stock options granted to employees generally. The CCMP Acquisition was treated as a change in control for purposes of the 2007 Stock Incentive Plan (the “2007 Plan”) on February 26, 2010, thereby causing an acceleration of vesting of all awards outstanding pursuant to the 2007 Plan, including Mr. Davis’ stock options granted on December 1, 2007. In addition, on November 17, 2010, we paid a cash divided to our shareholders. Pursuant to the terms of the 2007 Plan, our board of directors adjusted the exercise price of outstanding stock options to neutralize the dilutive effect of the dividend payments. However, our board of directors determined that in the case of Mr. Davis, and certain of our named executive officers, they should receive a cash payment in lieu of an adjustment.

Accordingly, Mr. Davis received a gross cash payment of $239,450, which was calculated as the product of the proposed reduction in the exercise price of outstanding options of $2.39 multiplied by the number of fully-vested but unexercised options granted to Mr. Davis under the 2007 Plan at the time of the dividend payment. The stock options remain outstanding at their original exercise price. For a discussion of the Francesca’s Holdings Corporation Stock Incentive Plan and the terms and conditions of stock options granted thereunder, please see “Executive Compensation—Compensation Discussion & Analysis—Elements of Compensation—Equity-Based Awards,” below.

We have entered into indemnification agreements with all our directors. See “Certain Relationships and Related Party Transactions—Indemnification of Officers and Directors” for more information. All members of our board of directors receive reimbursement of reasonable and documented costs and expenses incurred by directors in connection with attending any meetings of our board of directors or any of our committees.

Our executives who are members of our board of directors or are employees of our largest shareholder, CCMP, do not receive compensation from us in connection with their service on our board of directors. Accordingly, Mssrs. De Meritt, Brenneman, Scharfenberger and Zannino and Ms. Gill have not and will not receive compensation from us for their service on our board of directors. Only those directors who are neither our employees nor the employees of our largest shareholder, CCMP, are eligible to receive compensation from us for their service on our board of directors. Such directors are paid an annual retainer of $40,000, which is the same rate that Mr. Emmett received for the 2010 fiscal year and is a $20,000 increase to Mr. Davis’ rate.

The following table sets forth information regarding the compensation of our non-executive directors for their service on our board of directors for the most recently completed fiscal year:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Rich Emmett	40,000	137,600	—	177,600
Neill Davis	20,000	—	239,450	259,450

(1)	Represents the aggregate grant date fair value of awards granted in fiscal year 2010 computed in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). The assumptions made in the valuation of the awards are set forth in note 6 to the company’s consolidated financial statements included elsewhere in this prospectus. As of January 29, 2011, Mr. Emmett held stock options to purchase 40,000 shares of common stock, which vest in equal annual installments on each anniversary of the award date over a five-year period, with an exercise price of $3.74 per share. As of January 29, 2011, Mr. Davis held stock options to purchase 100,000 shares of common stock, all of which are vested, with an exercise price of $1.43 per share.
(2)	For Mr. Davis, amount reported represents a cash payment received in lieu of an adjustment to the exercise price of his outstanding stock options. See the narrative above for more details.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes the compensation arrangements we have with our named executive officers as required under the rules of the SEC. The SEC rules require disclosure for the principal executive officer, or PEO (our Chief Executive Officer) and principal financial officer, or PFO (our current and former Chief Financial Officer), regardless of compensation level, and the three most highly compensated executive officers in our last completed fiscal year, other than the PEO and PFO. All of these executive officers are referred to in this Compensation Discussion and Analysis as our “named executive officers.”

We operate on a fiscal calendar which in a given fiscal year consists of a 52- or 53-week period ending on the Saturday closest to January 31st. We refer to the period from January 31, 2010 to January 29, 2011, our previous fiscal year, as “fiscal year 2010.” For fiscal year 2010, our named executive officers were:

Name	Title
John De Meritt	President, Chief Executive Officer (PEO)
Gene Morphis	Executive Vice President, Chief Financial Officer (PFO, who joined the company effective October 18, 2010)
Cindy Thomassee	Vice President of Accounting (who served as PFO until October 18, 2010)
Theresa Backes	Executive Vice President, Chief Operating Officer
Kyong Gill	Chief Merchandising Officer (who, as of March 8, 2011, serves as our Executive Vice Chairperson)
Kal Malik	Executive Vice President, General Counsel and Corporate Secretary

Prior to our IPO, we were a privately held company with a relatively small number of shareholders, including our principal shareholder, CCMP. As a result, we have not previously been subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Prior to the CCMP Acquisition, compensation policies and determinations for our named executive officers, including our Chief Executive Officer, were made by our board of directors in consultation with our Chief Executive Officer. In connection with the CCMP Acquisition, our board of directors established a compensation committee composed of Greg Brenneman (Committee Chair) and Joseph Scharfenberger (the “Compensation Committee”). During fiscal year 2010, the Compensation Committee was responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. The Compensation Committee determined all of the components of compensation of our Chief Executive Officer, and, in consultation with our Chief Executive Officer, the compensation of our remaining named executive officers. Our board of directors reviewed the Compensation Committee’s recommendations for the compensation of our Chief Executive Officer and approved his final compensation. On March 8, 2011, Richard Emmett became a member of the Compensation Committee as well.

Compensation Philosophy and Objectives

The key objectives in designing our executive compensation program, both historically and currently, are to:

•	align the interests of our named executive officers with our shareholders’ interests; and

•	provide a total compensation package for each of our named executive officers that is commensurate with our peers in the specialty retail industry.

We seek to accomplish these objectives by providing a total compensation package which includes three main components: base salary, annual performance-based cash awards and long-term equity-based awards. Of these components, base salary and annual performance-based cash awards have been historically, and will continue to be, at or below-market when compared to our peers in the specialty retail industry. However, our long-term equity-based awards, which have been in the form of stock options, have been significantly above-market when compared to our peers in the specialty retail industry. As a result, the total compensation package for each of our named executive officers is generally above the median of our peers in the specialty retail industry due to the outstanding performance of the company.

We believe that by providing a substantial portion of our named executive officers’ total compensation package in the form of equity-based awards through stock option grants which vest over a period of four or five years, we create an incentive to build shareholder value over the long-term and closely align the interests of our named executive officers to those of our shareholders by incentivizing our named executive officers to produce value. Additionally, our annual performance-based cash awards, while a less significant portion of our total compensation package, are also contingent upon the achievement of financial performance metrics and the amount of compensation ultimately received for these awards vary with our company’s annual financial performance, thereby providing an additional incentive to maximize shareholder value.

We have adhered to this philosophy historically and intend to continue to do so going forward. We believe that this philosophy has been successful by motivating, retaining and incentivizing our named executive officers and providing value to our shareholders.

We intend to continue to follow the compensation objectives and philosophy we have maintained historically. We intend to continue to provide at- or below-market fixed compensation in the form of base salary and annual performance-based cash awards, while providing the majority of our total compensation package in the form of long-term equity-based incentives. All of our named executive officers have outstanding equity-based awards with multi-year vesting periods. (With the exception of Mr. De Meritt and Mmes. Gill and Backes, each of the option awards granted in 2010 will not fully vest until 2015, or 2014 in the case of Mr. Malik, provided that the executive remains employed through each applicable vesting period.) Additionally, none of these grants provide for accelerated vesting except in certain circumstances (such as the accelerated vesting of a portion of Mr. De Meritt’s options in connection with our IPO, described under “—Elements of Compensation—Equity-Based Awards,” below), thereby insuring that our executives have continued incentive to drive shareholder value. This is in line with our compensation objective of aligning our executive officers’ interests with the long-term interests of our shareholders.

Historically, we have not used a third-party consultant to assist us with determining compensation levels. Additionally, our Compensation Committee has not benchmarked our compensation levels and their decisions with regard to compensation levels have been subjective. However, in conjunction with our IPO, in 2011 our Compensation Committee reviewed our compensation program, including engaging Pearl Meyer & Partners, LLC to compile a report of compensation data which made reference to broad-based retail surveys, compensation information for fast-growing retail companies with less than $1 billion in revenue and retail companies which had recently conducted an initial public offering, and founders equity ownership information at a wide range of companies. The purpose of the review conducted by our Compensation Committee was to inform the Compensation Committee of competitive compensation practices and a variety of other factors, and to confirm that the past structure of our cash compensation and equity-based awards was consistent with our compensation philosophy. In addition, based upon this review, the Compensation Committee determined to make the equity grants in conjunction with our IPO to Mr. De Meritt and Ms. Backes. The Compensation Committee’s review was based in part on the data referenced in the Pearl Meyer & Partners, LLC report as well as consideration of the company’s position in its life cycle for determining the mix between cash compensation and equity-based awards, the appropriate size of equity-based awards in light of our IPO and the need to retain the key leadership team following our IPO.

Consistent with our historical practices, we do not expect that our Compensation Committee will utilize formal benchmarking as a material element in determining the total compensation amounts, or individual elements of compensation, for our named executive officers. We expect that the Compensation Committee will continue to subjectively review compensation elements and amounts for our named executive officers on an annual basis, at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require.

Role of the Compensation Committee and our Executive Officers

Historically, our compensation has been highly individualized, the result of arm’s-length negotiations and based on a variety of informal factors including, in addition to the factors listed above, our financial condition and available resources, our need for a particular position to be filled and the compensation levels of our other executive officers. In addition, we informally considered the competitive market for corresponding positions within the specialty retail apparel industry based on the general knowledge possessed by members of our Compensation Committee and our Chief Executive Officer regarding the compensation given to some of the executive officers of other companies in our industry through informal benchmarking.

Going forward, we expect that our Chief Executive Officer will continue to provide compensation recommendations to the Compensation Committee for base salary, annual incentive targets and other compensation awards for executives other than himself based on this data and the other considerations mentioned in this Compensation Discussion and Analysis. The Compensation Committee will likely give significant weight to our Chief Executive Officer’s judgment when assessing each of the other named executive officers’ performance and determining appropriate compensation levels and incentive awards and will seek to base the compensation objectives on the achievement of our annual business plan. We expect that the Compensation Committee will recommend a total compensation package that is consistent with our described compensation philosophy and competitive within the specialty retail industry. We expect that the Compensation Committee will then discuss these recommendations with the Chief Executive Officer and will make a recommendation to our board of directors, which our board of directors will consider and approve, if appropriate. With regard to the compensation of our Chief Executive Officer, our Compensation Committee, without the input of our Chief Executive Officer, will determine the compensation of our Chief Executive Officer, including the targets for his annual performance-based cash award. Our board of directors will review the Compensation Committee’s recommendation and will be ultimately responsible for approving such recommendation with or without modification.

Elements of Compensation

As discussed throughout this Compensation Discussion and Analysis, the compensation policies and programs applicable to our named executive officers are reflective of our objective of aligning the interests of our executive officers with our shareholders’ interests in enhancing shareholder value over the long term. Applying this philosophy, a significant portion of overall compensation offered to our named executive officers is in the form of (i) equity-based compensation linked to enhanced shareholder value and (ii) annual performance-based cash awards contingent upon achievement of measurable financial objectives.

The elements of our compensation program are:

•	base salaries;

•	annual performance-based cash awards;

•	equity-based incentive awards; and

•	certain additional executive benefits and perquisites.

In addition to these elements, in 2010 certain of our named executive officers received additional compensation as a reward for the successful completion of the CCMP Acquisition and to acknowledge their efforts in creating the underlying enterprise value, as described below under “—CCMP Acquisition-Related Payments.” We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our named executive officers’ compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances.

Base Salary

We provide a base salary to our named executive officers to induce talented executives to join or remain with our company, to compensate them for their services during the year and to provide them with a stable source of income. For fiscal year 2010, each of our named executive officers, other than Ms. Thomassee, had an employment agreement or letter agreement which set his or her minimum base salary. While our base salary amounts are generally below-market when compared to our peers in the specialty retail industry, the total compensation package provided to our named executive officers, including equity-based awards, is commensurate with our peers. For more information regarding the current terms and conditions of our named executive officers’ employment, please see the narrative following the “Grants of Plan-Based Awards” table, below.

The base salary levels of continuing named executive officers are reviewed annually by our Compensation Committee to determine whether an adjustment is warranted or necessary and this practice continues to be maintained by our Compensation Committee. The Compensation Committee takes into account numerous factors in making its determination, none of which are dispositive or individually weighted, including our financial performance, the state of our industry and local economies in which we operate, the executive officer’s relative importance and responsibilities, the executive officer’s track record in meeting his or her performance objectives and periodic reference to comparable salaries paid to other executives of similar experience in our industry.

In 2010, the base salaries of Mmes. Thomassee and Backes were increased by $10,000 and $15,000, respectively, upon recommendation of our Chief Executive Officer, to be more reflective of the general range of market salaries for their respective positions based on the general knowledge possessed by the members of our Compensation Committee and our Chief Executive Officer regarding the compensation given to executives in similar roles at other companies in our industry. Our Compensation Committee also considered the base salaries of our other named executive officers, but concluded that their base salaries were appropriate at their current levels. The base salaries paid to our named executive officers during fiscal year 2010 are reported in the “Summary Compensation Table,” below. The annual base salaries in effect for each of our continuing named executive officers as of January 29, 2011 are as follows:

Name	Annual Salary
John De Meritt	$375,000
Gene Morphis	$325,000
Theresa Backes	$250,000
Kyong Gill	$275,000
Kal Malik	$225,000

Annual Performance-Based Cash Awards

While a large portion of the total compensation package provided to our named executive officers is in the form of long-term equity-based awards, we also provide our named executive officers with annual performance-based cash award opportunities linked to our annual financial performance and the achievement of individual goals and objectives. Annual performance-based cash awards are tied specifically to the achievement of our annual financial objectives and individual performance. Our awards are designed to align each executive’s annual goals for his or her respective area of responsibility with the financial goals of the company.

The target annual performance-based cash award opportunity for each eligible executive is set at a percentage of base salary. Pursuant to their employment agreements or letter agreements, as applicable, our named executive officers were eligible to receive a target annual performance-based cash award in fiscal 2010 equal to 100% of base salary for Mr. De Meritt, 25% for Ms. Thomassee, 40% for Ms. Backes and Mr. Malik, and 75% for Ms. Gill. The target annual performance-based cash award amounts were determined by our Compensation Committee with recommendations by our Chief Executive Officer, and such target amounts generally reflect the executive’s position and market conditions. Mr. Morphis was not eligible for an annual performance-based cash award for fiscal year 2010 because he joined with us at the end of the 3rd fiscal quarter of 2010.

The award payable for fiscal year 2010 to Mr. De Meritt and Ms. Gill were based on the achievement of the company’s budgeted EBITDA goals. The award payable to Mmes. Thomassee and Backes and Mr. Malik were based 75% on the achievement of the company’s budgeted EBITDA goal and 25% on the achievement of individual goals. The weighting of individual goals versus the company’s budgeted EBITDA goals, as well as the determination of the individual goals, were established by our Chief Executive Officer and approved by our board of directors. The individual goals chosen for Mmes. Thomassee and Backes and Mr. Malik were intended to measure the performance of the tasks and activities each executive is asked to perform in their respective roles. The individual goals for Ms. Thomassee included consistent timely preparation of financial reports, identification and implementation of internal controls and processes and cross-training individuals with related functions. The individual goals for Ms. Backes included successful leadership of our boutique operations and e-commerce divisions and sales and merchandising teams, continued development of our business model and oversight of development of our regional management team. Finally, the individual goals for Mr. Malik included management of our litigation exposure and associated risks, streamlining of our lease negotiation process, revisions to our capital structure and leadership of various team building initiatives. The target annual performance-based cash award opportunities of our named executive officers for fiscal year 2010 are set forth in the “Grants of Plan-Based Awards” table, below.

The pre-established objective financial incentive target goal for fiscal year 2010 was budgeted EBITDA. The Compensation Committee chose EBITDA as the objective financial incentive target goal as this metric tracks both company earnings and cash flow and is indicative of our overall market value. For purposes of determining award amounts payable to our named executive officers, budgeted EBITDA means the targeted consolidated earnings of the company and its subsidiaries before interest, taxes, depreciation and amortization, established at the beginning of each accounting period. For fiscal year 2010, the target budgeted EBITDA was $24.8 million and we achieved EBITDA of $32.1 million, which was above our budgeted amount.

For fiscal year 2011, the performance-based awards for our executive officers will be based 75% on the achievement of company goals and 25% based on the achievement of individual goals. The company goals for 2011, each of which are equally weighted, are: increased boutique count by at least 75 boutiques, increased gross sales to $190 million and achievement of target EBITDA of $45 million. The weighting of the individual goals versus the company goals, as well as the determination of the individual goals, were recommended by our Chief Executive Officer and approved by our Compensation Committee. Each named executive officer’s individual goals are intended to measure the performance of the tasks and activities each executive is asked to perform in their respective roles. For 2011, the individual goals for Mr. De Meritt include successful completion of our IPO, successful launch of the first phase of planned technological enhancements and continued enhancement of boutique infrastructure. Individual goals for Mr. Morphis include oversight and completion of fiscal year 2010 year-end audits, timely delivery of financial information for our IPO and enhancement of our financial reporting platform. Individual goals for Ms. Backes include review of our staffing and incentive program, delivery of $3 million in gross sales from our web boutique and achievement of 3% same-boutique sales. Individual goals for Mr. Malik include completion of diligence and work product for our IPO, successful delivery of 75 signed leases for new boutiques and successfully securing internal and external legal resources to meet our growth plans. Individual goals for Ms. Gill include development and oversight of our Head Merchant and Buying Team, enhancement of the strength of our buying team and successful completion of the functions and duties of our board of directors.

The table below indicates the total award payment for fiscal year 2010 for our named executive officers (other than Mr. Morphis), as well as the weighted components used to determine award payments.

Name	Annual Salary ($)	Target Award As a Percentage of Base Salary (%)	Weighting of Budgeted EBITDA Goal (%)(1)	Weighting of Individual Goals (%)(2)	Actual Award Payment ($)(3)
John De Meritt(4)	$375,000	100%	100%	—	$450,000
Cindy Thomassee(5)	$160,000	25%	75%	25%	$55,000
Theresa Backes(5)	$235,000	40%	75%	25%	$100,000
Kyong Gill	$275,000	75%	100%	—	$206,250
Kal Malik	$225,000	40%	75%	25%	$90,000

(1)	As the company achieved the budgeted EBITDA goal for fiscal year 2010, each of our named executive officers received the full amount of this component.
(2)	Each of our named executive officers either met or exceeded their individual goals for fiscal year 2010 as determined by our Compensation Committee with recommendations by our Chief Executive Officer.
(3)	The annual performance-based cash awards paid to our named executive officers during fiscal year 2010 are reported in the “Summary Compensation Table,” below.
(4)	Mr. De Meritt received a payment which represents 120% of his base salary, or 20% more than the amount provided for in his employment agreement. This increased award payment was determined by our Compensation Committee in its discretion, and approved by our board of directors, in recognition of the company exceeding the budgeted EBITDA goal, significant increases in boutique count, and successful implementation of various corporate infrastructure expansion initiatives.
(5)	Mmes. Thomassee and Backes received payments which represent approximately 34% and 43% of their base salary amounts, respectively, or 9% and 3% more than their target award amounts, respectively. The excess award payments were recommended by our Chief Executive Officer in his discretion, and approved by our Compensation Committee, in recognition of their outstanding performance and delivering above each and every metric and special assignment.

Following its adoption in conjunction with our IPO, annual performance-based cash awards for our named executive officers are paid under the Francesca’s Holdings Corporation Executive Bonus Plan. Performance goals and objectives for our named executive officers, other than our Chief Executive Officer, will be determined by our Chief Executive Officer, approved by our Compensation Committee and reviewed by our board of directors. Performance goals and objectives for our Chief Executive Officer will be determined by our Compensation Committee and approved by our board of directors. For more information on awards for fiscal year 2011 please see the section entitled “—Actions Taken Subsequent to Fiscal Year 2010—Plans Adopted in Connection with Our IPO—Francesca’s Holdings Corporation Executive Bonus Plan,” below.

Equity-Based Awards

As discussed throughout this Compensation Discussion and Analysis, in order to align the interests of our named executive officers with those of the company and its shareholders, the Compensation Committee has determined that a significant portion of each named executive officer’s compensation should be in the form of equity-based awards. The option grants awarded over the last four years had no public market and no certain opportunity for liquidity until the completion of our IPO, making them inherently long-term compensation. Prior to the CCMP Acquisition, awards were granted under the Francesca’s Holdings Corporation 2007 Stock Incentive Plan (the “2007 Plan”) in the form of options to acquire our common stock. In conjunction with the CCMP Acquisition, the company adopted the Francesca’s Holdings Corporation Stock Incentive Plan (the “2010 Plan”). On March 26, 2010, in recognition of their efforts in connection with the CCMP Acquisition, we made option grants to Mr. De Meritt and Mr. Malik. Mr. De Meritt received 818,000 options and Mr. Malik received 204,400 stock options, both granted with an exercise price of $6.13. In determining the size of the grants to Messrs. De Meritt and Malik, our Compensation Committee subjectively considered each executive’s position with our company and the fact that at the time of the grant neither executive held stock options or any other form of equity-based award. Subject to his continued employment through each vesting date, options granted to Mr. De Meritt vest in equal installments on each monthly anniversary of the award date over a four-year period. In addition, for Mr. De Meritt’s option award only, a portion of these options qualified for accelerated vesting in connection with our IPO, as discussed below. Subject to his continued employment through each vesting date, options granted to Mr. Malik vest in equal installments on the last day of each month following February 26, 2010 over a four-year period. On December 1, 2010, in connection with his hiring, we granted Mr. Morphis 202,030 options with an exercise price of $10.19 which, subject to his continued employment through each vesting date, vest in equal monthly installments on each anniversary of the award date over a five-year period. In determining the size of the grant to Mr. Morphis, our Compensation Committee subjectively determined that the grant size was appropriate for his expected position with our company and provided an adequate potential stake in our company. On May 1, 2010, in connection with grants made to our employees generally to recognize services performed during the previous year, we granted Ms. Thomassee 80,000 options with an exercise price of $6.13. Subject to her continued employment through each vesting date, options granted to Ms. Thomassee vest in equal annual installments on each anniversary of the award date over a five-year period. In determining the size of the grant to Ms. Thomassee, our Compensation Committee subjectively considered her current position with our company and the fact that at the time of the grant she did not hold any stock options or any other form of equity-based award. The exercise prices for the option grants to Mr. Malik and Ms. Thomassee were reduced to equal $3.74 per share in November 2009 in conjunction with the payment of a special dividend, as discussed in “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Stock Split and Payment of Special Divided in 2010,” below. A similar adjustment for the special dividend was not made for Mr. De Meritt as he received a special dividend payment in lieu of exercise price adjustment. Additional information regarding the equity awards granted to our named executive officers for fiscal year 2010 under the 2010 Plan are set forth in the “Grants of Plan-Based Awards” table, below. In conjunction with our IPO, we adopted the 2011 Francesca’s Holdings Equity Incentive Plan (the “2011 Plan”), and all future awards going forward will be granted under this plan. For a description of the 2007 Plan and the 2010 Plan, see “—Equity-Based Awards,” above. For a description of the 2011 Plan, see “—Actions Taken Subsequent to Fiscal Year 2010—Plans Adopted in Connection with Our IPO—2011 Plan,” below.

In general, all stock option grants under the 2010 Plan to our named executive officers are determined at the discretion of our Compensation Committee. Our Compensation Committee has chosen to make equity-based awards in the form of stock options as opposed to other forms of equity-based awards because stock options provide a compensation opportunity only when we have created additional shareholder value, which is consistent with our compensation philosophy. In addition, our

Compensation Committee also considers a named executive officer’s current position with our company, the size of his or her total compensation package and the amount of existing vested and unvested stock options, if any, then held by the executive officer. Historically, based upon the Compensation Committee’s knowledge of the company and the market, and the fact that the company was private and therefore our shares were illiquid, no formal benchmarking efforts were made by our Compensation Committee with respect to the size of option grants made to executive officers. In conjunction with our IPO, we granted Mr. De Meritt and Ms. Backes additional stock options, as discussed in “—Actions Taken Subsequent to Fiscal Year 2010—Stock Option Grants in Conjunction with our IPO,” below. Because the grants made pursuant to 2010 are fairly recent, we do not currently anticipate making any additional grants other than those to Mr. De Meritt and Ms. Backes described in the previous sentence.

Our board of directors adopted and our shareholders approved the 2007 Plan effective December 1, 2007. Our board of directors adopted and our shareholders approved the 2010 Plan effective February 27, 2010. The 2007 Plan and the 2010 Plan were amended effective April 28, 2010 to adjust the number of shares available for issuance to account for a 400-for-1 stock split.

As of January 12, 2012, 446,900 shares of common stock had been issued upon the exercise of options granted under the 2007 Plan. As of January 12, 2012, 459,100 shares were vested and unexercised under the 2007 Plan. As of January 12, 2012, 2,020,400 shares of common stock had been authorized and reserved for potential issuance, 150,517 shares of common stock had been issued upon the exercise of options granted, and options to purchase 919,830 shares were vested and unexercised under the 2010 Plan. Pursuant to the April 28, 2010 amendments to the 2007 Plan, no additional options may be issued under the 2007 Plan. In conjunction with our IPO, the 2010 Plan was amended to provide that no additional options may be issued under the 2010 Plan.

The following is a summary of the material terms of the 2007 Plan and the 2010 Plan, but does not include all of the provisions of the 2007 Plan and the 2010 Plan. For further information about the 2007 Plan and the 2010 Plan, we refer you to the complete copies of the 2007 Plan and 2010 Plan, which we included as exhibits to our registration statement of which this prospectus is a part.

Under the 2007 Plan and 2010 Plan, we are generally authorized to grant options to purchase shares of our common stock, restricted stock awards and, in the case of the 2007 Plan, phantom stock awards to certain of our employees, consultants and directors. Options under the 2007 Plan and the 2010 Plan are either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options. All options granted under the plan expire no later than ten years from their date of grant.

Our Compensation Committee administers the 2007 Plan and the 2010 Plan. As is customary in incentive plans of this nature, the number of shares subject to outstanding awards under the 2007 Plan and the 2010 Plan and the exercise prices of those awards are subject to adjustment in the event of changes in our capital structure, reorganizations and other extraordinary events. Currently, all of the outstanding options granted pursuant to the 2007 Plan are fully vested and under the 2010 Plan, in the event of a change of control event (as defined in the 2010 Plan), our board of directors has discretion to provide for the accelerated vesting of awards. For a discussion of the treatment of outstanding awards under the 2007 Plan in conjunction with the CCMP Acquisition, see “—CCMP Acquisition-Related Payments,” below. Under the 2010 Plan, in such circumstances, the options will terminate, subject to the plan administrator’s authority to provide for the assumption or substitution of the options, provided that for awards that will not be otherwise assumed, substituted for or otherwise settled, option holders are provided at least 10 days’ notice of the impending termination.

A portion of the stock options granted to Mr. De Meritt on March 26, 2010 vested in connection with our IPO based on the performance targets achieved by CCMP and certain of their affiliates

(referred to herein as the Investors). Vesting of the options was accelerated based upon the achievement of performance targets upon a realization event (as such term is defined in Mr. De Meritt’s option award agreement) (including this offering) as follows: (x) upon the Investors’ achievement of 2.0x of their invested capital, 33.3% of the option will vest to the extent the option is then outstanding and unvested; (y) upon the Investors’ achievement of 2.5x of their invested capital, 66.6% of the option will vest to the extent the option is then outstanding and unvested and (z) upon the Investors’ achievement of 3.0x of their invested capital, 100% of the option will vest to the extent the option is then outstanding and unvested. The achievement of these performance targets in connection with the IPO was measured based on the average trading price of our common stock over the twenty-trading-day period immediately following the completion of the offering. As the average trading price used in determining the vesting of the options was equal to the IPO price of $17.00, 100% of the unvested options vested. For more information regarding the compensation based expense related to stock options vesting on account of the IPO, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-based Compensation.”

CCMP Acquisition-Related Payments

The CCMP Acquisition was treated as a change in control for purposes of the 2007 Plan on February 26, 2010, thereby causing an acceleration of vesting of all awards outstanding pursuant to the 2007 Plan. On November 17, 2010, we paid a cash dividend to our shareholders. Pursuant to the terms of the 2007 Plan and the 2010 Plan, our board of directors adjusted the exercise price of outstanding stock options to neutralize the dilutive effect of the dividend payments. However, our board of directors determined that in the case of Mr. De Meritt and Ms. Backes, they should receive a cash payment in lieu of an adjustment, and accordingly, pursuant to the terms of letter agreements, dated as of November 16, 2010, Mr. De Meritt and Ms. Backes received a gross cash payment of $1,958,703 and $957,801, respectively, which was calculated as the product of the proposed reduction in the exercise price of outstanding options of $2.39 multiplied by the number of fully-vested but unexercised options granted to Ms. Backes under the 2007 Plan and the number of unexercised options (without regard to vesting) granted to Mr. De Meritt under the 2010 Plan at the time of the dividend payment. Our board of directors determined to make these cash payments in lieu of an adjustment to their option exercise price in order to retain the original exercise price of their options, and thus retain the incentive to continue to generate shareholder value, while providing compensation in recognition of the dilutive effect of the dividend payments. The stock options remain outstanding at their original exercise price in the case of Mr. De Meritt and Ms. Backes and are included in the “Outstanding Equity Awards at Fiscal Year-End” table, below. The payments received by Mr. De Meritt and Ms. Backes in fiscal year 2010 are included in the “All Other Compensation” column of the “Summary Compensation Table,” below.

In connection with the CCMP Acquisition, the company provided bonus payments to reward the past service of certain employees of the company. Certain of our executives, including Ms. Backes and Ms. Thomassee, received a bonus payment following the completion of the CCMP Acquisition. Our Chief Executive Officer determined the bonus amounts in his discretion and recommended them for the approval of our Compensation Committee. The bonuses paid to Ms. Backes and Ms. Thomassee in connection with the completion of the CCMP Acquisition during fiscal year 2010 were $5,000 and $30,000, respectively, and are included in the “All Other Compensation” column of the “Summary Compensation Table,” below.

Additional Executive Benefits and Perquisites

We provide our named executive officers with executive benefits and perquisites that the Compensation Committee believes are reasonable and in the best interests of the company and our shareholders. Consistent with our compensation philosophy, and subject to any revisions discussed below, we intend to continue to maintain our current benefits for our named executive officers, including retirement plans, housing relocation benefits, paid vacation and other perquisites described below. The Compensation Committee, in its discretion, may revise, amend or add to an officer’s executive benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies.

Retirement Plan Benefits

We do not sponsor a defined benefit retirement plan as we do not believe that such a plan best serves the needs of our employees or the business at this time. However, we do sponsor a tax-qualified defined contribution retirement plan. The qualified plan is available to all eligible employees, including our named executive officers, and allows them to elect to make contributions up to the maximum limits allowable under the Code. For fiscal years 2009 and 2010, in January of the following year we made a discretionary matching contribution to employees’ accounts based upon their deferral elections for the previous fiscal year. We expect to continue making such matching contributions going forward. Employees’ contributions and company matching contributions vest immediately. Additional company contributions and the related investment earnings are subject to vesting based on years of service.

Health and Welfare Benefits

Our named executive officers have the option to participate in various employee welfare benefit programs, including medical, dental and life insurance benefits. These benefit programs are generally available to all employees.

Relocation Assistance

The company’s business needs require it on occasion to relocate certain employees. To meet this need, we may, on a case by case basis, cover certain expenses, including temporary housing, relocation, living and travel expenses.

Perquisites

Car Allowance. In fiscal year 2010, we provided our named executive officers with an automobile allowance and, in some instances, paid related maintenance and use costs.

Executive Life Insurance. Pursuant to the terms of their employment agreements, we have agreed to reimburse a portion of the premium for additional term life insurance for Mr. De Meritt and Ms. Gill that offers a benefit equal to ten million dollars and three million dollars, respectively.

Going forward, and in conjunction with the amendment to their employment agreements, we will discontinue these perquisites, and in their place provide for an annual fixed dollar amount to be provided to certain executives to purchase additional benefits of their choosing.

Employment Agreements; Severance and Change in Control Benefits

Employment Agreements

The employment agreements and letter agreements we have entered into with our named executive officers provide for severance and other benefits which are designed to provide economic protection so that an executive can remain focused on our business without undue personal concern in the event that his or her position is eliminated or, in some cases, significantly altered by the company, which is particularly important in light of the executives’ leadership roles at the company. The Compensation Committee believes that providing severance or similar benefits is common among similarly situated companies and remains essential to recruiting and retaining key executives, which is a fundamental objective of our executive compensation program. For more information regarding the potential payments and benefits that would be provided to our named executive officers in connection with a termination of employment or a change in control on January 29, 2011, please see “—Potential Payments upon Termination or Change in Control,” below.

Change in Control Provisions

The prospect of a change in control of the company can cause significant distraction and uncertainty for executive officers and, accordingly, the Compensation Committee believes that appropriate change in control provisions in employment agreements and/or equity award agreements are important tools for aligning executives’ interests in change in control transactions with those of our shareholders by allowing our executive officers to focus on strategic transactions that may be in the best interest of our shareholders without undue concern regarding the effect of such transactions on their continued employment.

Accordingly, as described in “—Elements of Compensation—Equity Based Awards,” above, upon a change in control (as defined in the applicable award agreement) stock options granted pursuant to the 2010 Plan may, at the discretion of the plan administrator, have their vesting accelerated. In addition, in accordance with the Option Agreement relating to the 2010 option award made to Mr. De Meritt, the vesting of options is accelerated upon a change of control (as defined therein). For purposes of such provision this offering does not constitute a change of control.

For more information regarding the potential payments and benefits that would be provided to our continuing named executive officers in connection with a change in control on January 29, 2011, please see “—Potential Payments upon Termination or Change in Control,” below.

Actions Taken Subsequent to Fiscal Year 2010

Employment Arrangements

In conjunction with our IPO, we entered into amended and restated employment agreements with Mr. De Meritt and Ms. Gill and an employment letter with Ms. Backes setting forth the terms and conditions of their employment with us, which we believe provide a total compensation package competitive with the package offered by companies with whom we compete for executive talent. Additionally, we amended our employment letters of Messrs. Morphis and Malik. The terms and conditions of these new or amended employment arrangements are set forth below. For information regarding our named executive officers’ employment arrangements for fiscal year 2010, please see the narrative following the “Grants of Plan-Based Awards” table, below.

Amended and Restated Employment Agreements with Mr. De Meritt and Ms. Gill:

Mr. De Meritt’s and Ms. Gill’s employment agreements were amended in conjunction with our IPO to remove the company’s obligation to seek a shareholder vote to approve any “excess parachute payments” in connection with a change in control. Mr. De Meritt’s term of employment will be three years, subject to renewal for additional one-year terms, while Ms. Gill’s term of employment will be two years. Under her amended agreement, Ms. Gill’s base salary was also increased to $295,000. Additionally, as described above under “—Additional Executive Benefits and Perquisites—Perquisites,” we discontinued providing a reimbursement for a portion of the premium for additional term life insurance, and in its place provide for an annual fixed amount of $50,000 and $20,000 for Mr. De Meritt and Ms. Gill, respectively, to purchase additional benefits of the executive’s choosing.

Amendment to Letter Agreement for Mr. Morphis:

Mr. Morphis’ letter agreement was amended in conjunction with our IPO to provide that the payment of any severance benefits he may become entitled to are conditioned upon his execution of a general release of claims. In addition, Mr. Morphis is provided an annual fixed amount of $20,000 to purchase additional benefits of his choosing. For a description of Mr. Morphis’ current letter agreement, and any severance benefits, please see the narrative following the “Grants of Plan-Based Awards” table, below.

Employment Letter Agreements with Ms. Backes and Mr. Malik:

We entered into employment letter agreements with Ms. Backes and Mr. Malik which, other than as noted below for Mr. Malik, replace each of their prior letter agreements. The terms and conditions of Ms. Backes’ employment as our Executive Vice President, Chief Operating Officer and Mr. Malik’s employment as our Executive Vice President, General Counsel are set forth in their respective employment letter agreements. Ms. Backes’ agreement does not provide for a fixed term while Mr. Malik’s term of employment expires on July 14, 2014, which is the third anniversary of the effective date of the agreement.

The employment letter agreements provide that Ms. Backes and Mr. Malik receive an annual base salary of $250,000 and $225,000, respectively, and are each eligible to receive a discretionary annual cash incentive of up to 40% of their annual base salary, based upon the achievement of goals and objectives determined by our Compensation Committee. The employment letter agreements provide that each executive is eligible to participate in employee savings and welfare plans made available to our employees generally. In addition, each executive is provided an annual fixed amount of $20,000 to purchase additional benefits of their choosing.

Each employment letter agreement provides for severance benefits, subject to the execution of a general release of claims, payable in the event the executive’s employment is terminated without “cause” (as defined in the employment letter agreement) in an amount equal to one times each executive’s respective annual base salary (as in effect on the date of termination). In addition, each executive will be entitled to receive accrued but unused vacation.

Mr. Malik’s employment letter agreement provides that certain covenants contained in his previous employment letter agreement will remain effective, whereby, subject to certain exceptions, during his employment, and for a period of 12 months following termination, Mr. Malik will not solicit any company employees or consultants. The employment letter agreement for Ms. Backes provides, subject to certain exceptions, that, during her employment, and for a period of 12 months following termination, Ms. Backes will not (i) compete with the company or its affiliates, (ii) solicit any company employees or consultants or (iii) solicit any customer of the company.

Promotion of Ms. Gill to Executive Vice Chairperson

On March 8, 2011, Ms. Gill was promoted to the position of Executive Vice Chairperson of the company. In connection with her promotion, Ms. Gill’s base salary was increased to $295,000. Her current compensation arrangements are described in the narrative following the “Grants of Plan-Based Awards” table, below. In her position of Executive Vice Chairperson, which we have newly created for her, Ms. Gill will be responsible for general corporate oversight and, more specifically, oversee the company’s merchandising functions and supervise the company’s Chief Merchandising Officer.

Plans Adopted in Connection with Our IPO

2011 Plan:

Our board of directors adopted the 2011 Plan prior to the consummation of our IPO to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. We also obtained approval of this plan from our shareholders prior to the consummation of our IPO. Employees, officers, directors, and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2011 Plan.

Our Compensation Committee will administer the 2011 Plan. The administrator of the plan has broad authority to:

•	select participants and determine the types of awards that they are to receive;

•

determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and establish the vesting conditions (if applicable) of such shares or awards;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2011 Plan and any agreements relating to the 2011 Plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•	subject to the other provisions of the 2011 Plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

•

allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law.

A total of 3,175,365 shares of our common stock are authorized for issuance with respect to awards granted under the 2011 Plan. Any shares subject to awards that are not paid, delivered or exercised before they expire or are canceled or terminated, fail to vest, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2011 Plan. As of January 12, 2012, 882,099 awards have been granted under the 2011 Plan, and 2,293,266 shares are available under the 2011 Plan for award purposes.

Awards under the 2011 Plan may be in the form of nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock and other forms of awards including cash awards. Awards under the 2011 Plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Stock options may not be granted at prices below the fair market value of the common stock on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our common stock. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the 2011 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our shareholders) will any adjustment be made to a stock option or stock appreciation right award under the 2011 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Generally, and subject to limited exceptions set forth in the 2011 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination, or other reorganization, or a sale of substantially all of its assets, all awards then-outstanding under the 2011 Plan may, at the administrator’s discretion, become fully vested, and be paid, as applicable, and will terminate or be terminated in such circumstances, unless the plan administrator provides for the assumption, substitution or other continuation of the award. The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2011 Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Our board of directors may amend or terminate the 2011 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to shareholders for their approval as required by applicable law or any applicable listing agency. The 2011 Plan is not exclusive—our board of directors and Compensation Committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The plan will terminate on the tenth anniversary of the closing date of our IPO, which will be in July 2021. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, stock appreciation rights and other rights to acquire common stock under the plan is ten years after the initial date of the award.

Francesca’s Holdings Corporation Executive Bonus Plan:

In conjunction with our IPO, we adopted the Francesca’s Holdings Corporation Executive Bonus Plan (the “Executive Bonus Plan”), for eligible employees of the company and our subsidiaries. This plan was adopted to take advantage of the performance-based compensation exception to Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The purposes of the Executive Bonus Plan are to promote the interests of our company and its shareholders by providing compensation opportunities that are competitive with other companies, and to provide performance-based cash awards to those individuals who contribute to the long-term performance and growth of our company. Generally, our Compensation Committee will establish target bonuses for employees based on position and level of responsibility and grant awards based on the achievement of pre-established company and/or individual goals. Additionally, our Compensation Committee retains the ability to reduce, but not increase, the amount of any bonus otherwise payable to our executive officers subject to Section 162(m) of the Code. Participants shall receive distributions, if any, in cash following written certification by our Compensation Committee of the extent to which the applicable performance targets have been achieved, and in no event more than two and one half months following the end of the performance period to which such certification relates.

Stock Option Grants in Conjunction with Our IPO

In conjunction our IPO, our board of directors made a one-time grant to Mr. De Meritt and Ms. Backes of additional stock options under the 2011 Plan to purchase 657,916 shares and 109,653 shares of our common stock, respectively, with an exercise price of $17.00 per share. These options were granted in order to continue to provide these executives with continued incentive to build shareholder value over the long-term and they will vest annually in equal 20% installments over five years, commencing on July 22, 2012.

Accounting and Tax Considerations

In determining which elements of compensation are to be paid, and how they are weighted, on a going forward basis, we will take into account whether a particular form of compensation will be deductible under Section 162(m) of the Code. Section 162(m) generally limits the deductibility of compensation paid to our named executive officers to $1 million during any fiscal year unless such compensation is “performance-based” under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earliest of (1) the expiration of the plan or agreement, (2) a material modification of the plan or agreement, (3) the issuance of all employer stock and other compensation that has been allocated under the plan, or (4) the first meeting of shareholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering (the “Transition Date”). After the Transition Date, rights or awards granted under the plan, other than options and stock appreciation rights, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our shareholders.

Our compensation program is intended to maximize the deductibility of the compensation paid to our named executive officers to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Recoupment Policy

We currently do not have a recoupment policy to adjust or recover bonuses or incentive compensation paid to executive officers where such bonuses or payments were based on financial statements that were subsequently restated or otherwise amended in a manner that would have reduced the size of such bonuses or payments. We are subject to the recoupment requirements under Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws.

Stock Ownership Guidelines

Although as a private company we had not historically had formal stock ownership guidelines for our named executive officers, the company adopted formal stock ownership guidelines in conjunction with our IPO. Under the stock ownership guidelines, the amount of common stock each executive will be targeted to own, which is stated as a multiple of the executive’s base salary, reflects each executive’s role and level of responsibility at the company. The multiples to be applied to our executive officers are as follows: (i) five times for our Chief Executive Officer, (ii) three times for our other executive officers with the title of Vice President and above (other than our Chief Executive Officer)

and (iii) one times for any additional employees who hold stock option awards. The equity ownership of our named executive officers is set forth in the beneficial ownership table in “Principal and Selling Shareholders.”

Risk Considerations in Our Compensation Program

We believe that the mix and design of the elements of our employee compensation policies and practices do not motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Compensation Tables

The purpose of the following tables is to provide information regarding the compensation earned during our most recently completed fiscal year by our named executive officers.

Summary Compensation Table

The following table shows the compensation earned by our named executive officers during the fiscal year ended January 29, 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Stock Awards ($)	Option Awards ($)(4)	Non-Equity Incentive Plan Compen- sation ($)(5)	Change in Pension Value and Nonquali- fied Deferred Compensa- tion Earnings ($)	All Other Compen- sation ($)(6)	Total ($)
John De Meritt	2010	375,000	75,000	—	2,822,100	375,000	—	1,964,140	5,611,240
President, Chief Executive Officer
Gene Morphis	2010	93,750	—	—	1,087,943	—	—	23,286	1,204,979
Executive Vice President, Chief Financial Officer(1)
Cindy Thomassee	2010	160,000	45,000	—	276,000	40,000	—	10,017	531,355
Vice President of Accounting
Theresa Backes	2010	235,000	11,000	—	—	94,000	—	960,256	1,295,641
Executive Vice President, Chief Operating Officer
Kyong Gill	2010	275,000	—	—	—	206,250	—	3,740	485,124
Chief Merchandising Officer(2)
Kal Malik	2010	225,000	—	—	686,784	90,000	—	1,168	1,003,186
Executive Vice President, General Counsel and Corporate Secretary

(1)	Mr. Morphis’ employment as Chief Financial Officer commenced October 18, 2010.
(2)	Ms. Gill was promoted to the position of Executive Vice Chairperson as of March 8, 2011.
(3)	For Mmes. Thomasee and Backes, the amounts reported include payments of $30,000 and $5,000, respectively, which represent special bonuses paid in conjunction with the CCMP Acquisition. See “—Compensation Discussion and Analysis—Elements of Compensation—CCMP Acquisition-Related Payments” for more details. For Mr. De Merritt and Mmes. Thomasee and Backes, the amounts reported include payments of $75,000, $15,000 and $6,000, respectively, which represent excess award payments under our annual performance-based cash award program. See “—Compensation Discussion and Analysis—Elements of Compensation—Annual Performance-Based Cash Awards” for more details.
(4)	Represents the aggregate grant date fair value of awards granted in fiscal year 2010 computed in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). The assumptions made in the valuation of the awards are set forth in note 6 to the company’s consolidated financial statements included elsewhere in this prospectus.
(5)	Represents the amount paid under our performance-based cash award plan. See “—Compensation Discussion and Analysis—Elements of Compensation—Annual Performance-Based Cash Awards,” above, for more details.
(6)	For Mr. De Meritt and Ms. Backes, amounts reported include cash payments of $1,958,703 and $957,801, respectively, received in lieu of an adjustment to the exercise price of their outstanding stock options at the time of CCMP Acquisition. See “—Compensation Discussion and Analysis—Elements of Compensation—CCMP Acquisition-Related Payments,” above, for more details. For Mr. De Meritt and Mmes. Thomassee and Backes, amounts reported include company matching contributions to the company’s 401(k) savings plan of $1,154, $554 and $900, respectively. For Messrs. De Meritt and Malik and Mmes. Backes, Thomassee and Gill, amounts reported include the incremental cost related to the executives’ personal use of a leased company vehicle. For Mr. De Meritt, the fiscal year 2010 cost was $4,283. In fiscal year 2010, in connection with his employment, Mr. Morphis received relocation assistance in an amount of $23,286, based on actual cost to the company, which included housing assistance and moving expenses. See “—Compensation Discussion and Analysis—Elements of Compensation—Additional Executive Benefits and Perquisites,” above, for more details regarding executive benefits and perquisites.

Grants of Plan-Based Awards

The following table sets forth information about the non-equity incentive awards and equity-based awards granted to each of our named executive officers in fiscal year 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Thresh- old ($)	Target ($)	Maxi- mum ($)	Thresh- old ($)	Target ($)	Maxi- mum ($)
John De Meritt	3/26/10	—	—	—	—	—	—	—	818,000	6.13	2,822,100
	—	—	375,000	—	—	—	—	—	—	—	—
Gene Morphis	12/1/10	—	—	—	—	—	—	—	202,030	10.19	1,087,943
Cindy Thomassee	5/1/10	—	—	—	—	—	—	—	80,000	3.74	276,000
	—	—	40,000	—	—	—	—	—	—	—	—
Theresa Backes	—	—	94,000	—	—	—	—	—	—	—	—
Kyong Gill	—	—	206,250	—	—	—	—	—	—	—	—
Kal Malik	3/26/10	—	—	—	—	—	—	—	204,400	3.74	686,784
	—	—	90,000	—	—	—	—	—	—	—	—

(1)	Represents the target award opportunities for performance-based cash awards payable for fiscal year 2010 under our annual performance-based cash award program. The actual amounts earned are reported in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table,” above.
(2)	Represents stock options granted in fiscal year 2010 under our 2010 Plan. The number of options granted in fiscal year 2010 has been adjusted for the 400-for-1 stock split that occurred on April 28, 2010. See the narrative following this “Grants of Plan-Based Awards” table, below, for more details.
(3)	The exercise price of options granted in fiscal year 2010 has been adjusted for the 400-for-1 stock split that occurred on April 28, 2010, in the case of Messrs. De Meritt and Malik, and the payment of a special dividend of $2.39 on November 12, 2010, in the case Ms. Thomassee and Mr. Malik,. See the narrative discussion following this “Grants of Plan-Based Awards” table, below, for more details.
(4)	Represents the aggregate grant date fair value of awards granted in fiscal year 2010 computed in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). The assumptions made in the valuation of the awards are set forth in note 6 to the company’s consolidated financial statements included elsewhere in this prospectus.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

Amounts paid to our named executive officers in fiscal year 2010 were based, in part, on employment agreements in place with Mr. De Meritt and Ms. Gill and letter agreements in place with Messrs. Morphis and Malik and Ms. Backes. Below is a description of these agreements. The company does not have an employment agreement or letter agreement in place for Ms. Thomassee. For a discussion of the amendments to these arrangements in conjunction with our IPO, see “—Compensation Discussion and Analysis—Actions Taken Subsequent to Fiscal Year 2010—Employment Arrangements,” above.

Mr. De Meritt

On February 26, 2010, Mr. De Meritt entered into an employment agreement with the company providing for his employment as of such date as the company’s President and Chief Executive Officer.

The employment agreement has an initial term of three years, which commenced on February 26, 2010 and renews automatically for successive one-year periods thereafter, unless either party provides ninety days’ written notice prior to the expiration of the initial term or each successive renewal term. The employment agreement provides for a minimum base salary of $375,000 which will be reviewed for increase no less frequently than annually, and a discretionary annual cash incentive based on the achievement of specified EBITDA hurdles, with a target annual cash incentive equal to 100% of Mr. De Meritt’s annual base salary. Additionally, in connection with his hiring, Mr. De Meritt received a sign-on equity grant of stock options to purchase shares of our common stock in an amount equal to 2% of the company’s issued and outstanding shares of common stock at the time of grant, or 818,000 shares. This option vests in equal monthly installments over a four-year period, and may be eligible for accelerated vesting upon the achievement of certain performance objectives, as described under “Compensation Discussion and Analysis—Equity-Based Awards—Plans in Existence Prior to our IPO.” Mr. De Meritt is eligible to participate in employee savings and welfare plans made available to our employees generally. In addition, the company has agreed to provide, at its expense, term life insurance in an amount of $10 million and long-term disability coverage.

Mr. De Meritt’s employment agreement provides for severance benefits payable in the event of his termination under certain circumstances, subject to the execution of a general release of claims. If Mr. De Meritt’s employment is terminated without “cause,” or if he resigns for “good reason” (in either case as defined in his employment agreement), Mr. De Meritt will be paid severance in an amount equal to two times his annual base salary (as in effect on the date of termination). The severance amount is payable in equal installments in accordance with our regular payroll practices over the 24-month period, with the first installment payable in the month following the month in which the termination date occurs. Additionally, the stock option Mr. De Meritt received in connection with his entering into the employment agreement will immediately vest. Mr. De Meritt is eligible to receive, for up to 24 months, a monthly amount equal to the applicable COBRA premium cost for the level of coverage he had as an active employee. In addition, Mr. De Meritt will be entitled to receive amounts accrued under the employment agreement, including any accrued but unpaid salary and accrued but unused vacation.

The employment agreement also provides, subject to certain exceptions, that, during his employment, and (i) in the event he is terminated without “cause,” or if he resigns for “good reason,” a period of 24 months following termination or (ii) if he terminates for any other reason, a period of 12 months following termination, Mr. De Meritt will not (x) compete with the company or its affiliates, (y) solicit any company employees or consultants or (z) solicit any customer of the company.

Mr. Morphis

The terms and conditions of Mr. Morphis’ employment as our Chief Financial Officer are set forth in a letter agreement dated September 9, 2010.

The letter agreement provides that Mr. Morphis will receive an annual base salary of $325,000 and is eligible to receive a discretionary annual cash incentive of up to 60% of his annual base salary, based upon the achievement of goals and objectives determined by our Chief Executive Officer. Additionally, in connection with his hiring, Mr. Morphis received a sign-on equity grant of stock options to purchase 202,030 shares of our common stock. This option vests in equal monthly installments over a five-year period. As part of this employment agreement, Mr. Morphis was given the opportunity to purchase shares of our common stock in an amount up to a value of $100,000 and any shares purchased would be charged against the number of shares subject to the 202,030 option grant. In accordance with this opportunity, Mr. Morphis purchased 9,813 shares of our common stock resulting in 192,217 shares remaining outstanding under this option grant.

Mr. Morphis’ letter agreement provides for severance benefits payable in the event his employment is terminated without “cause” (as defined in his letter agreement) prior to October 18, 2013, he will be paid severance in an amount equal to one times his annual base salary (as in effect on the date of termination).

The letter agreement also provides, subject to certain exceptions, that, during his employment, and for a period of 12 months following termination, Mr. Morphis will not solicit any company employees or consultants.

Ms. Backes

The terms and conditions of Ms. Backes’ employment as our Executive Vice President, Chief Operating Officer are set forth in an offer letter provided to Ms. Backes prior to her commencement of employment.

The offer letter provides that Ms. Backes will receive an annual base salary of $195,000 (which was increased in subsequent years to $250,000 as of January 29, 2011), and is eligible to receive a discretionary annual cash incentive of 40% of her annual base salary, 50% based on the achievement of specified EBITDA hurdles and 50% based on the achievement of individual goals established by our Chief Executive Officer. For fiscal year 2010 the discretionary annual cash incentive was 75% based on the achievement of specified EBITDA hurdles and 25% based on the achievement of individual goals. Ms. Backes is eligible to participant in employee pension and welfare plans made available to our employees generally.

Ms. Gill

On February 26, 2010, Ms. Gill entered into an employment agreement with the company providing for her employment as of such date as Chief Merchandising Officer.

The employment agreement has an initial term of three years, which commenced on February 26, 2010 and renews automatically for successive one-year periods thereafter, unless either party provides ninety days’ written notice prior to the expiration of the initial term or each successive renewal term. The employment agreement provides for a minimum base salary of $275,000 (which was increased in 2011 to $295,000) which will be reviewed for increase no less frequently than annually, and a discretionary annual cash incentive, which may be based in part on the achievement of specified EBITDA hurdles, with a target annual cash incentive equal to 75% of Ms. Gill’s annual base salary. Ms. Gill is eligible to receive grants of equity awards, from time to time, as determined by our board of directors and to participate in employee savings and welfare plans made available to our employees generally. In addition, the company has agreed to provide, at its expense, term life insurance in an amount of $3 million and long-term disability coverage.

Ms. Gill’s employment agreement provides for severance benefits payable in the event of her termination under certain circumstances, subject to the execution of a general release of claims. If Ms. Gill’s employment is terminated without “cause,” or if she resigns for “good reason” (in either case as defined in her employment agreement), Ms. Gill will be paid severance in an amount equal to two times her annual base salary (as in effect on the date of termination). The severance amount is payable in equal installments in accordance with our regular payroll practices over the 24-month period, with the first installment payable in the month following the month in which the termination date occurs. Ms. Gill is eligible to receive, for up to 24 months, a monthly amount equal to the applicable COBRA premium cost for the level of coverage she had as an active employee. In addition, Ms. Gill will be entitled to receive amounts accrued under the employment agreement, including any accrued but unpaid salary and accrued but unused vacation.

The employment agreement also provides, subject to certain exceptions, that, during her employment, and (i) in the event she is terminated without “cause,” or if she resigns for “good reason”, a period of 24 months following termination or (ii) if she terminates for any other reason, a period of 12 months following termination, Ms. Gill will not (x) compete with the company or its affiliates, (y) solicit any company employees or consultants or (z) solicit any customer of the company.

Mr. Malik

The terms and conditions of Mr. Malik’s employment as our Executive Vice President, General Counsel are set forth in a letter agreement dated September 25, 2009, which was subsequently amended on February 26, 2010.

The amended letter agreement provides that Mr. Malik will receive an annual base salary of $225,000, subject to annual review and upward adjustment, and is eligible to receive a discretionary annual cash incentive of up to 40% of his annual base salary, based upon the achievement of goals and objectives determined by our Chief Executive Officer. Additionally, in connection with the amendment to his letter agreement, Mr. Malik received a stock option to purchase shares of our common stock in amount equal to 0.5% of the company’s issued and outstanding shares of common stock at the time of grant, or 204,400 shares. This option vests in equal monthly installments over a four-year period.

Mr. Malik’s letter agreement does not provide for severance benefits. However, Mr. Malik’s employment may not be terminated by the company without “cause” (as defined in his letter agreement) prior to September 25, 2013.

The letter agreement also provides, subject to certain exceptions, that during his employment, and for a period of 12 months following termination, Mr. Malik will not solicit any company employees or consultants.

Stock Split and Payment of Special Dividend in 2010

On April 28, 2010, following the CCMP Acquisition, our board of directors approved a 400-for-1 stock split of our common equity. The number of shares of our common stock subject to outstanding stock options held by Messrs. De Meritt and Malik and Ms. Backes at the time of this stock split were adjusted accordingly to account for this stock split. Additionally, on November 12, 2010, our board of directors also approved the payment of a special dividend in the amount of $2.39 per share of our common equity. Holders of our stock options did not receive this dividend. The exercise price of outstanding options held by Mr. Malik and Ms. Thomassee as of the ex-dividend date was adjusted accordingly. In lieu of an adjustment to the exercise price of their outstanding options, Mr. De Meritt and Ms. Backes received a cash payment, as described in “—Compensation Discussion and Analysis—CCMP Acquisition-Related Payments,” above.

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth certain information regarding the outstanding equity awards held by our named executive officers as of January 29, 2011.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John De Meritt	170,417	647,583	(2)	—	6.13	3/25/2020	—	—	—	—
Gene Morphis	6,407	182,606	(3)	—	10.19	11/30/2020	—	—	—	—
Cindy Thomassee(1)	—	80,000	(4)	—	3.74	4/30/2020	—	—	—	—
Theresa Backes	400,000	—		—	1.43	12/1/2017	—	—	—	—
Kal Malik(1)	8,517	157,558	(5)	—	3.74	3/25/2020	—	—	—	—

(1)	The exercise price of outstanding options has been adjusted for the payment of a special dividend of $2.39 on November 12, 2010. See the narrative discussion following the “Grants of Plan-Based Awards” table, above, for more details.

(2)	These options were granted on 3/26/10 and will vest in equal installments on each monthly anniversary of the award date over a four-year period. Additionally, a portion of these options vested in connection with our IPO, based upon the rate of return achieved by CCMP on its investment pursuant to the CCMP Acquisition. See “—Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Awards,” above, for more details.
(3)	These options were granted on 12/1/10 and will vest in equal monthly installments on the last day of each month following October 18, 2010 over a five-year period.
(4)	These options were granted on 5/1/10 and will vest in equal annual installments on each anniversary of the award date over a five-year period.
(5)	These options were granted on 3/26/10 and will vest in equal monthly installments on the last day of each month following February 26, 2010 over a four-year period.

Option Exercises and Stock Vested

The following table provides information relating to the options exercised during fiscal year 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (#)
John De Meritt	—	—	—	—
Gene Morphis	13,017	0	—	—
Cindy Thomassee	—	—	—	—
Theresa Backes	—	—	—	—
Kyong Gill	—	—	—	—
Kal Malik	444,325	2,509,284	—	—

(1)	The value realized upon the exercise of a stock option is calculated by multiplying the difference between the fair market value of our common shares on the date the stock option was exercised and the exercise price paid by the executive by the number of shares acquired and does not necessarily reflect proceeds actually received by the executive. For Mr. Morphis, because there was no difference between the fair market value of our common shares on the date the stock option was exercised and the exercise price paid by Mr. Morphis, no value is reported in this column.

Pension Benefits

Our named executive officers did not participate in or have account balances in any qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or Compensation Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

Our named executive officers did not participate in or have account balances in any nonqualified deferred compensation plans sponsored by us. Our board of directors or Compensation Committee may elect to adopt nonqualified deferred compensation plans in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination or Change in Control

The information below describes and quantifies certain compensation that would become payable under employment agreements with the following named executive officers if, as of January 29, 2011, his or her employment with us had been terminated. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event. Further, the information below does not incorporate the terms of any agreement entered into or amended after January 29, 2011.

Employment Agreements

The employment agreements and letter agreements we have entered into with our named executive officers provide for certain payments to be made in connection with a termination of employment. Below is a description of the severance payments that would have become payable under employment agreements and letter agreements with the following named executive officers upon their termination as of January 29, 2011. In conjunction with our IPO, we amended our agreements with Messrs. De Meritt, Morphis and Malik and Ms. Gill. See “—Actions Taken Subsequent to Fiscal Year 2011,” above.

Mr. De Meritt

Mr. De Meritt’s employment agreement provides for severance benefits payable in the event of his termination under certain circumstances, subject to the execution of a general release of claims. If Mr. De Meritt’s employment is terminated without “cause,” or if he resigns for “good reason” (in either case as defined in his employment agreement), Mr. De Meritt will be paid severance in an amount equal to two times his annual base salary (as in effect on the date of termination). The severance amount is payable in equal installments in accordance with our regular payroll practices over the 24-month period, with the first installment payable in the month following the month in which the termination date occurs. In addition, the stock option Mr. De Meritt received in connection with his entering into the employment agreement will immediately vest. Mr. De Meritt is eligible to receive, for up to 24 months, a monthly amount equal to the applicable COBRA premium cost for the level of coverage he had as an active employee. In addition, Mr. De Meritt will be entitled to receive amounts accrued under the employment agreement, including any accrued but unpaid salary and accrued but unused vacation.

The employment agreement also provides, subject to certain exceptions, that, during his employment, and (i) in the event he is terminated without “cause,” or if he resigns for “good reason,” a period of 24 months following termination or (ii) if he terminates for any other reason, a period of 12 months following termination, Mr. De Meritt will not (x) compete with the company or its affiliates, (y) solicit any company employees or consultants or (z) solicit any customer of the company.

Mr. Morphis

Mr. Morphis’ letter agreement provides that in the event his employment is terminated without “cause” (as defined in his letter agreement) prior to October 18, 2013, he will be paid severance in an amount equal to one times his annual base salary (as in effect on the date of termination).

The letter agreement also provides, subject to certain exceptions, that, during his employment, and for a period of 12 months following termination, Mr. Morphis will not solicit any company employees or consultants.

Ms. Gill

Ms. Gill’s employment agreement provides for severance benefits payable in the event of her termination under certain circumstances, subject to the execution of a general release of claims. If Ms. Gill’s employment is terminated without “cause,” or if she resigns for “good reason” (in either case as defined in her employment agreement), Ms. Gill will be paid severance in an amount equal to two times her annual base salary (as in effect on the date of termination). The severance amount is payable in equal installments in accordance with our regular payroll practices over the 24-month period, with the first installment payable in the month following the month in which the termination date occurs. Ms. Gill is eligible to receive, for up to 24 months, a monthly amount equal to the applicable

COBRA premium cost for the level of coverage she had as an active employee. In addition, Ms. Gill will be entitled to receive amounts accrued under the employment agreement, including any accrued but unpaid salary and accrued but unused vacation.

The employment agreement also provides, subject to certain exceptions, that, during her employment, and (i) in the event she is terminated without “cause,” or if she resigns for “good reason”, a period of 24 months following termination or (ii) if she terminates for any other reason, a period of 12 months following termination, Ms. Gill will not (x) compete with the company or its affiliates, (y) solicit any company employees or consultants or (z) solicit any customer of the company.

Mr. Malik

Mr. Malik’s letter agreement does not provide for severance benefits. However, Mr. Malik’s employment may not be terminated by the company without “cause” (as defined in his letter agreement) prior to September 25, 2013.

The letter agreement also provides, subject to certain exceptions, that during his employment, and for a period of 12 months following termination, Mr. Malik will not solicit any company employees or consultants.

Mmes. Backes and Thomassee

Mmes. Backes and Thomassee had no arrangement in place as of January 29, 2011 pursuant to which they would receive severance.

Estimated Potential Termination Payments and Benefits

The following table details the estimated value of the payments and benefits that our named executive officers would have been provided under the employment agreements or letter agreements described above in connection with certain terminations of their employment as if such termination had occurred on January 29, 2011. The actual amounts that would be paid upon a named executive officer’s termination of employment can be determined only at the time of such event.

Executive	Severance ($)(1)	Continued Benefits ($)(2)	Equity Vesting ($)(3)	Total ($)
John De Meritt	750,000	25,685	2,629,187	3,404,872
Gene Morphis	325,000	—	—	325,000
Cindy Thomassee	—	—	—	—
Theresa Backes	—	—	—	—
Kyong Gill	550,000	25,685	—	575,685
Kal Malik	412,500	22,261	—	434,761

(1)	The severance amounts reported for Mr. De Meritt and Ms. Gill represent two times base salary. The severance amount reported for Mr. Morphis represents one times base salary. Mr. Malik is not entitled to severance, but we have reported the estimated cost of continued salary through September 25, 2013.
(2)	The amounts reported are merely estimates and are based on approximate benefit costs for 2010. The amounts reported for Mr. De Meritt and Ms. Gill represent the approximate cost of 24 monthly payments in an amount equal to the applicable COBRA premium cost for the level of coverage each executive had as an active employee. The amount reported for continued benefits for Mr. Malik represents the approximate employer portion of the cost for medical insurance through September 25, 2013.
(3)	The amount reported for Mr. De Meritt represents the value of the accelerated vesting of 647,583 stock options calculated based on the “spread” value between the fair market value of our ordinary shares on January 29, 2011 and the exercise price of such stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Executive Compensation”, the following is a description of transactions during our last three fiscal years to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our common stock, or persons or entities affiliated with them, had or will have a direct or indirect material interest.

Stockholders’ Agreement

On February 26, 2010, we entered into a stockholders’ agreement with CCMP, the Founders, Mr. Malik, and Chong On Yi 2010 GRAT, a trust formed by Mr. Yi. Subsequently, the following members of our management team and entities controlled by certain our the Founders became parties to the stockholders’ agreement: Insuk Koo 2010 GRAT, Kibun Koo 2010 GRAT, Chong On Yi 2010 GRAT II, EverLong Holdings LP, BlueGill Holdings LP, Gene Morphis, Cynthia Thomassee and Randi Sonenshein (the foregoing, together with the Founders and Mr. Malik, are sometimes referred to herein as the “management stockholders”). In addition, the following individuals are party to stockholders agreement and own, in the aggregate, less than 2% of the issued and outstanding shares of common stock of the company: Bodil Arlander, Drew Baird, Philip Carpenter, Peter Cureton, Brian Gildea, John D. Howard, Robert Juneja, Gwyneth M. Ketterer, David E. King, Douglas R. Korn, Paul Lattanzio, Michael Manasse, Eve Mongiardo, Joshua Neuman, Richard Perkal, Joseph M. Scharfenberger, and Ted Young. The stockholders’ agreement provides, among other things, that five members of our board of directors were to be designated by CCMP and two members by the majority of the shares held by the management stockholders so long as the management stockholders held at least 7% of the total equity interest in the company; however, these related board representation rights terminated upon completion of our IPO and are no longer in effect. The stockholders’ agreement provides certain of our stockholders with, among other things, certain demand and “piggyback” registration rights and other registration rights, subject to lock-up arrangements.

Demand and Piggyback Registration Rights

Pursuant to the stockholders’ agreement, CCMP has the right at any time, but on not more than five occasions, to require us to use our best efforts to register any or all of the shares held thereby on Form S-1 promulgated under the Securities Act at our expense. In addition, the management stockholders have the right on a single occasion, upon the request of the holders representing a majority of the shares held by the management stockholders, to require us to use our best efforts to register any or all of the shares held thereby at any time following the 12-month anniversary of a qualified initial public offering (as defined in the stockholders’ agreement) of our common stock. After the completion of this offering, the holders of approximately 22,263,054 shares of our common stock will be entitled to these demand registration rights. Following a demand, all other stockholders that are party to the stockholders’ agreement may request the inclusion of any or all of their shares in the registration statement. Under certain circumstances, we may delay the filing or effectiveness of a registration statement one time, for up to 90 days, with respect to a demand made by CCMP, and one time in any 12-month period with respect to a demand made by the management stockholders. The stockholders’ agreement also grants CCMP, the management stockholders, and the other stockholders party to the agreement certain “piggyback” registration rights. If we register any of our securities, the holders of these shares are entitled to include their shares in the registration. All demand and piggyback registration rights are subject to limitations that may be imposed by the managing underwriter on the number of shares to be included in any underwritten offering.

Short-Form Registration Rights

After the completion of this offering, the holders of approximately 22,263,054 shares of our common stock will be entitled to additional short-form registration rights, commencing on the date that we become eligible to register securities on Form S-3. Each stockholder party to the stockholders’ agreement may request registration of their shares if the anticipated aggregate offering amount of the shares is at least $10 million. There is no limit to the number of requests for registrations on Form S-3.

Indemnification

In connection with all registrations pursuant to the registration rights provisions of the stockholders’ agreement, we have agreed to indemnify all holders of registrable securities against specified liabilities, including liabilities under the Securities Act. All stockholders requesting or joining in a registration may be required to agree to indemnify us against certain liabilities, but in no event will any single stockholder’s liabilities exceed the net proceeds to that stockholder from the sale of the registrable securities.

In addition, certain other indemnification and expense reimbursement rights set forth in the stockholders’ agreement survived the completion of our IPO. We have agreed, among other provisions, to be the indemnitor of first resort with respect to any advancement of expenses or indemnification to which any CCMP-designated members of our board of directors may be entitled with respect to any losses, claims, damages or liabilities incurred in connection with such director’s service on our board. The indemnity and expense reimbursement provided by the company is primary, and such directors shall be required to pursue indemnification or expense reimbursement from alternative sources, including CCMP, only if, and solely to the extent that, the company is legally or financially unable to meet its indemnity or expense reimbursement obligations. In the event that CCMP pays any such indemnification or expense reimbursement amounts on behalf any such director, the company has agreed to reimburse CCMP for all such amounts. Moreover, we have agreed to reimburse and indemnify CCMP and the other stockholders party to the stockholders’ agreement for any losses incurred in connection with any action by any third party or governmental authority by reason of such stockholder’s status as a stockholder of the company or a controlling person of the company.

Termination

The registration rights provisions and certain other provisions of the stockholders’ agreement survived the completion of our IPO and will terminate upon the earlier of the date on which the stockholders party thereto no longer own any of our equity securities or the voluntary liquidation of the company, or the sale of all or substantially all of our assets or outstanding common stock.

Stony Trading Relationship

Stony Leather, Inc. (“Stony”) is one of our inventory vendors. We purchase inventory from Stony on a purchase order basis. Stony sources, wholesales and distributes jewelry, accessories, handbags and gift items. Stony’s customers include retailers, wholesalers, individuals, television shopping networks, and internet-based merchants. We are only one of Stony’s several customers. Stony is based in Houston, Texas with a showroom in New York City, New York. Stony does not own or operate conventional brick and mortar retail outlets.

Chong Yi and Insuk Koo (two of the four Founders) own and operate Stony. Mr. Yi and Ms. Koo are brother and sister. Mr. Yi and Ms. Koo along with their sister Ms. Kyong Gill (our Executive Vice Chairperson and one of the four Founders) are stockholders of Francesca’s. In spite of the foregoing relationship we treat Stony as an independent third-party vendor.

Since the founding of our company, Stony has been a supplier of a variety of our inventory items. Stony has accounted for 10%, 12% and 12% of our total inventory purchases on an annual basis in fiscal year 2010, fiscal year 2009 and fiscal year 2008, respectively. During fiscal year 2010, Stony accounted for approximately 10% of our total inventory purchases. During the thirty-nine weeks ended October 29, 2011, we purchased approximately 7.1% of our total inventory from Stony. We negotiate and set the rates for the merchandise and services provided to us by Stony at market rates for such merchandise and services at the time each such transaction is entered into. We often request and receive from Stony merchandise on special order, modify previously ordered merchandise, and acquire merchandise on consignment. Generally, Stony provides us a 3% damage allowance to cover the costs of damaged merchandise. The Stony inventory purchases during fiscal years 2010, 2009 and 2008 were approximately $5.0 million, $3.1 million and $2.1 million, respectively.

KJK Trading Relationship

KJK Trading Corporation (“KJK Trading”) is one of our inventory vendors. We purchase inventory from KJK Trading on a purchase order basis. Although KJK Trading assists us in the design of several items of apparel we sell in our boutiques, KJK Trading does not act as our broker or agent in the sourcing of our merchandise. Beginning in May 2010, we subleased approximately 2,000 square feet of office space to KJK Trading within our headquarters in Houston, Texas. We did not receive any rent payments from KJK Trading in fiscal year 2010. Beginning in January 2011, the rent payment became $1,000 per month. KJK Trading employs several employees to conduct its business. We are the sole customer of KJK Trading. We treat KJK Trading as an independent third-party vendor.

KJK Trading is owned and operated by Ki Juing Gu. Mr. Gu is the brother-in-law of Ms. Insuk Koo (one of our Founders).

KJK Trading has been one of our inventory vendors since 2008. KJK Trading has accounted for 13%, 11% and 6% of our total inventory purchases on an annual basis in fiscal year 2010, fiscal year 2009 and fiscal year 2008, respectively. During the thirty-nine weeks ended October 29, 2011, we purchased approximately 11.5% of our total inventory from KJK Trading. We negotiate and set the rates for the merchandise and services provided to us by KJK Trading at market rates for such merchandise and services at the time each such transaction is entered into. We often request and receive from KJK Trading merchandise on special order, modify previously ordered merchandise, and acquire merchandise on consignment. Generally, KJK Trading provides us a 1% damage allowance to cover the costs of damaged merchandise. The KJK Trading inventory purchases during fiscal years 2010, 2009 and 2008 were approximately $6.6 million, $2.8 million and $1.0 million, respectively.

BGCP Management Agreement

In April 2007, we entered into a management agreement with BGCP in connection with the BGCP Investment. Prior to the CCMP Acquisition, BGCP was a holder of more than five percent of our voting stock. Under the management agreement, BGCP provided financial advisory and other consulting services to us in exchange for quarterly fees of $62,500. The management agreement was terminated in February 2010 in connection with the CCMP Acquisition. For each of the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009, we incurred fees under the management agreement totaling $0, $0.3 million and $0.3 million, respectively.

Indemnification of Officers and Directors

We entered into indemnification agreements with each of our executive officers and directors upon the completion of our IPO. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or executive officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written policy for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $20,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our capital stock (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest. This policy was not in effect when we entered into the transactions described above.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chairperson of our audit committee. Additionally, in the case of beneficial holders of more than 5% of our capital stock, we will solicit this information via an annual questionnaire. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. In the event that any member of our audit committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related person transaction. Any related person transactions that are ongoing in nature will be reviewed annually and the audit committee may establish guidelines for our management to follow in the course of its ongoing dealings with the related person.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the nominating and corporate governance committee after full disclosure of the related person’s interest in the transaction. The written policy also provides for the standing pre-approval of certain related person transactions, such as the employment and compensation of executive officers, director compensation and certain charitable contributions, among other things. Our board of directors has also adopted a written policy under which no immediate family member of a director or executive officer shall be hired until the employment arrangement is approved by the nominating and corporate governance committee or ratified by the committee if it is not practicable for us to wait until the next nominating and corporate governance committee meeting. A copy of our related person transaction policy and nominating and corporate governance committee charter is available on our website at www.francescascollections.com.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of January 12, 2012, regarding the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering, by:

•	each person or group who we know to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

We have determined beneficial ownership in the table in accordance with SEC rules and regulations. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have deemed shares of our common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days of January 12, 2012 to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person. Our calculation of the percentage of beneficial ownership is based on 43,538,592 share of our common stock outstanding as of January 12, 2012.

To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address for each person named in the table below is c/o Francesca’s Holdings Corporation, 3480 W. 12th Street, Houston, Texas 77008. For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions”.

	Shares Beneficially Owned Prior to This Offering		Number of Shares Offered	Shares Beneficially Owned After This Offering
Name	Number	Percent		Number	Percent
5% Stockholders:
CCMP Capital, LLC and Related Funds(1)	26,708,546	61.3%	8,659,100	18,049,446	41.5%

Executive Officers and Directors:
John De Meritt(2)	1,759,313	4.0	300,000	1,459,313	3.4
Gene Morphis(3)	61,071	*	—	61,071	*
Cindy Thomassee(4)	16,000	*	—	16,000	*
Theresa Backes(5)	400,000	1.0	40,900	359,100	*
Kyong Gill	1,096,945	2.5	—	1,096,945	2.5
Kal Malik(6)	246,233	*	—	246,233	*
Patricia Bender	—	—	—	—	—
Greg Brenneman(1)	26,708,546	61.3	8,659,100	18,049,446	41.5
Neill Davis(7)	100,000	*	—	100,000	*
Richard Emmett(8)	8,000	*	—	8,000	*
Joseph Scharfenberger(1)	110,025	*	*	110,025	*
Richard Zannino(1)	26,708,546	61.3	8,659,100	18,049,446	41.5
All directors and officers as a group (12 persons)	30,506,133	70.1%	9,000,000	21,506,133	49.4%

*	Less than 1%

(1)	In the case of CCMP Capital, LLC (“CCMP Capital”), includes 23,567,273 shares of common stock owned by CCMP Capital Investors II, L.P. (“CCMP Capital Investors”) and 3,141,273 shares of common stock owned by CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman” and, together with CCMP Capital Investors, the “CCMP Capital Funds”). Assuming no exercise of the underwriters’ option to purchase additional shares: (i) 7,640,677 shares will be sold by CCMP Capital Investors and (ii) 1,018,423 shares will be sold by CCMP Cayman. If the underwriters exercise their option to purchase additional shares in full: (i) 8,831,899 shares will be sold by CCMP Capital Investors and (ii) 1,177,201 shares will be sold by CCMP Cayman.

The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P. (“CCMP Capital Associates”). The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”). CCMP Capital Associates GP is wholly-owned by CCMP Capital. Each of CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by the CCMP Capital Funds.

CCMP Capital ultimately exercises voting and dispositive power over the shares held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital with respect to such shares are made by an investment committee, the members of which are Stephen Murray (the President and Chief Executive Officer of CCMP Capital), Greg Brenneman and Richard Zannino, each of whom may be deemed to beneficially own the shares owned by the CCMP Capital Funds.

Greg Brenneman is the Chairman of CCMP Capital Advisors, LLC. Each of Joseph Scharfenberger and Richard Zannino is a Managing Director of CCMP Capital Advisors, LLC. The address of each of Messrs. Brenneman, Scharfenberger and Zannino and each of the CCMP entities (other than CCMP Cayman) is c/o CCMP Capital, LLC, 245 Park Avenue, New York, New York 10167. The address of CCMP Cayman is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town KY1-9005, Grand Cayman, Cayman Islands.

Each of Messrs. Murray, Brenneman, Scharfenberger and Zannino disclaims any beneficial ownership of any shares beneficially owned by the CCMP Capital Funds, except to the extent of their respective pecuniary interest therein.

(2)	Includes 818,000 shares of our common stock issuable pursuant to the exercise of stock options.

(3)	Includes 36,445 shares of our common stock issuable pursuant to the exercise of stock options.

(4)	Includes 3,500 shares of our common stock issuable pursuant to the exercise of stock options.

(5)	Includes 359,100 shares of our common stock issuable pursuant to the exercise of stock options.

(6)	Includes 29,809 shares of our common stock issuable pursuant to the exercise of stock options.

(7)	Includes 100,000 shares of our common stock issuable pursuant to the exercise of stock options.

(8)	Includes 8,000 shares of our common stock issuable pursuant to the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, are summaries only. These summaries do not purport to be complete and are subject to and qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed with the SEC as exhibits to our registration statement of which this prospectus forms a part and by the provisions of applicable law.

Authorized Capitalization

Our authorized capital stock consists of 80,000,000 shares of common stock, par value $0.01 per share, and 45,000 shares of preferred stock, par value $0.01 per share. Upon completion of this offering, there will be 43,538,592 shares of common stock outstanding and no shares of preferred stock outstanding.

As of January 12, 2012, immediately prior to completion of this offering, there were outstanding:

•	43,538,592 shares of our common stock held by approximately 19 stockholders; and

•	3,185,112 shares issuable upon exercise of outstanding stock options.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders, including the election or removal of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. There are no cumulative voting rights for the election of directors, which means that the holders of a majority of the shares of our common stock voted will be entitled to elect all of our directors.

Dividends

Subject to the rights of holders of any then outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock would be entitled to share ratably in all assets available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Other Rights

Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Blank Check Preferred Stock

Under the terms of our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 45,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. There are currently no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire, or could adversely affect the rights of our common stockholders by restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law,

the Certificate of Incorporation and the Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. A description of these provisions is set forth below.

Classified Board

Our certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not grant stockholders the right to vote cumulatively; therefore stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

Stockholder Action by Written Consent and Special Meetings of Stockholders

Pursuant to Section 228 of the Delaware General Corporation Law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent, and that only our board of directors, chairman of our board of directors, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

In addition, our bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions until the next stockholder meeting that are favored by the holders of a majority of our outstanding voting securities or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Stockholder Actions

Our amended and restated certificate of incorporation includes provisions requiring that all stockholder actions against us or any of its directors, officers, or employees in their capacity as such be brought in the courts of the State of Delaware. We expect that these provisions will discourage venue shopping that may unduly increase the costs and expenses to us in connection with stockholder actions; however, these provisions could have the effect of discouraging the filing of certain stockholder actions against us.

Blank Check Preferred Stock

We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Super-Majority Voting

Our certificate of incorporation requires a 66.7% stockholder vote for the amendment, repeal or modification of certain provisions of our certificate of incorporation and bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66.7% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of blank check preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Delaware Takeover Statute

Our amended and restated certificate of incorporation provides that we are not governed by Section 203 of the Delaware General Corporation Law, which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Limitation on Liability of Directors and Officers

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We also expect to continue to maintain directors’ and officers’ liability insurance. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors and officers. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements, as well as our maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The key terms of our revolving credit facility and prior senior secured credit facility are described below. These descriptions are not complete and are qualified in their entirety by reference to the complete texts of the related agreements, copies of which have been filed as exhibits to this registration statement, of which this prospectus forms a part.

Revolving Credit Facility

On July 27, 2011, we and a group of lenders entered into revolving credit facility in the aggregate amount of $65.0 million.

Our revolving credit facility consists of a $65.0 million revolving credit facility, with a five year maturity. The revolving credit facility includes borrowing capacity available for letters of credit. At October 29, 2011, we had $30.0 million in borrowing availability under our revolving credit facility.

All obligations under the revolving credit facility are unconditionally guaranteed by, subject to certain exceptions, Parent and each of Francesca’s Collections’ existing and future direct and indirect wholly owned domestic subsidiaries. There are currently no subsidiary guarantors for the revolving credit facility because Francesca’s Collections does not currently have any subsidiaries. All obligations under the revolving credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest rate hedging or other swap agreements), are secured by substantially all of Francesca’s Collections’ assets as well as the assets of any subsidiary guarantor.

The borrowings under the revolving credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) in the case of base rate borrowings, a rate equal to the highest of (1) the prime rate of Royal Bank of Canada, (2) the federal funds rate plus 1/2 of 1%, and (3) the LIBOR for an interest period of one month plus 1.00%, or (b) in the case of LIBOR borrowings, a rate equal to the higher of (1) 1.50% and (2) the LIBOR for the interest period relevant to such borrowing. The applicable margin for borrowings under the revolving credit facility ranges from 1.25% to 2.25% with respect to base rate borrowings and from 2.25% to 3.25% with respect to LIBOR borrowings, in each case based upon the achievement of specified levels of a ratio of consolidated total debt to consolidated EBITDA. Additionally, we are required to pay a fee to the lenders under the revolving credit facility on the un-borrowed amount at a rate ranging from 0.25% to 0.45%, based on the achievement of specified levels of a ratio of consolidated total debt to consolidated EBITDA. We are also required to pay customary letter of credit fees.

The revolving credit facility contains customary affirmative and negative covenants, including limitations on the ability of Francesca’s Collections and its subsidiaries, to (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or make other restricted payments; (vi) prepay other indebtedness; (vii) engage in mergers or consolidations; (viii) change the business conducted by Francesca’s Collections and its subsidiaries; (ix) engage in certain transactions with affiliates; (x) enter into agreements that restrict dividends from subsidiaries; and (xi) amend certain charter documents and material agreements governing subordinated and junior indebtedness.

In addition, the revolving credit facility requires Francesca’s Collections to comply with the following financial covenants:

•	A maximum ratio of (i) lease-adjusted consolidated total debt (as defined in the credit agreement) to (ii) consolidated EBITDA of 4.25 to 1.00.

•	A minimum ratio of (i) consolidated EBITDA to (ii) interest expense of 4.00 to 1.00.

•	Maximum capital expenditures of $25.0 million per fiscal year, with any unused portion allowed to be carried over to the next two fiscal years subject to a 50.0% cap.

Further, Francesca’s Collections’ ability to pay dividends is subject to restrictions including a maximum secured leverage ratio. If Francesca’s Collections’ debt under the revolving credit facility exceeds that ratio, it is restricted from paying dividends. At October 29, 2011, this ratio was within the required limit, thus, Francesca’s Collection would have been allowed to pay dividends.

The revolving credit facility also contains customary events of default, including: (i) failure to pay principal, interest, fees or other amounts under the revolving credit facility when due taking into account any applicable grace period; (ii) any representation or warranty proving to have been incorrect in any material respect when made; (iii) a cross default with respect to other material indebtedness; (iv) bankruptcy and insolvency events; (v) unsatisfied material final judgments; (vi) a “change of control”; (vii) certain defaults under the Employee Retirement Income Security Act of 1974; (viii) the invalidity or impairment of any loan document or any security interest; and (ix) the subordination provisions of any material subordinated debt or junior debt shall cease to be in full force.

We are in compliance with the financial covenants under our revolving credit facility.

Prior Senior Secured Credit Facility

On November 17, 2010, Francesca’s Collections, our wholly owned indirect subsidiary, entered into a $100.0 million senior secured credit facility with a syndicate of financial institutions. The prior senior secured credit facility consisted of a $95.0 million term loan facility and a $5.0 million revolving credit facility, each with a scheduled maturity date of November 17, 2013. On July 27, 2011, net proceeds from our IPO, together with $41.0 million of indebtedness under our revolving credit facility and $6.9 million of cash on hand, were used to repay the $92.0 million (including accrued interest of $0.6 million) outstanding under the prior senior secured credit facility. The prior senior secured credit facility was then terminated. We wrote-off the unamortized debt issuance costs of $1.6 million associated with the prior senior secured credit facility and reported a loss on early extinguishment of debt in such amount. During the period amounts were outstanding under the prior senior secured credit facility, it accrued interest at the rate of 7.75%. We were in compliance with the financial covenants under the prior senior secured credit facility when it was terminated.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, the perception that such sales may occur or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon completion of this offering, 43,538,592 shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options. Of these shares, the shares sold in our IPO, the shares sold in this offering and 2,325,689 shares held by certain stockholders will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined under Rule 144 under the Securities Act. The remaining 20,712,903 shares of common stock outstanding after this offering will be “restricted securities” within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration, including the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. The remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below and under “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates, or who is selling shares on behalf of one of our affiliates, and has beneficially owned shares of our common stock for at least six months would be entitled to sell, upon expiration of the lock-up agreements described below and under “Underwriting”, within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately 435,258 shares immediately after the completion of this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates and persons who are selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

A person (or persons whose shares are aggregated) who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than an affiliate, would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, including the holding period of any prior owner other than an affiliate, would be entitled to sell those shares without restriction.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We and each of our executive officers, directors, all of the selling stockholders and certain of our other existing stockholders will have agreed with the underwriters, that for a period of 90 days after the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for more information.

Registration Rights

Our stockholders agreement provides that CCMP, the Founders and certain members of our executive management team who hold our common stock will have the right to require us to register any or all of their shares under the Securities Act at our expense, subject to certain limitations and conditions. Registration of shares held by these stockholders under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” for more information.

Equity Plans

We have filed a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2007, 2010 and 2011 Stock Incentive Plans, which became effective immediately upon filing. Shares covered by this registration statement are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Executive Compensation—Elements of Compensation—Equity-Based Awards Compensation.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock other than:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

It is assumed for purposes of this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to non-U.S. holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, certain former citizens or former long-term residents of the United States, and holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their own tax advisors.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

Although we do not anticipate that we will pay any dividends on our common stock for the foreseeable future, to the extent dividends are paid to non-U.S. holders, such distributions will be subject to U.S. federal income tax withholding at a rate of 30% (or lower rate provided by an applicable income tax treaty). To obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide us or our paying agent with a properly completed Internal Revenue Service (“IRS”) Form W-8BEN certifying the non-U.S. holder’s entitlement to benefits under that treaty. In certain cases, additional requirements may need to be satisfied to avoid the imposition of U.S. withholding tax. See “—Recently Enacted Federal Tax Legislation” below for further details.

If the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by such non-U.S. holder), withholding should not apply, so long as the appropriate certifications are made by such non-U.S. holder. See “—Effectively Connected Income” below for additional information on the U.S. federal income tax considerations applicable with respect to such effectively connected dividends.

Gain on Disposition of our Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Recently Enacted Federal Tax Legislation,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the conduct, by such non-U.S. holder, of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a non- U.S. holder’s U.S. permanent establishment), in which case the gain will be subject to tax in the manner described below under “—Effectively Connected Income”;

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met (in which case the gain (reduced by any U.S.-source capital losses) will be subject to 30% tax); or

•

we are, or have been, a “United States real property holding corporation” for U.S. federal income tax purposes, at any time during the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period in our common stock; provided, that so long as our common stock is regularly traded on an established securities market, generally a non-U.S. holder would be subject to taxation with respect to a taxable disposition of our common stock, only if at any time during that five-year or shorter period the non-U.S. holder owned more than 5% directly or by attribution, of that class of common stock.

We believe that we have not been, are not, and we do not anticipate becoming a U.S. real property holding corporation during the relevant period described in the third bullet point above; however, no assurances can be provided in this regard. Under U.S. federal income tax laws, we will be a United States real property holding corporation if at least 50% of the fair market value of our worldwide real property interests and other assets used in a trade or business has consisted of “United States real property interests.”

Effectively Connected Income

If a dividend received on our common stock, or a sale or other taxable disposition of our common stock, is treated as effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, such non-U.S. holder will generally be exempt from withholding tax on any such dividend and any gain realized on such a disposition, provided such non-U.S. holder complies with certain certification requirements (generally on IRS Form W-8ECI). Instead such non-U.S. holder will generally be subject to U.S. federal income tax on a net income basis on any such gains or dividends in the same manner as if such holder were a U.S. person (as defined in the Code). In addition, a non-U.S. holder that is a foreign corporation may be subject to a branch profits tax at a rate of 30% (or lower rate provided by an applicable income tax treaty) on such holder’s earnings and profits for the taxable year that are effectively connected with such holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to such holder’s U.S. permanent establishment), subject to adjustments.

Information Reporting and Backup Withholding

Generally, we must report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding is required (e.g., because the distributions are effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding is eliminated by an applicable income tax treaty). This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person (as defined in the Code) that is not an exempt recipient.

Information reporting and backup withholding generally will not apply to dispositions by a non-U.S. holder of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If the non-U.S. holder sells shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to the non-U.S. holder, and also backup withhold on that amount, unless the non-U.S. holder provides the required certification to the broker as to its non-U.S. status, or an exemption is otherwise established. Information reporting will also apply if a non-U.S. holder sells shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that the beneficial owner of the shares is a non-U.S. person and certain other conditions are met, or an exemption is otherwise established.

Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied by the non-U.S. holder to the IRS.

Withholdable Payments to Foreign Financial Institutions and Other Foreign Entities

The Foreign Account Tax Compliance Act (“FATCA”) will impose a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with new information reporting requirements in respect of their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock. According to the most recent IRS guidance, this withholding will apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2015. Under certain circumstances, a non-U.S. Holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated
KeyBanc Capital Markets Inc.

Total	9,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to 1,350,000 additional shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,350,000 additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and certain holders of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The company’s common stock is listed on The NASDAQ Global Select Market under the symbol “FRAN”.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company and the selling stockholders estimate that their share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $566,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships and Conflicts of Interest

One or more affiliates of J.P. Morgan Securities LLC beneficially own more than 10% of CCMP Capital Investors II, L.P., which is a stockholder in the company. Because J.P. Morgan Securities LLC is an underwriter and its affiliates beneficially, through CCMP Capital Investors II, L.P., own more than 10% of the company, J.P. Morgan Securities LLC is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA Rule 5121(f)(3), exists. To comply with Rule 5121, J.P. Morgan Securities LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. In compliance with the guidelines of FINRA, the maximum compensation to be paid to underwriters participating in any offering made pursuant to this prospectus will not exceed 8% of the gross proceeds from the offering.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, J.P. Morgan Securities LLC and affiliates of Goldman, Sachs & Co. were joint lead arrangers, joint bookrunners and lenders under the company’s prior senior secured credit facility. In addition, an affiliate of KeyBanc Capital Markets Inc. was syndication agent and a lender under the company’s prior senior secured credit facility; and an affiliate of Stifel, Nicolaus & Company, Incorporated was a lender under the company’s prior senior secured credit facility. In addition, one or more affiliates of Goldman, Sachs & Co. are limited partners in CCMP Capital Funds. In addition, a member of the advisory board of CCMP Capital Investors II, L.P. is also an advisory director of Goldman, Sachs & Co. A representative of an affiliate of J.P. Morgan Securities LLC is also a member of the advisory board of CCMP Capital Investors II, L.P. CCMP Capital Advisors, LLC has an investment management agreement with JPMorgan Chase & Co. to manage certain private equity funds affiliated with JPMorgan Chase & Co. or to otherwise act as a sub-advisor to such affiliated private equity funds. In addition, an affiliate of KeyBanc Capital Markets Inc. is a joint lead arranger and a lender under the company’s revolving credit facility. In addition, each of the underwriters in this offering served as an underwriter in connection with the company’s IPO.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by O’Melveny & Myers LLP, New York, New York. The underwriters have been represented by Cravath, Swaine  & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Francesca’s Holdings Corporation at January 29, 2011, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of January 30, 2010 and for each of the two years in the period ended January 30, 2010 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP (formerly known as BDO Seidman, LLP), an independent registered public accounting firm, appearing elsewhere here in and in the Registration Statement, given on the authorization of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On August 10, 2010, the Audit Committee of the Board of Directors of the company dismissed BDO USA, LLP (formerly known as BDO Seidman, LLP) (“BDO”) as the company’s independent registered public accounting firm.

With respect to BDO and its service as the company’s independent registered public accounting firm, during the fiscal years ended January 31, 2009 and January 30, 2010 (“Fiscal Years 2008 and 2009”):

•

BDO’s reports on the company’s consolidated financial statements for Fiscal Years 2008 and 2009 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

•

There were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of BDO, would have caused BDO to make a reference to the subject matter of the disagreement(s) in connection with its reports on the financial statements of the company for such years and through August 10, 2010, the date of BDO’s dismissal as the company’s independent registered public accounting firm.

•

There were no “reportable events” as described in Item 304(n)(1)(v) of Regulation S-K other than at January 31, 2009, the company identified a material weakness in internal controls over financial reporting related to the company’s accounting for its Convertible Redeemable Preferred Stock – Series A. This material weakness resulted in a material error and correction of the company’s annual financial statements for the fiscal year ended January 31, 2009 prior to their original issuance. The company discussed this material weakness with BDO and has authorized BDO to respond fully to inquiries of Ernst & Young, successor auditors concerning this matter.

We have provided BDO a copy of the disclosures we are making in this prospectus and the registration statement of which this prospectus is a part prior to their initial filing with the SEC and requested that BDO furnish us with a letter addressed to the SEC stating whether or not BDO agrees with the above statements. A copy of such letter, dated April 18, 2011 is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

The Audit Committee of the Board of Directors of the company conducted a competitive process to select a firm to serve as the company’s independent registered public accounting firm for the fiscal year ended January 29, 2011. On August 10, 2010, the Audit Committee of the Board of Directors of the company approved the engagement of Ernst & Young LLP (“E&Y”) as its independent registered public accounting firm for the fiscal year ended January 29, 2011 subject to completion of normal client acceptance procedures. In deciding to engage E&Y, the Audit Committee of the Board of Directors of the company reviewed auditor independence and existing commercial relationships with E&Y, and concluded that E&Y has no commercial relationship with the company that would impair its independence. During Fiscal Years 2008 and 2009, neither the company nor anyone acting on behalf of the company, consulted E&Y regarding any of the matters or events set forth in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the shares of our common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits and schedules thereto. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement and the exhibits and schedules thereto, at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You are able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You are also able to obtain copies of this material from the Public Reference Room as described above, or inspect them without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm. We maintain a website at www.francescascollections.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

FRANCESCA’S HOLDINGS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements

Unaudited Consolidated Balance Sheets as of October 29, 2011 and January 29, 2011	F-2

Unaudited Consolidated Statements of Operations for the Thirteen and Thirty-Nine Weeks Ended October 29, 2011 and October 30, 2010	F-3

Unaudited Consolidated Statement of Changes In Stockholders’ Equity (Deficit) for the Thirty-Nine Weeks Ended October 29, 2011	F-4

Unaudited Consolidated Statements of Cash Flows for the Thirty-Nine Weeks Ended October 29, 2011 and October 30, 2010	F-5

Notes to Unaudited Consolidated Financial Statements	F-6

Audited Consolidated Financial Statements

Report of Independent Registered Accounting Firm	F-14

Report of Independent Registered Accounting Firm	F-15

Consolidated Balance Sheets as of January 29, 2011 and January 30, 2010	F-16

Consolidated Statements of Operations for the Fiscal Years Ended January 29, 2011, January 30, 2010 and January 31, 2009	F-17

Consolidated Statements of Changes in Convertible Redeemable Preferred Stock and Shareholders’ Deficit for the Fiscal Years Ended January 29, 2011, January 30, 2010 and January 31, 2009	F-18

Consolidated Statements of Cash Flows for the Fiscal Years Ended January 29, 2011, January 30, 2010 and January 31, 2009	F-19

Notes to Consolidated Financial Statements	F-20

FRANCESCA’S HOLDINGS CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands)

	October 29, 2011	January 29, 2011	October 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$14,982	$12,516	$17,763
Accounts receivable	3,571	4,054	4,037
Inventories	16,675	11,959	13,292
Deferred income taxes	1,784	1,321	1,130
Prepaid expenses and other current assets	2,912	1,871	1,755

Total current assets	39,924	31,721	37,977

Property and equipment, net	29,973	21,300	16,802
Deferred income taxes	—	2,704	2,208
Other assets, net	2,698	3,399	881

TOTAL ASSETS	$72,595	$59,124	$57,868

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$8,713	$6,146	$4,657
Accrued liabilities	5,931	6,410	7,381
Current portion of long-term debt	—	5,938	—

Total current liabilities	14,644	18,494	12,038

Deferred and accrued rents	14,839	8,223	7,908
Deferred income taxes	455	—	—
Long-term debt	35,000	87,875	—

Total liabilities	64,938	114,592	19,946

Stockholders’ equity (deficit):
Common stock—$.01 par value, 80.0 million shares authorized; 43.5 million shares issued and outstanding at October 29, 2011; 40.5 million shares issued and outstanding at January 29, 2011; 40.4 million shares issued and outstanding at October 30, 2010	435	405	404
Additional paid-in capital	76,179	27,232	24,951
Retained earnings (accumulated deficit)	(68,957)	(83,105)	12,567

Total stockholders’ equity (deficit)	7,657	(55,468)	37,922

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$72,595	$59,124	$57,868

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

FRANCESCA’S HOLDINGS CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 29, 2011	October 30, 2010	October 29, 2011	October 30, 2010
Net sales	$50,020	$35,073	$142,506	$95,293
Cost of goods sold and occupancy costs	24,187	16,924	68,048	45,717

Gross profit	25,833	18,149	74,458	49,576
Selling, general and administrative expenses	17,789	9,748	45,388	28,845

Income from operations	8,044	8,401	29,070	20,731
Interest expense	(473)	—	(4,529)	—
Loss on early extinguishment of debt	—	—	(1,591)	—
Other income	198	79	248	103

Income before income tax expense	7,769	8,480	23,198	20,834
Income tax expense	3,025	3,365	9,050	8,267

Net income	$4,744	$5,115	$14,148	$12,567

Basic earnings per common share	$0.11	$0.13	$0.34	$0.32
Diluted earnings per common share	$0.11	$0.13	$0.33	$0.31

Weighted average shares outstanding:
Basic shares	43,538	40,406	41,601	39,030
Diluted shares	44,533	40,675	42,421	40,625

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

FRANCESCA’S HOLDINGS CORPORATION

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares Outstanding	Par Value
Balance, January 29, 2011	40,457	$405	$27,232	$(83,105)	$(55,468)
Net income	—	—	—	14,148	14,148
Issuance of stock in initial public offering, net of costs	2,941	29	44,089	—	44,118
Stock-based compensation	—	—	3,907	—	3,907
Stock options exercised and related tax benefit	140	1	951	—	952

Balance, October 29, 2011	43,538	$435	$76,179	$(68,957)	$7,657

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

FRANCESCA’S HOLDINGS CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	October 29, 2011	October 30, 2010
Cash Flows From Operating Activities:
Net income	$14,148	$12,567
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,509	1,707
Stock-based compensation expense	3,907	1,706
Excess tax benefit from stock-based compensation	(449)	(535)
Loss on sale of assets	20	22
Amortization of debt issue costs	462	—
Loss on early extinguishment of debt	1,591	—
Deferred income taxes	2,696	(1,997)
Changes in assets and liabilities:
Accounts receivable	931	(3,539)
Inventories	(4,716)	(6,914)
Prepaid expenses and other assets	(926)	(896)
Accounts payable	2,567	1,954
Accrued liabilities	(479)	4,601
Deferred and accrued rents	6,616	5,684

Net cash provided by operating activities	29,877	14,360

Cash Flows Used in Investing Activities:
Purchase of property and equipment	(12,236)	(11,037)
Other	35	—

Net cash used by investing activities	(12,201)	(11,037)

Cash Flows Used by Financing Activities:
Proceeds from issuance of stock in initial public offering, net of costs	44,118	—
Proceeds from borrowings under the new revolving credit facility	41,000	—
Repayments of borrowings under the prior senior secured credit facility	(93,813)	—
Repayments of borrowings under the new revolving credit facility	(6,000)	—
Payment of debt issue costs	(1,468)	—
Proceeds from the exercise of stock options	504	138
Excess tax benefit from stock-based compensation	449	535

Net cash (used by) provided by financing activities	(15,210)	673

Net increase in cash and cash equivalents	2,466	3,996
Cash and cash equivalents, beginning of year	12,516	13,767

Cash and cash equivalents, end of period	$14,982	$17,763

Supplemental Disclosures of Cash Flow Information:
Cash paid for income taxes	$6,300	$6,837
Interest paid	$5,027	$—

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Business

Francesca’s Holdings Corporation (the “Company”) is a holding company incorporated in 2007 under the laws of the State of Delaware. The Company’s business operations are conducted through its indirectly wholly-owned subsidiary Francesca’s Collections, Inc. (“Francesca’s Collections”), a corporation formed and existing under the laws of the State of Texas. Francesca’s Collections is wholly-owned by Francesca’s LLC (the “Parent”), a limited liability company formed and existing under the laws of the State of Delaware. Parent is a wholly-owned subsidiary of the Company.

The Company operates a national chain of retail locations designed and merchandised to feel like independently owned, upscale boutiques and provide its customers with an inviting, intimate and fun shopping experience. The Company offers a diverse and uniquely balanced mix of apparel, jewelry, accessories and gifts at attractive prices. At October 29, 2011, the Company operated 283 boutiques, which are located in 41 states throughout the United States, and its e-commerce website.

In February 2010, two affiliates of CCMP Capital Advisors, LLC (“CCMP”), acquired approximately 84% of the Company (the “CCMP Acquisition”). The Company incurred $0.2 million of transaction costs in connection with the CCMP Acquisition included in selling, general and administrative expenses in the unaudited consolidated statement of operations for the thirty-nine weeks ended October 30, 2010.

On July 27, 2011, the Company completed an initial public offering of 11,500,000 shares of common stock at a price to the public of $17 per share, of which 2,941,176 shares were sold by the Company and 8,558,824 shares were sold by the selling stockholders (including 616,109 by members of the Company’s management). Upon completion of the offering, the Company received net proceeds of approximately $44.1 million, after deducting the underwriting discount of $3.5 million and related fees and expenses of $2.4 million. On July 27, 2011, net proceeds from the offering, together with $41.0 million of indebtedness under a new revolving credit facility and $6.9 million of cash on hand, were used to repay the $92.0 million (including accrued interest of $0.6 million) outstanding under the senior secured credit facility. The senior secured credit facility was then terminated. See Note 5 for more information.

Basis of Presentation

The accompanying (a) consolidated balance sheet as of January 29, 2011, which was derived from the audited financial statements as of that date included in the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-173581), and filed with the Securities and Exchange Commission (“SEC”) and (b) unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial statements and are in the form prescribed by the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company included in its Registration Statement. In the opinion of management, these unaudited financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. Due to seasonal variations in the retail industry, interim results are not necessarily indicative of results that may be expected for any other interim period or for a full year.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation

The accompanying unaudited consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company maintains its accounts on a 52- or 53-week year ending on the Saturday closest to January 31st. The fiscal quarters ended October 29, 2011 and October 30, 2010 refer to the thirteen-week periods ended as of those dates. The year-to-date periods ended October 29, 2011 and October 30, 2010 refer to the thirty-nine week periods ended as of those dates.

Management Estimates and Assumption

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, net of estimated sales return, and expenses during the reporting periods. Actual results could differ from those estimates.

2. Earnings Per Share

Basic earnings per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted earnings per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of stock options and restricted stock grants using the treasury stock method.

The following table summarizes the potential dilution that could occur if options to acquire common stock were exercised or if the restricted stock grants have fully vested and reconciles the weighted-average common shares outstanding used in the computation of basic and diluted earnings per share:

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 29, 2011	October 30, 2010	October 29, 2011	October 30, 2010
	(In thousands, except per share data)
Numerator:
Net income	$4,744	$5,115	$14,148	$12,567

Denominator:
Weighted-average common shares outstanding—basic	43,538	40,406	41,601	39,030
Options and other dilutive securities	995	296	820	1,595

Weighted-average common shares outstanding—diluted	44,533	40,675	42,421	40,625

Per common share:
Basic earnings per common share	$0.11	$0.13	$0.34	$0.32
Diluted earnings per common share	$0.11	$0.13	$0.33	$0.31

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Stock options to purchase common stock in the amount of 0.9 million in each of the thirteen and thirty-nine weeks ended October 29, 2011; and 1.5 million and 1.9 million in the thirteen and thirty-nine weeks ended October 30, 2010, respectively, were not included in the computation of diluted earnings per share due to its anti-dilutive effect.

3. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount reflected in the consolidated balance sheets of financial assets and liabilities, which includes cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximated their fair values. The carrying amount of these financial assets and liabilities approximates fair value because of their short maturities. The carrying amount of the Company’s debt approximates its fair value at October 29, 2011 and January 29, 2011 due to proximity of the debt issue date and the balance sheet date and the variable component of the interest on debt.

4. Income Taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate. The effective income tax rates for the thirteen weeks ended October 29, 2011 and October 30, 2010 were 38.9% and 39.7%, respectively. The effective income tax rates for the thirty-nine weeks ended October 29, 2011 and October 30, 2010 were 39.0% and 39.7%, respectively. The difference between our effective tax rate and statutory rate primarily relates to state taxes.

During the thirteen weeks ended April 30, 2011, the Company elected bonus depreciation for certain fixed asset additions in fiscal year 2010 based on clarification from the IRS in Rev Proc. 2011-26 issued on March 29, 2011. The election resulted in a reduction of approximately $0.6 million of deferred tax assets and income tax payable.

5. Credit Facility

New Revolving Credit Facility

On July 27, 2011, Francesca’s Collections, Inc. (the “Borrower”) entered into an Amended and Restated Credit Agreement (the “new revolving credit facility”) with Royal Bank of Canada, as Administrative Agent, and KeyBank National Association, as Syndication Agent, which provided $65.0 million of revolving credit facility (including borrowing capacity available for letters of credit). The new revolving credit facility is scheduled to terminate on July 27, 2016. As described in Note 1, on July 27, 2011, net proceeds from the Company’s initial public offering, together with $41.0 million of indebtedness under the new revolving credit facility and $6.9 million of cash on hand, were used to repay the $92.0 million (including accrued interest of $0.6 million) outstanding under the prior senior secured credit facility. The prior senior secured credit facility was then terminated. In addition, in connection with the new revolving credit facility, the Company recorded $1.5 million of debt issue costs that will be amortized over the term of the new revolving credit facility. At October 29, 2011, $30.0 million was available under the new revolving credit facility for future borrowings.

All obligations under the new revolving credit facility are unconditionally guaranteed by, subject to certain exceptions, Parent and each of Borrower’s existing and future direct and indirect wholly owned domestic subsidiaries. All obligations under the new revolving credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest rate hedging or other swap agreements), are secured by substantially all of the Borrower’s assets as well as the assets of any subsidiary guarantor.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The borrowings under the new revolving credit facility bear interest at a rate equal to an applicable margin plus, at the Company’s option, either (a) in the case of base rate borrowings, a rate equal to the highest of (i) the prime rate of Royal Bank of Canada, (ii) the federal funds rate plus 1/2 of 1% and (iii) the LIBOR for an interest period of one month plus 1.00%; or (b) in the case of LIBOR borrowings, a rate equal to the higher of (1) 1.50% and (2) the LIBOR for the interest period relevant to such borrowing. The applicable margin for borrowings under the new revolving credit facility will range from 1.25% to 2.25% with respect to base rate borrowings and from 2.25% to 3.25% with respect to LIBOR borrowings, in each case based upon the achievement of specified levels of the ratio of consolidated total debt to consolidated EBITDA. Additionally, the Borrower will be required to pay a fee to the lenders under the new revolving credit facility on the unused amount at a rate ranging from 0.25% to 0.45%, based on the achievement of specified levels of the ratio of consolidated total debt to consolidated EBITDA. The Borrower is also required to pay customary letter of credit fees. During the thirteen weeks ended October 29, 2011, the average interest rate for the LIBOR borrowings was 3.9%.

The new revolving credit facility requires the Borrower to maintain a maximum consolidated total lease adjusted leverage ratio and a minimum consolidated interest coverage ratio, in each case, on the last day of any fiscal quarter and includes a maximum capital expenditure in any fiscal year. The Borrower’s ability to pay dividends to Holdings is subject to restrictions including a maximum secured leverage ratio. If the Borrower’s debt under the new revolving credit facility exceeds that ratio, it is restricted from paying dividends. At October 29, 2011, this ratio was within the required limit, thus, the Borrower was allowed to pay dividends.

The Borrower is in compliance with the debt covenants of its new revolving credit facility as of October 29, 2011.

Senior Secured Credit Facility

On November 17, 2010, the Borrower entered into a senior secured credit facility (the “prior senior secured credit facility”) with a syndicate of financial institutions, which provided financing of up to $100.0 million consisting of a $95.0 million term loan facility and a $5.0 million revolving credit facility each with a maturity date of November 17, 2013. As described in Note 1, on July 27, 2011, net proceeds from the Company’s initial public offering, together with $41.0 million of indebtedness under a new revolving credit facility and $6.9 million of cash on hand, were used to repay the $92.0 million (including accrued interest of $0.6 million) outstanding under the prior senior secured credit facility. The prior senior secured credit facility was then terminated. In connection with the repayment, the Company wrote-off the unamortized debt issuance costs of $1.6 million associated with the prior senior secured credit facility and included as loss on early extinguishment of debt in the accompanying unaudited consolidated statements of operations for the thirty-nine weeks ended October 29, 2011.

All obligations under the prior senior secured credit facility were unconditionally guaranteed by, subject to certain exceptions, Parent and each of the Borrower’s existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under the prior senior secured credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), were secured by substantially all of the Borrower’s assets as well as those of the subsidiary guarantor. The borrowings under the prior senior secured credit facility bore interest at a rate equal to an applicable margin plus the base rate or LIBOR rate, at the Borrower’s option. The loans were LIBOR-based and had an interest rate of 7.75% from the time of issuance through its termination on July 27, 2011. The Company was in compliance with the debt covenants of the prior senior secured credit facility during the period it was outstanding.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-Based Compensation

At October 29, 2011, the Company has three equity plans (collectively “Stock Plans”) under which stock options, phantom shares, restricted stock or other stock-based awards may be granted to employees, directors or consultants of the Company. The stock-based compensation cost is measured at the grant date fair value and is recognized as an expense on a straight-line basis over the employee’s requisite service period (generally the vesting period of the equity grant). The Company estimates forfeitures for option grants that are not expected to vest. The stock-based compensation cost recognized in the thirteen and thirty-nine weeks ended October 29, 2011 totaled $2.9 million and $3.9 million, respectively, while $0.3 million and $1.7 million were recorded in the thirteen and thirty-nine weeks ended October 30, 2010, respectively.

On August 18, 2011, the vesting period for the options to purchase 545,333 shares of common stock granted on March 26, 2010 to our Chief Executive Officer (“CEO”) accelerated due to the performance targets achieved by CCMP and certain of their affiliates as disclosed in the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-173581), and filed with the SEC. The Company recognized compensation expense in the amount of $2.3 million during the thirteen and thirty-nine weeks ended October 29, 2011 as a result of the accelerated vesting of these options.

On July 14, 2011, the 2011 Equity Incentive Plan (the “2011 Plan”) was approved by the stockholders and became immediately effective. Under the 2011 Plan, awards may be in the form of nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, performance stock and other stock-based awards which can be granted to any officers, directors, employees and consultants of the Company. A total of 3,175,365 shares of common stock are authorized for issuance under the 2011 Plan. Awards granted under the 2011 Plan generally vest over three to five years and have a ten-year contractual life.

Stock Options

The following table presents stock options granted, exercised, expired and aggregate intrinsic value under the existing Stock Plans for the thirty-nine weeks ended October 29, 2011.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(Per share data)	(in Years)	(In thousands)
Outstanding as of January 29, 2011	2,443,088	$5.23	9
Options granted	872,099	$17.42	10
Options exercised	(140,075)	$3.60	8
Options forfeited or expired	—	—	—

Outstanding as of October 29, 2011	3,175,112	$8.65	9	$55,136

Exercisable at October 29, 2011	1,364,006	$4.51	8	$29,589

During the thirty-nine weeks ended October 29, 2011, 872,099 stock options were granted at an average grant date fair value of $9.65. For stock option exercises during the thirty-nine weeks ended October 29, 2011, cash received, intrinsic value and excess tax benefit totaled $0.5 million, $1.7 million and $0.4 million, respectively.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of stock options was estimated on the date of grant using the Black Scholes option pricing model using the following weighted average assumptions:

Thirty-Nine Weeks Ended October 29, 2011
Expected volatility(1)	55.9%
Risk-free interest rate(2)	2.0%
Expected term (in years)(3)	6.5
Expected dividend yield	—

(1)	The expected volatility incorporates historical and implied volatility of similar entities whose share prices are publicly available. The Company determined that the use of historical volatility for similar entities represents a more accurate calculation of option fair value than actual Company stock experience because of the limited duration the Company’s stock has been publicly traded.

(2)	The risk-free interest rate was determined based on the rate of Treasury instruments with maturities similar to those of the expected term of the award being valued.

(3)	Represents the period of time options are expected to be outstanding. The weighted-average expected option term was determined using the “simplified method” as allowed by Staff Accounting Bulletin 114, Topic 14. The expected term used to value a share option grant under the simplified method is the midpoint between the vesting date and the contractual term of the share option. This method was used due to the lack of sufficient historical data to provide basis upon which to estimate the expected term.

The following table summarizes information regarding non-vested outstanding options as of October 29, 2011.

	Options	Weighted Average Fair Value at Grant Date
Non-vested as of January 29, 2011	1,757,748	$4.27
Granted	872,099	$9.65
Vested	(818,741)	$4.03
Cancelled	—	—

Non-vested as of October 29, 2011	1,811,106	$6.97

As of October 29, 2011, there was approximately $11.8 million of unrecognized compensation cost related to non-vested stock options that is expected to be recognized over a weighted-average period of 4.1 years. The total fair value of options vested during the thirty-nine weeks ended October 29, 2011 was $3.3 million.

Restricted Stock Awards

On August 5, 2011, the Company granted 9,600 restricted stock awards, with an aggregate fair value of $0.2 million, to certain employees under the 2011 Plan. These restricted stock awards vest in three equal annual installments on each anniversary from the grant date subject to continuous employment of the grantee. The Company determined the fair value of the award based on the closing price of the Company’s stock on the grant date.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

7. Commitments and Contingencies

Operating Leases

The Company leases boutique space and office space under operating leases expiring in various years through the fiscal year ending 2022. Certain of the leases provide that the Company may cancel the lease, with penalties as defined in the lease, if the Company’s boutique sales at that location fall below an established level. Certain leases provide for additional rent payments to be made when sales exceed a base amount. Certain operating leases provide for renewal options for periods from three to five years at their fair rental value at the time of renewal.

In fiscal 2010, the Company determined that its policy of recording straight-line rent expense had historically been inconsistently applied. The Company corrected the deferred rent expense account, resulting in a non-cash $0.7 million cumulative adjustment to record additional rent expense during the thirty-nine weeks ended October 30, 2010 included in the cost of goods sold and occupancy cost. The adjustment did not impact historical cash flows and will not impact future net cash flows or the timing of the payments under the related leases. Prior years’ financial statements were not restated as the impact of this issue was immaterial to previously reported results for any individual prior year.

Minimum future rental payments under non-cancellable operating leases as of October 29, 2011, are approximately as follows:

Fiscal year	Amount
(in thousands)
Remainder of 2011	$4,332
2012	18,715
2013	17,539
2014	16,180
2015	15,261
Thereafter	70,014

$142,041

8. Segment Reporting

The Company determines its operating segments on the same basis used internally to evaluate performance. The Company’s reporting segments are the operation of boutiques and the e-commerce website, which have been aggregated into one reportable financial segment. The Company aggregates its operating segments because (i) the merchandise offered at boutique locations and through the e-commerce business is largely the same, (ii) management believes that the majority of its e-commerce customers are also customers of boutique locations and (iii) the merchandise margin of both segments is similar. All of the Company’s identifiable assets are located in the United States.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is sales information regarding the Company’s major merchandise categories:

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 29, 2011	October 30, 2010	October 29, 2011	October 30, 2010
	(In thousands)
Apparel	$27,698	$19,073	$78,507	$53,133
Jewelry	9,802	6,938	28,039	19,154
Accessories	7,653	5,207	21,444	12,823
Gift	5,032	3,794	14,891	10,040
Shipping	73	61	155	143

	50,258	35,073	143,036	95,293
Allowance for returns	(238)	—	(530)	—

Net Sales	$50,020	$35,073	$142,506	$95,293

9. Subsequent Events

Subsequent to October 29, 2011, the Borrower made principal payments in the aggregate amount of $10.0 million on the new revolving credit facility, bringing the outstanding principal balance to $25.0 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Francesca’s Holdings Corporation:

We have audited the accompanying consolidated balance sheet of Francesca’s Holdings Corporation (the “Company”) as of January 29, 2011, and the related consolidated statements of operations, changes in convertible redeemable preferred stock and shareholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Francesca’s Holdings Corporation at January 29, 2011, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/S/    ERNST & YOUNG LLP

April 15, 2011

Dallas, Texas

Report of Independent Registered Public Accounting Firm

Board of Directors

Francesca’s Holdings Corporation

Houston, Texas

We have audited the accompanying consolidated balance sheet of Francesca’s Holdings Corporation (the “Company”) as of January 30, 2010, and the related consolidated statements of operations, changes in convertible redeemable preferred stock and shareholders’ deficit, and cash flows for each of the two years in the period ended January 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Francesca’s Holdings Corporation at January 30, 2010, and the results of its operations and its cash flows for each of the two years in the period ended January 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

(formerly known as

BDO Seidman, LLP)

Houston, Texas

June 22, 2010, except for

footnotes 2 and 9, which

are as of April 15, 2011

FRANCESCA’S HOLDINGS CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands)

	January 29, 2011	January 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$12,516	$13,767
Accounts receivable	4,054	497
Inventories	11,959	6,378
Deferred income taxes	1,321	573
Prepaid expenses and other current assets	1,871	1,103

Total current assets	31,721	22,318
Property and equipment, net	21,300	7,495
Deferred income taxes	2,704	766
Other assets, net	3,399	639

TOTAL ASSETS	$59,124	$31,218

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable	$6,146	$2,703
Accrued liabilities	6,410	3,315
Current portion of long-term debt	5,938	—

Total current liabilities	18,494	6,018
Deferred and accrued rents	8,223	2,224
Long-term debt	87,875	—

Total liabilities	114,592	8,242

Commitments and contingencies	—	—
Convertible redeemable preferred stock—Series A	—	85,854

Shareholders’ deficit:
Common stock—$.01 par value, 80.0 million shares authorized, 40.5 million and 26.0 million shares issued and outstanding at January 29, 2011 and January 30, 2010, respectively	405	260
Additional paid-in capital (distributions in excess of capital)	27,232	(63,138)
Accumulated deficit	(83,105)	—

Total shareholders’ deficit	(55,468)	(62,878)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$59,124	$31,218

The accompanying notes are an integral part of these Consolidated Financial Statements.

FRANCESCA’S HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Fiscal Year Ended
	January 29, 2011	January 30, 2010	January 31, 2009
Net sales	$135,176	$79,367	$52,290
Cost of goods sold and occupancy costs	65,008	37,244	25,358

Gross profit	70,168	42,123	26,932
Selling, general and administrative expenses	40,525	24,641	19,962

Income from operations	29,643	17,482	6,970
Other income (expense)	(2)	38	14
Interest income (expense)	(1,633)	2	4

Income before income tax expense	28,008	17,522	6,988
Income tax expense	11,113	6,918	2,382

Net income	16,895	10,604	4,606
Increase in redemption value of convertible redeemable preferred stock	—	(60,271)	—
Convertible redeemable preferred stock accrued dividends	—	(2,022)	(1,641)

Net income (loss) available to shareholders	$16,895	$(51,689)	$2,965
Less: Income attributable to participating securities	—	—	(1,038)

Net income (loss) available to common shareholders	$16,895	$(51,689)	$1,927

Basic earnings (loss) per common share	$0.43	$(1.99)	$0.07
Diluted earnings (loss) per common share	$0.41	$(1.99)	$0.07
Dividends declared per common share	$2.39	—	—
Weighted average shares outstanding:
Basic shares	39,385	26,000	26,000
Diluted shares	40,907	26,000	26,000

The accompanying notes are an integral part of these Consolidated Financial Statements.

FRANCESCA’S HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE

PREFERRED STOCK AND SHAREHOLDERS’ DEFICIT

(In thousands)

	Convertible Redeemable Preferred Stock—Series A		Common Stock		Additional Paid-in Capital (Distributions in Excess of Capital)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Deficit
	Shares Outstanding	Amount	Shares Outstanding	Par Value
Balance, February 2, 2008	35	$21,920	26,000	$260	$(13,124)	$128	$(12,736)
Net income	—	—	—	—	—	4,606	4,606
S-Corporation distributions	—	—	—	—	—	(1,525)	(1,525)
Stock-based compensation	—	—	—	—	—	8	8
Accrued dividends for Preferred Stock—Series A	—	1,641	—	—	—	(1,641)	(1,641)

Balance, January 31, 2009	35	23,561	26,000	260	(13,124)	1,576	(11,288)
Net income	—	—				10,604	10,604
Stock-based compensation	—	—	—	—	—	99	99
Increase in redemption value of Preferred Stock—Series A	—	60,271	—	—	(50,014)	(10,257)	(60,271)
Accrued dividends for Preferred Stock—Series A	—	2,022	—	—	—	(2,022)	(2,022)

Balance, January 30, 2010	35	85,854	26,000	260	(63,138)	—	(62,878)
Net income			—	—	—	16,895	16,895
Conversion of Preferred Stock—Series A to common stock	(35)	(85,854)	14,000	140	85,714	—	85,854
Stock-based compensation	—	—	—	—	2,400	—	2,400
Cash dividends declared and related tax benefit	—	—	—	—	1,220	(100,000)	(98,780)
Stock options exercised and related tax benefit	—	—	457	5	1,036	—	1,041

Balance, January 29, 2011	—	$—	40,457	$405	$27,232	$(83,105)	$(55,468)

The accompanying notes are an integral part of these Consolidated Financial Statements.

FRANCESCA’S HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Fiscal Year Ended
	January 29, 2011	January 30, 2010	January 31, 2009
Cash Flows Provided by Operating Activities:
Net income	$16,895	$10,604	$4,606
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,377	1,215	700
Stock-based compensation expense	2,400	99	8
Excess tax benefit from stock-based compensation	(1,757)	—	—
Loss on sale of assets	25	—	—
Amortization of debt issuance costs	158	—	—
Deferred income taxes	(2,685)	(833)	(54)
Changes in assets and liabilities:
Accounts receivables	(3,557)	(126)	(49)
Inventories	(5,581)	(794)	310
Prepaid expenses and other assets	(1,549)	(573)	(407)
Accounts payable	3,443	1,434	(298)
Accrued liabilities	3,874	1,007	39
Deferred and accrued rents	5,999	1,440	315
Income tax payable	978	(196)	(1,462)

Net cash provided by operating activities	21,020	13,277	3,708

Cash Flows Used in Investing Activities:
Purchase of property and equipment	(16,208)	(5,538)	(2,013)

Net cash used in investing activities	(16,208)	(5,538)	(2,013)

Cash Flows Used in Financing Activities:
Dividends	(100,000)	—	—
Excess tax benefit from stock-based compensation	1,757	—	—
Proceeds from debt	95,000	—	—
Repayments on debt	(1,187)	—	—
Payment of debt issuance costs	(2,137)	—	—
Proceeds from the exercise of stock options	504	—	—
S-Corporation distributions	—	—	(1,525)

Net cash used in financing activities	(6,063)	—	(1,525)

Net increase (decrease) in cash and cash equivalents	(1,251)	7,739	170
Cash and cash equivalents, beginning of year	13,767	6,028	5,858

Cash and cash equivalents, end of year	$12,516	$13,767	$6,028

Supplemental Disclosures of Cash Flow Information:
Cash paid for income taxes	13,509	7,946	3,935
Interest paid	163	—	—
Supplemental Non-Cash Financing Activities:
Accrual of dividends on Preferred Stock – Series A	—	2,022	1,641
Increase in redemption value of Preferred Stock Series A	—	60,271	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Business

Francesca’s Holdings Corporation (the “Company”) is a holding company incorporated in 2007 under the laws of Delaware. The Company’s business operations are conducted through its indirectly wholly-owned subsidiary Francesca’s Collections, Inc., a corporation formed and existing under the laws of the State of Texas. Francesca’s Collections, Inc. is wholly-owned by Francesca’s LLC (the “Parent”), a limited liability company formed and existing under the laws of Delaware. Parent is a wholly-owned subsidiary of the Company.

The Company operates a national chain of retail boutiques designed and merchandised to feel like independently owned, upscale boutiques and provide its customers with an inviting, intimate and fun shopping experience. The Company offers a diverse and balanced mix of apparel, jewelry, accessories and gifts at attractive prices. At January 29, 2011, the Company operated 207 boutiques, which are located in 38 states throughout the United States, and its e-commerce website.

In February 2010, two affiliates of CCMP Capital Advisors, LLC (“CCMP”), acquired approximately 84% of the Company’s outstanding shares (the “CCMP Acquisition”) from the founders of the Company and Bear Growth Capital Partners, LP (“BGCP”). The Company considered the application of push-down accounting to the Company’s financial statements and determined that, given the percentage of equity interest acquired in the acquisition, push-down accounting treatment was not required. The Company elected not to apply push-down accounting treatment as a result of the acquisition. In connection with the CCMP Acquisition, the Convertible Redeemable Preferred Stock- Series A (“Preferred Stock”) was converted to common stock. In addition, the outstanding stock options became fully vested and the management agreement with the holders of the Preferred Stock was terminated. See Notes 6 and 10 for more information. As described in Note 6, the Company recognized $1.0 million compensation expense related to those options that became fully vested. The Company also incurred $0.2 million and $0.7 million of transaction costs which are included in selling, general and administrative expenses in the accompanying consolidated statement of operations for the fiscal years ended January 29, 2011 and January 30, 2010, respectively.

On April 28, 2010, the Company authorized a split of its issued and outstanding stock in the ratio of four hundred to one (400-1). Accordingly, the accompanying consolidated financial statements have been retroactively adjusted to reflect the effects of the stock split on common shares and per share amounts.

Fiscal Year

The Company maintains its accounts on a 52- to 53- week year ending on the Saturday closest to January 31. All references herein to fiscal year “2010”, “2009” and “2008” represent the 52-week periods ended January 29, 2011, January 30, 2010 and January 31, 2009, respectively.

Principles of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications

In certain instances, amounts previously reported in the fiscal year 2009 and 2008 financial statements have been reclassified from selling, general and administrative expenses to cost of goods sold and occupancy costs (including rent, utilities, repairs and maintenance, taxes and licenses and common area expenses) to conform with the presentation in the fiscal year 2010 financial statements. The reclassifications had no effect on net income or shareholders’ equity as previously reported.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, net of estimated sales return, and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation at the measurement date:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

•	Level 3—Unobservable inputs based on the Company’s own assumptions.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.

Financial assets and liabilities with carrying amounts approximating fair value include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying amount of these financial assets and liabilities approximates fair value because of their short maturities. The carrying amount of the Company’s debt approximates its fair value due to proximity of the debt issue date and the latest balance sheet date and the variable component of the interest on the debt.

Cash and Cash Equivalents

The Company considers all interest-bearing deposits and investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances at financial institutions that may from time to time exceed the Federal Deposit Insurance Corporation’s insurance limits. The Company mitigates this concentration of credit risk by monitoring the credit worthiness of the financial institutions.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

Accounts receivable consist of amounts due from credit card companies, tenant allowances due from landlords and income tax receivable. The Company’s management has reviewed accounts receivable for collectibility and has determined an allowance for doubtful accounts is not necessary at January 29, 2011 and January 30, 2010.

Inventory

The Company values merchandise inventory at the lower of cost or market on a weighted-average cost basis. Inventory costs include freight-in. The Company records merchandise receipts at the time they are delivered to the distribution center or to its boutiques from vendors.

The Company reviews its inventory levels to identify slow-moving merchandise and generally uses promotional markdowns to clear slow-moving merchandise. Each period, the Company evaluates recent selling trends and the related promotional events or pricing strategies in place to sell through the current inventory levels.

The Company also estimates a shrinkage reserve for the period of time between the last physical count and the balance sheet date. The estimate for shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage trends.

Property and Equipment

Property and equipment is stated at cost. Depreciation of property and equipment is provided on a straight-line basis for financial reporting purposes using the following useful lives:

Assets	Estimated Useful Lives
Equipment	3 - 5 years
Furniture and fixtures	5 years
Software	3 years
Signage and leasehold improvements	the lesser of 5 - 10 years or lease term

Assets under construction are not depreciated until the asset is placed in service and ready for use.

Maintenance and repairs of property and equipment are expensed as incurred, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in current earnings.

Impairment of Long-lived Assets

The Company periodically evaluates long-lived assets held for use and held for sale whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, which is generally at a boutique level. Boutique assets are reviewed for impairment using factors including, but not limited to, the Company’s future operating plans and

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that boutique, compared to the carrying value of the assets. The Company recognizes impairment if the sum of the undiscounted future cash flows of a boutique does not exceed the carrying value of the assets. For impaired assets, the Company recognizes a loss equal to the difference between the net book value of the asset and its estimated fair value. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In addition, at the time a decision is made to close a boutique, the Company records an impairment charge, if appropriate, or accelerates depreciation over the revised useful life of the asset. Based on the analysis performed, there was no impairment for each of the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009.

Operating Leases

The Company leases boutiques and distribution center and office space under operating leases. The majority of the Company’s lease agreements provide for tenant improvement allowances, rent escalation clauses and/or contingent rent provisions.

The Company records tenant improvement allowances and other landlord incentives as a component of deferred rent which is amortized on a straight-line basis over the lease term as a reduction of rent expense. The unamortized portion of deferred rent totaled $5.9 million and $1.6 million at January 29, 2011 and January 30, 2010, respectively, and is included in deferred and accrued rents in the consolidated balance sheets.

The Company records straight-line rent expense beginning on the earlier of taking possession of the boutique (pre-opening or construction period) or the commencement date of the lease. In fiscal 2010, the Company determined that its policy had historically been inconsistently applied. The Company corrected the deferred rent expense account, resulting in a non-cash $0.7 million cumulative adjustment to record additional rent expense during the first quarter of fiscal 2010. That adjustment was included in the cost of goods sold and occupancy cost in the consolidated statements of operations. The adjustment did not impact historical cash flows and will not impact future net cash flows or the timing of the payments under the related leases. Prior years’ financial statements were not restated as the impact of these issues was immaterial to previously reported results for any individual prior year.

Certain leases provide for contingent rents, in addition to a basic fixed rent, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

Revenue Recognition

The Company recognizes revenue upon purchase of merchandise by customers, net of estimated merchandise returns. Revenue is recognized for boutique sales at the point at which the customer receives and pays for the merchandise at the register. For on-line sales, revenue is recognized upon delivery and includes shipping charges. Management estimates future returns on previously sold merchandise based on return history and current sales levels. The estimated sales returns are periodically compared to actual sales returns and adjusted, if appropriate.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gift Cards and Gift Card Breakage

The Company accounts for the sale of gift cards as a liability at the time a gift card is sold. The liability is relieved and revenue is recognized upon redemption of the gift card. The Company’s gift cards do not have an expiration date. We will recognize income from the breakage of gift cards when the likelihood of redemption of the gift card is remote based on historical redemption patterns. The Company has not accumulated adequate historical data to reasonably estimate the amount of gift cards that will never be redeemed. Consequently, the Company has not recognized gift card breakage income in fiscal years 2010, 2009 or 2008. The Company does not anticipate recognizing gift card breakage until it accumulates additional data beyond fiscal year 2011.

Sales Taxes

The Company excludes all taxes assessed by a government authority directly imposed on revenue producing transactions between a seller and a customer from revenue.

Cost of Goods Sold and Occupancy Costs

Cost of goods sold and occupancy costs include the direct cost of purchased merchandise, freight costs from the Company’s suppliers to its distribution centers and freight costs for merchandise shipped directly from its vendors to its boutiques, allowances for inventory shrinkage and obsolescence, boutique occupancy costs including rent, utilities, common area maintenance, property taxes, depreciation and boutique repair and maintenance costs, and shipping costs related to e-commerce sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include boutique and headquarters payroll, employee benefits, freight from distribution centers to boutiques, boutique pre-opening expense, credit card merchant fees, costs of maintaining and operating the Company’s e-commerce business, travel and administration costs and other expenses related to operations at the corporate headquarters, as well as share-based compensation. Pre-opening expenses (including boutique set-up and training expenses) incurred prior to the opening of new boutiques are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Freight costs included in selling, general and administrative expenses amounted to $0.8 million, $0.5 million and $0.3 million for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009, respectively.

Advertising

Costs associated with advertising are charged to expense as incurred. For the years ended January 29, 2011, January 30, 2010, and January 31, 2009 advertising costs were minimal.

Stock-Based Compensation

In connection with the Company’s stock based compensation plans, the Board of Directors considers the estimated fair value of the Company’s stock when setting the stock option exercise price

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as of the date of each grant. Because the Company is privately held and there is no public market for its common stock, the fair market value of its common stock is determined by the Board of Directors at the time the option grants are awarded. In determining the fair value of the common stock, the Board of Directors considers such factors as the Company’s actual and projected financial results, the consideration paid by third party investors in the Company, including investments by BGCP and CCMP in arm’s length transactions for their respective investment and controlling investment in the Company (as described in Notes 1 and 10), the principal amount of the Company’s indebtedness, valuations of the Company performed by third parties and other factors the Board of Directors believed were material to the valuation process. To the extent financial projections and anticipated boutique openings did not materially change from the date of the BGCP Acquisition or the CCMP Acquisition through the date of a stock option grant, the Board of Directors concluded that the per share price of the common stock related to each of the acquisition transactions represented the most accurate estimate of the fair value of the common stock for purpose of setting the respective option exercise price as of the date of each grant. Additionally, for these grants, in making its determination of fair value, the Board of Directors did not apply control premium or marketability considerations. To timely secure the necessary talent the Company requires to support its growth, the Board of Directors takes into account a number of factors, including utilizing the most recent third-party valuation study available to help establish the exercise price for the applicable grant.

Stock-based compensation cost is measured at the grant date fair value and is recognized as an expense on a straight-line basis over the employee’s requisite service period (generally the vesting period of the equity grant). The Company estimates forfeitures for options granted that are not expected to vest. Changes in these inputs and assumptions can materially affect the measurement of the estimated fair value of the stock-based compensation expense. The Company estimates the grant date fair value of stock option awards using the Black-Scholes option pricing model. See Note 6 for further information.

Debt Issuance Costs

Costs incurred in connection with the Company’s borrowings are capitalized and included in other assets in the consolidated balance sheets. These costs are amortized to interest expense using the effective interest method over the term of the loan. In 2010, the Company incurred $2.2 million of costs related to the credit facility obtained during the year. At January 29, 2011, debt issuance costs totaled $2.0 million, net of $0.2 million of accumulated amortization. Amortization expense amounted to $0.2 million for the fiscal year ended January 29, 2011.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, the amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and the financial reporting basis of the Company’s assets and liabilities. Valuation allowances are established against deferred tax assets when it is more-likely-than-not that the realization of those deferred tax assets will not occur.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. The Company recognizes tax liabilities for uncertain tax positions and adjusts these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available. Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. The Company has no uncertain tax positions or related interest or penalties requiring accrual at January 29, 2011 and January 30, 2010.

Subsequent Event Evaluation

The Company has reviewed and evaluated material subsequent events from the balance sheet date of January 29, 2011 through April 15, 2011, the issuance of the financial statements.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures About Fair Value Measurements an update to Topic 820, Fair Value Measurements and Disclosures. ASU 2010-06 expands disclosure requirements related to fair value measurements including (i) separately disclosing the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describing the reasons for the transfers and (ii) presenting separate information for Level 3 activity pertaining to gross purchases, sales, issuances and settlements. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 activity disclosures, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Company’s consolidated financial statements.

2. Earnings (Loss) per Share

Basic earnings per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted earnings per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of Preferred Stock and stock options using the if-converted and treasury stock methods, respectively.

In the years the Preferred Stock was outstanding, the two-class method was used to calculate basic and diluted earnings (loss) per common share since it is a participating security under ASC 260 Earnings per Share. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic earnings (loss) per common share is computed by dividing net earnings (loss) attributable to common share after allocation of earnings to participating securities by the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per common share is computed using the more dilutive of the two-class method or the if-converted method. In periods of net loss, no effect is given to participating securities since they do not contractually participate in the losses of the Company.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the potential dilution that could occur if options to acquire common stock were exercised or converted into common stock, and reconciles the weighted-average common shares outstanding used in the computation of basic and diluted earnings per share:

	For the Fiscal Years Ended
	January 29, 2011	January 30, 2010	January 31, 2009
	(In thousands, except per share data)
Numerator:
Net Income	$16,895	$10,604	$4,606
Less: Increase in redemption value of Preferred Stock	—	(60,271)	—
Less: Preferred Stock dividends	—	(2,022)	(1,641)

Net income (loss) available to shareholders	16,895	(51,689)	2,965
Less: Income attributable to participating securities	—	—	(1,038)

Net income (loss) available to common shareholders	$16,895	$(51,689)	$1,927

Denominator:
Weighted-average common shares outstanding—basic	39,385	26,000	26,000
Options and other dilutive securities	1,522	—	—

Weighted-average common shares outstanding—diluted	40,907	26,000	26,000

Per common share:
Basic earnings (loss) per common share	$0.43	$(1.99)	$0.07
Diluted earnings (loss) per common share	$0.41	$(1.99)	$0.07

As discussed above, the Company was required to use the two-class method to compute basic and diluted earnings (loss) per common share during the period the Preferred Stock was outstanding. In fiscal year 2009, the adjustment to record the increase in redemption value of Preferred Stock (see Note 10) reduced undistributed earnings, to be allocated between common shares and participating securities, to zero for purposes of calculating earnings per share using the two-class method. As such, net losses were solely attributable to common shareholders.

Stock options to purchase 1.0 million and 0.6 million shares of common stock for the fiscal years 2009 and 2008, respectively, were outstanding but not included in the computation of diluted earnings per shares due to its anti-dilutive effect.

For the fiscal years 2009 and 2008, Preferred Stock that could be converted to 14 million shares of common stock were not included in the computation of diluted earnings per share, as the effect of doing so would have been anti-dilutive. Accordingly, dividends paid and the increase in the redemption value of Preferred Stock was deducted to arrive at net income (loss) available to common shareholders. See Note 10 for more information regarding Preferred Stock.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Detail of Certain Balance Sheet Accounts

	January 29, 2011	January 30, 2010
	(in thousands)
Accounts and other receivables:
Credit card receivables	$825	$497
Tenant allowances	2,574	—
Income tax receivable	655	—

	$4,054	$497

Property and equipment, net:
Equipment	$1,798	$1,374
Furniture and fixtures	4,475	2,593
Signage and leasehold improvements	14,829	5,604
Construction in progress	5,799	1,314
Software	191	—

	27,092	10,885
Less accumulated depreciation	(5,792)	(3,390)

	$21,300	$7,495

Accrued liabilities:
Gift cards and store credits outstanding	$2,110	$1,152
Accrued payroll, benefits and bonuses	2,573	1,074
Accrued interest	1,308	—
Accrued sales tax	419	309
Income tax payable	—	780

	$6,410	$3,315

Deferred and accrued rents:
Deferred rent	$5,880	$1,646
Accrued rent	2,343	578

	$8,223	$2,224

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Income Taxes

The provision for income tax expense for the years ended January 29, 2011, January 30, 2010 and January 31, 2009 is as follows:

	For Fiscal Years Ended
	2011	2010	2009
	(in thousands)
Current:
Federal	$11,778	$6,667	$2,094
State	2,020	1,084	342

Total	13,798	7,751	2,436

Deferred:
Federal	(2,275)	(724)	(56)
State	(410)	(109)	2

Total	(2,685)	(833)	(54)

Income tax expense	$11,113	$6,918	$2,382

A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	For Fiscal Years Ended
	2011	2010	2009
Income tax expense at statutory rate	35.0%	35.0%	34.0%
Nondeductible expenses	0.5	0.9	0.4
State tax, net of federal benefit	3.7	4.0	3.2
Other	0.5	(0.4)	(3.5)

Effective tax rate	39.7%	39.5%	34.1%

For fiscal year 2008, the provision for income taxes was reduced by $0.2 million due to adjustments made to deferred income taxes for differences between estimates used in recording the income tax provision in the prior year and the actual federal and state tax returns.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences as measured by enacted tax rates, which will be in effect when these temporary differences reverse. These differences consist of the following at January 29, 2011 and January 30, 2010:

	January 29, 2011	January 30, 2010
	(in thousands)
Deferred tax assets:
Inventories	$502	$221
Accrued liabilities	819	352
Deferred and accrued rents	2,618	890
Equity based compensation	358	—

Total deferred tax assets	4,297	1,463

Deferred tax liabilities
Property and equipment	272	106
Other	—	18

Total deferred tax liabilities	272	124

Net deferred tax assets	$4,025	$1,339

The Company’s tax years are subject to examination by federal authorities from 2008 forward, and by state taxing authorities from 2007 forward.

5. Credit Facility

On December 11, 2008, the Company entered into a $3 million revolving credit agreement (“Credit Facility”) with a bank. The Credit Facility provided a $3 million revolving line of credit that matured on December 11, 2011. On January 25, 2010, the Company requested the Credit Facility be terminated, and on February 16, 2010, the bank terminated the Credit Facility.

On November 17, 2010, Francesca’s Collections, Inc. (the “Borrower”) entered into a senior secured credit facility with a syndicate of financial institutions, which provided financing of up to $100.0 million consisting of a $95.0 million term loan facility and a $5.0 million revolving credit facility each with a maturity date of November 17, 2013. The principal of the term loan component will be repaid in quarterly installments of $1.2 million in the first year, $2.4 million in the second and third year and the remainder on the maturity date. The revolving credit facility includes borrowing capacity available for letters of credit. As of January 29, 2011, the Company had $93.8 million outstanding under its term loan facility and $5.0 million available under its revolving credit facility. There were no letters of credit outstanding at January 29, 2011.

All obligations under the senior secured credit facility are unconditionally guaranteed by, subject to certain exceptions, Parent and each of the Borrower’s existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under the senior secured credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all of the Borrower’s assets as well as those of the subsidiary guarantor.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at the Borrower’s option, either (a) in the case of base rate borrowings, a rate equal to the highest of (1) the higher of (i) the prime rate of Royal Bank of Canada and (ii) the federal funds rate plus 1/2 of 1%, (2) the LIBOR for an interest period of one month plus 1.00% and (3) 2.75% or (b) in the case of LIBOR borrowings, a rate equal to the higher of (1) 1.75% and (2) the LIBOR for the interest period relevant to such borrowing. The current applicable margin for borrowings under both the revolving credit facility and the term loan facility is 5.00% with respect to base rate borrowings and 6.00% with respect to LIBOR borrowings. The applicable margin for borrowings under both the revolving credit facility and the term loan facility for base rate borrowings increases to 6.50% and 9.00% on June 1, 2012 and June 1, 2013, respectively. The applicable margin for borrowings under both the revolving credit facility and the term loan facility for LIBOR borrowings increases to 7.50% and 10.00% on June 1, 2012 and June 1, 2013, respectively. As of January 29, 2011, the loans under the senior secured credit facility were LIBOR-based and had an interest rate of 7.75%.

In addition to paying interest on the outstanding principal under the senior secured credit facility, the Borrower is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.5%. The Borrower also pays customary letter of credit fees.

The senior secured credit facility requires the Borrower to maintain a maximum consolidated leverage ratio and a maximum senior leverage ratio, in each case, commencing with the fiscal quarter ending January 29, 2011 and a minimum consolidated fixed charge coverage ratio commencing with the fiscal quarter ending October 31, 2011. The Company’s ability to declare dividends from Francesca’s Collections, Inc. to Holdings at January 29, 2011, was subject to restrictions under the senior secured credit facility. Those restrictions include a maximum leverage ratio. If the Company’s debt under its Credit Facility exceeds that ratio, it is restricted from paying dividends. As of fiscal year-end 2010, this ratio exceeded that maximum, and, thereby was restricted from paying dividends.

The Borrower is in compliance with the debt covenants of its senior secured credit facility as of January 29, 2011.

Debt maturities

The term loan, which had aggregate principal balance of $93.8 million at January 29, 2011, is due as follows:

Fiscal Year	Amount
(in thousands)
2011	$5,938
2012	9,500
2013	78,375

$93,813

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-Based Compensation

2007 Stock Incentive Plan

In 2007, the Company adopted the Francesca’s Holdings Corporation 2007 Stock Incentive Plan (the “2007 Plan”), to be administered by Board of Directors or a committee designated by its Board of Directors (the “Committee”). Under the 2007 Plan, awards may be in the form of stock options, restricted stock or phantom shares and may be granted to any employee, director or consultant of the Company. With respect to incentive stock options granted, the share exercise price shall not be less than the fair market price on the date of grant. For non-qualified stock options granted, the share exercise price of each option is determined by the compensation committee of the Board of Directors, which considers the estimated fair value of the Company’s stock when setting stock option price as of the date of each grant. The awards generally vest evenly over four to five years and have a ten year contractual term.

The CCMP Acquisition triggered a “Change of Control” that resulted in the acceleration of vesting, in accordance with the provisions of the 2007 Plan, of the 906,000 stock options issued and outstanding. Accordingly, the Company recognized compensation expense of $1.0 million included in selling, general and administrative expenses in the consolidated statements of operations for the fiscal year ended January 29, 2011 related to the accelerated vesting.

On April 28, 2010, the plan was amended to adjust the number of shares available for issuance to account for a 400-for-1 stock split. Accordingly, the number of shares authorized to be issued under the 2007 Plan increased to 2,105,200 shares. As of January 29, 2011, the Company can no longer grant awards under the 2007 Plan.

2010 Stock Incentive Plan

On February 27, 2010, the Company adopted the Francesca’s Holdings Corporation 2010 Stock Incentive Plan (the “2010 Plan”) to be administered by the Board of Directors or a Committee. Under the 2010 Plan, awards may be in the form of stock options, stock or restricted stock and may be granted to any officers, directors, eligible employees and consultants of the Company. Exercise prices shall not be less than the fair market value of the Company’s common stock at the date of grant as determined by the Board of Directors. The awards generally vest over four to five years and have a ten year contractual term.

On April 28, 2010, the plan was amended to adjust the number of shares available for issuance to account for a 400-for-1 stock split. Accordingly, the number of shares authorized to be issued under the 2010 Plan increased to 2,020,400 shares. As of January 29, 2011 there were 77,312 options remaining that can be granted under the 2010 Plan.

Stock Option Award Modification

In November 2010, the Board of Directors authorized and paid a cash dividend equal to $2.39 per share on its common stock following the issuance of a senior secured credit facility (see Note 5). In accordance with applicable plan documents, stock option holders are entitled to an equitable adjustment to their stock option awards upon, among other events, a recapitalization of the Company. As a result, the Board of Directors approved the reduction of the exercise price of certain outstanding options (724,000 total options) in an amount equal to the per share cash dividend effective on December 12, 2010 to reduce the dilution effect of the cash dividend. No incremental compensation

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expense was recognized because the fair value of the awards did not increase as a result of the modification. Additionally, the Board of Directors allowed certain stock option holders (1,318,000 total options) to participate in the cash dividend in lieu of stock price adjustment. The Company recognized incremental compensation expense of $0.3 million related to vested options for which the option holders received a cash dividend in lieu of the decrease in exercise price.

Stock Options

The following table presents stock options granted, vested and expired and aggregate intrinsic value under the existing share based compensation plans. The intrinsic value of the stock options was calculated based on a $10.19 estimated fair market value per share of the Company’s common stock as of January 29, 2011.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(Per share data)	(in Years)	(In thousands)
Outstanding as of January 30, 2010	906,000	$0.94	8
Options granted	1,994,430	$6.18	9
Options exercised	(457,342)	$0.91	9	$—
Options forfeited or expired	—	$—	—	$—

Outstanding as of January 29, 2011	2,443,088	$5.23	9	$12,126

Exercisable at January 29, 2011	685,340	$2.71	7	$5,127

During fiscal years 2010, 2009 and 2008, 1,994,430, 406,000 and 100,000 stock options, respectively, were granted at a weighted-average grant date fair value of $3.99, $2.77 and $0.06, respectively. In fiscal year 2010, proceeds from stock option exercises amounted to $0.5 million while the intrinsic value amounted to $2.5 million.

The fair value of stock options was estimated on the date of grant using Black Scholes option pricing model using the following assumptions:

	2010	2009	2008
Expected volatility	54.2% - 60.6%	85.4%	53.5%
Risk-free interest rate	1.6% - 3.2%	0.9%	3.2%
Weighted average term	6.27 - 6.5	2.00	6.42
Expected dividend yield	—	—	—

The risk-free interest rate was determined based on the rate of Treasury instruments with maturities similar to those of the expected term of the award being valued. The expected dividend yield was based on the Company’s expectations of not paying dividends on its common stock for the foreseeable future. The expected volatility incorporates historical and implied volatility of similar entities whose share prices are publicly available.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation expense for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009 totaled approximately $2.4 million, $0.1 million and less than $0.1 million, respectively.

The following table summarizes information regarding non-vested outstanding stock options as of January 29, 2011:

	Options	Weighted Average Fair Value at Grant Date
Non-vested as of January 30, 2010	706,000	$1.58
Granted	1,994,430	$3.99
Vested	942,682	$2.09
Cancelled	—	—

Non-vested as of January 29, 2011	1,757,748	$4.04

As of January 29, 2011, there was approximately $7.3 million of total unrecognized compensation cost related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 3.7 years. The total fair value of options vested during the fiscal years ended January 29, 2011, January 30, 2010 and January 30, 2009 was $2.0 million, less than $0.1 million and less than $0.1 million, respectively.

7. Employee Benefits

In October 2009, the Company adopted a Profit Sharing and 401(k) Plan (the “Plan”) under which full-time and part-time employees become eligible to participate following twelve consecutive months of employment. Eligible employees may elect to contribute a percentage of their earnings to the 401(k) component of the Plan, and the Company makes a discretionary contribution to the Plan based on the contribution of the employees. The Profit Sharing component of the Plan is entirely funded by the Company at its sole discretion. Effective January 1, 2011, the 401(k) component of the Plan was amended whereby the Company will make matching contributions equal to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. For the fiscal years ended January 29, 2011 and January 30, 2010, the Company’s matching contributions were $0.1 million and less than $0.1 million, respectively.

8. Commitments and Contingencies

Operating leases

The Company leases boutique space and office space under operating leases expiring in various years through the fiscal year ending 2021. Certain of the leases provide that the Company may cancel the lease, with penalties as defined in the lease, if the Company’s boutique sales at that location fall below an established level. Certain leases provide for additional rent payments to be made when sales exceed a base amount. Certain operating leases provide for renewal options for periods from three to five years at their fair rental value at the time of renewal.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Minimum future rental payments under non-cancellable operating leases as of January 29, 2011, are approximately as follows:

Fiscal Year	Amount
(in thousands)
2011	$15,285
2012	15,656
2013	13,636
2014	12,302
2015	11,309
Thereafter	50,529

$118,717

For the years ended January 29, 2011, January 30, 2010 and January 31, 2009, rent expense totaled $12.2 million, $7.2 million and $5.2 million, respectively. For the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009, common area maintenance charges totaled $2.6 million, $1.5 million and $0.9 million, respectively, and other rental charges amounted to $1.3 million, $0.8 million and $0.7 million, respectively, consisting primarily of property taxes and advertising fees.

Legal Proceedings

From time to time, the Company is subject to various claims and legal proceedings arising in the ordinary course of business. While the outcome of any such claim cannot be predicted with certainty, in the opinion of management, the outcome of these matters will not have a material adverse effect on the Company’s business, results of operations or financial conditions.

9. Segment Reporting and Concentration of Risk

The Company determined its operating segments on the same basis used internally to evaluate performance. The Company’s reporting segments are the operation of boutiques and the e-commerce website, which have been aggregated into one reportable financial segment. The Company aggregates its operating segments because (i) the merchandise offered at retail locations and through the e-commerce business is largely the same, (ii) management believes that the majority of its e-commerce customers are also customers of retail locations and (iii) the merchandise margin of both segments is similar. All of the Company’s identifiable assets are located in the United States.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is net sales information regarding the Company’s major product classes:

	For Fiscal Years Ended
	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands)
Apparel	$70,326	$45,540	$26,829
Jewelry	27,911	16,764	12,281
Accessories	19,567	8,007	5,391
Gifts	17,367	8,949	7,789
Shipping	195	107	—

	135,366	79,367	52,290
Allowance for sales returns	(190)	—	—

Net sales	$135,176	$79,367	$52,290

For fiscal years 2010 and 2009, two of the Company’s vendors accounted for approximately 23% of its purchases, with no single vendor accounting for more than 15% of purchases. In fiscal year 2008, one vendor accounted for 12% of the Company’s total purchases. Those vendors are related parties. See Note 11. Other than those mentioned, no vendor accounted for more than 10% of the Company’s purchases during the fiscal years 2010, 2009 and 2008. The Company believes that there are other vendors that could replace these vendors and therefore loss of one or all would not result in a material disruption to its business.

10. Convertible Redeemable Preferred Stock—Series A

Under its Certificate of Incorporation, the Company is authorized to issue 45,000 shares of undesignated Preferred Stock. In April 2007, the Board of Directors designated 35,000 preferred shares as Convertible Redeemable Preferred Stock—Series A, par value $0.01 per share, all of which were outstanding through February 25, 2010. The recipients of the Preferred Stock simultaneously purchased a portion of the Company’s common stock directly from the common shareholders and then exchanged such common stock for Preferred Stock. Accordingly, to properly record the redemption amount of the Preferred Stock (“Face Amount”) at that time, a distribution in excess of capital was recorded. Distributions in excess of capital primarily represent deemed dividends recorded to properly reflect the redemption value of Preferred Stock. Distributions in excess of capital was charged with these deemed dividends as the Company did not have sufficient retained earnings or additional paid in capital at the time of issuance. Upon conversion of the Preferred Stock to common stock, the redemption value of Preferred Stock was treated as contributed capital, which eliminated the distributions in excess of capital and establish additional paid in capital.

The Convertible Redeemable Preferred Stock—Series A had the following rights and privileges:

•

Dividend—The Preferred Stock accrued cash dividends effective each January 1, whether declared or not, at a rate of 12% per year of the original issue price of the Preferred Stock. In the event that certain earnings before income tax, depreciation and amortization (“EBITDA”) thresholds were met in the calendar year 2007, the dividend rate was to be substituted by 15% or 10%, as appropriate in accordance with the Certificate of Designation governing the Preferred Stock. The Company accrued the required dividends, at the dividend rate of 10%

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

having met the conditions under the Certificate of Designation to use such rate, throughout the year and had considered it when estimating the redemption value of the Preferred Stock at each reporting period in the accompanying consolidated balance sheets. The Preferred Stock could also participate in dividends on common stock, if declared.

•

Voting—The holders of the Preferred Stock voted on an as-converted basis together with the holders of the Company’s common stock as a single class, except with respect to any increase or decrease in the authorized shares of common stock, as to which the holders of the Preferred Stock had no right to vote.

•

Liquidation—Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or the consummation of any Change of Control Transaction (as defined in the Certificate of Designations governing the Preferred Stock) each holder of outstanding shares of Preferred Stock was entitled to receive an amount equal to the greater of (i) $571.43 per share plus all accumulated but unpaid dividends and (ii) the amount that would be distributed or payable in respect of the number of shares of common stock issuable upon conversion of the Preferred Stock if such conversion occurred immediately prior to such liquidation event or change of control transaction.

•

Conversion and redemption feature—The Preferred Stock is convertible into equal number of shares of common stock (adjusted for any stock split) or was mandatorily convertible into common stock upon a Qualified IPO as defined in the Certificate of Designation governing the Preferred Stock. Given that the redemption feature was outside the Company’s control, the Preferred Stock was reflected in the consolidated balance sheets as temporary equity for the period it was outstanding. Upon voluntary or mandatory conversion of the Preferred Stock to common stock all accrued and unpaid dividends were to be deemed automatically satisfied and extinguished without any adjustment to the conversion price or any increase in the number of shares of common stock into which the Preferred Stock was convertible in respect of such accrued but unpaid dividends. The redemption price was the greater of the face amount of the Preferred Stock plus all accrued and unpaid dividends (“Base Amount”) or the fair market value of the Preferred Stock. The Company was required to record the Preferred Stock at its estimated fair market value if determined that the fair market value exceeded the Base Amount. For accounting purposes, the Company has elected to adjust the carrying value of Preferred Stock to equal the redemption value at the end of each reporting period. The increase in redemption value was recorded as a reduction to retained earnings or, in the absence of retained earnings, paid in capital.

The fair value of the Company’s Preferred Stock was estimated using Level 3 inputs. At January 30, 2010, the estimated fair value totaled $85.9 million, exceeding the Base Amount. The fair value was based on the purchase price paid by CCMP upon purchase of approximately 84% of the underlying common shares (into which the shares of Preferred Stock were converted to in February 2010), as further supported by an independent valuation. Accordingly, the Preferred Stock was recorded at its estimated redemption value of $85.9 million, which took into consideration the accrued dividends of $5.6 million. At January 31, 2009, the estimated fair market value of the Preferred Stock, based on an independent valuation, was determined to be less than the Base Amount. Accordingly, the face amount of the Preferred Stock of $20.0 million plus the accrued dividends of $3.6 million appropriately reflected the redemption value of the Preferred Stock at January 31, 2009.

FRANCESCA’S HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 26, 2010, the holders of Preferred Stock exercised their right to convert all of the outstanding Preferred Stock into 14.0 million shares of common stock in connection with the acquisition by CCMP of approximately 84% of the Company’s outstanding shares. Thus, there were no outstanding shares of Preferred Stock at January 29, 2011.

11. Related Party Transactions

Stony Leather, Inc. (“Stony”) and KJK Trading Corporation (“KJK”) are two of the Company’s vendors that supply apparel, jewelry, accessories and gifts. Stony is owned and operated by certain shareholders of the Company while KJK is owned by the brother-in-law of one of the Company’s founders. During the fiscal years 2010, 2009 and 2008, purchases from KJK totaled $6.6 million, $2.8 million and $1 million, respectively, while purchases from Stony totaled $5.0 million, $3.1 million and $2.1 million, respectively. Purchases from Stony and KJK accounted for 10%, 12% and 12%, respectively, and 13%, 11% and 6%, respectively, in each case, for the fiscal years ended 2010, 2009 and 2008, respectively. Accounts payable due to related parties for inventory purchases was not material at January 29, 2011 and January 30, 2010.

The Company entered into a management agreement with the holder of the Preferred Stock where such holder would provide consulting services in exchange for quarterly fees of $62,500. Upon the conversion of the Preferred Stock, the management agreement was terminated. For each of the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009, the Company incurred management fees totaling zero, $0.3 million and $0.3 million which are included in selling, general and administrative expenses in the consolidated statements of operations.

12. Quarterly Financial Data (Unaudited)

	Fiscal Year 2010
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands)
Net sales	$39,882	$35,073	$34,804	$25,417
Gross profit	$20,592	$18,149	$18,782	$12,645
Income from operations.	$8,912	$8,401	$9,709	$2,621
Net income	$4,328	$5,115	$5,861	$1,591

	Fiscal Year 2009
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands)
Net sales	$24,607	$19,501	$20,008	$15,251
Gross profit	$12,932	$10,204	$10,919	$8,068
Income from operations	$4,580	$4,053	$5,591	$3,258
Net income	$2,788	$2,450	$3,390	$1,976

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9,000,000 Shares

Francesca’s Holdings Corporation

Common Stock

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Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Select Market listing fee.

SEC registration fee	$26,344
FINRA filing fee	23,487
The NASDAQ Global Select Market listing fee	65,000
Accounting fees and expenses	85,000
Legal fees and expenses	250,000
Blue Sky fees and expenses	50,000
Transfer Agent fees and expenses	1,000
Printing and engraving expenses	40,000
Miscellaneous Expenses	25,000

Total	565,831

Item 14.	Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation in its certificate of incorporation or an amendment to eliminate or limit the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he or she is a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against and incurred by such person in any indemnified capacity, or arising out of such person’s status as such, regardless of whether the corporation would otherwise have the power to indemnify under Delaware law.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by Delaware law and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We have entered into indemnification agreements with each of our directors and executive officers. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer or in connection with his or her service at our request for another corporation or entity.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement to be filed as an exhibit to this registration statement will provide for indemnification of us and our directors and certain of our officers by the underwriters for certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of common stock and preferred stock issued and options granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Issuances of Capital Stock

(1)	Common Stock

On February 25, 2010, the Registrant issued 406,000 shares of common stock, as adjusted for the 400-for-1 stock split, to an employee in connection with the exercise of stock options granted pursuant to the Registrant’s 2007 Stock Incentive Plan.

On November 11, 2010, the Registrant issued 38,325 shares of common stock to an employee in connection with the exercise of stock options granted pursuant to the Registrant’s 2010 Stock Incentive Plan.

On December 16, 2010, the Registrant issued 13,017 shares of common stock to an employee in connection with the exercise of stock options granted pursuant to the Registrant’s 2010 Stock Incentive Plan.

On March 29, 2011, the Registrant issued 12,775 shares of common stock to an employee in connection with the exercise of stock options granted pursuant to the Registrant’s 2010 Stock Incentive Plan.

On April 1, 2011, the Registrant issued 9,609 shares of common stock to an employee in connection with the exercise of stock options granted pursuant to the Registrant’s 2010 Stock Incentive Plan.

On April 5, 2011, the Registrant issued 4,258 shares of common stock to an employee in connection with the exercise of stock options granted pursuant to the Registrant’s 2010 Stock Incentive Plan.

On May 9, 2011, the Registrant issued 12,500 shares of common stock to an employee in connection with the exercise of stock options granted pursuant to the Registrant’s 2010 Stock Incentive Plan.

On May 10, 2011, the Registrant issued 22,259 shares of common stock to certain employees in connection with the exercise of stock options granted pursuant to the Registrant’s 2010 Stock Incentive Plan.

On June 1, 2011, the Registrant issued 9,000 shares of common stock to an employee in connection with the exercise of stock options granted pursuant to the Registrant’s 2010 Stock Incentive Plan.

(2)	Preferred Stock

None.

(b)	Stock Option Grants

On April 1, 2008, the Registrant granted a stock option to purchase 100,000 shares of common stock at an exercise price of $1.43 per share, as adjusted for the 400-for-1 stock split, to an employee pursuant to the Registrant’s 2007 Stock Incentive Plan.

On October 5, 2009, the Registrant granted a stock option to purchase 406,000 shares of common stock at an exercise price of $0.34 per share, as adjusted for the 400-for-1 stock split, to an employee pursuant to the Registrant’s 2007 Stock Incentive Plan.

On March 26, 2010, the Registrant granted stock options to purchase 1,062,400 shares of common stock at an exercise price of $6.13 per share, as adjusted for the 400-for-1 stock split, to certain employees pursuant to the Registrant’s 2010 Stock Incentive Plan.

On May 1, 2010, the Registrant granted stock options to purchase 400,000 shares of common stock at an exercise price of $6.13 per share to certain employees pursuant to the Registrant’s 2010 Stock Incentive Plan.

On July 1, 2010, the Registrant granted a stock option to purchase 80,000 shares of common stock at an exercise price of $6.13 per share to an employee pursuant to the Registrant’s 2010 Stock Incentive Plan.

On December 1, 2010, the Registrant granted stock options to purchase 452,030 shares of common stock at an exercise price of $10.19 per share to certain employees pursuant to the Registrant’s 2010 Stock Incentive Plan.

No underwriters were involved in the foregoing issuances of securities. The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 of the Securities Act or Section 4(2) of the Securities Act. The offers, sales and issuances of the securities that were deemed to be exempt in reliance on Rule 701 were transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The offers, sales and issuances of the securities that were deemed to be exempt in reliance upon Section 4(2) were each transactions not involving any public offering, and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act who were acquiring the applicable securities for investment and not distribution and had represented that they could bear the risks of the investment. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Francesca’s Holdings Corporation (incorporated by reference to Exhibit 3.3 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

3.2	Amended and Restated Bylaws of Francesca’s Holdings Corporation (incorporated by reference to Exhibit 3.4 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

4.1	Form of Specimen Common Stock of Francesca’s Holdings Corporation (incorporated by reference to Exhibit 4.1 of Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 13, 2011).

5.1	Opinion of O’Melveny & Myers LLP.

10.1	Stockholders’ Agreement, dated as of February 26, 2010, among Francesca’s Holdings Corporation, CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., Francesca’s Collections, Inc., the Management Stockholders signatory thereto and any other Persons signatory thereto from time to time (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on April 19, 2011).

10.2	Amended and Restated Credit Agreement, dated as of July 27, 2011, among Borrower, Parent, the Guarantors, the lenders party thereto, Royal Bank of Canada, as Administrative Agent and as Collateral Agent, and KeyBank National Association, as Syndication Agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Francesca’s Holdings Corporation on July 29, 2011).

10.3	Guaranty and Security Agreement, dated as of November 17, 2010, among Francesca’s Collections, Inc., the other guarantors party thereto, and Royal Bank of Canada, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.5	Francesca’s Holdings Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.6	Employee Stock Option Agreement for Theresa Backes, dated as of December 1, 2007 (incorporated by reference to Exhibit 10.6 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.7	Francesca’s Holdings Corporation 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

Exhibit Number	Description

10.8	Nonqualified Stock Option Agreement for John De Meritt, dated as of March 31, 2010 (incorporated by reference to Exhibit 10.8 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.9	Nonqualified Stock Option Agreement for Khalid M. Malik, dated as of March 31, 2010 (incorporated by reference to Exhibit 10.9 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.10	Nonqualified Stock Option Agreement for Cynthia Thomassee, dated as of May 1, 2010 (incorporated by reference to Exhibit 10.10 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.11	Nonqualified Stock Option Agreement for Gene Morphis, dated as of December 14, 2010 (incorporated by reference to Exhibit 10.11 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.12	Nonqualified Stock Option Agreement for Richard J. Emmett, dated as of March 31, 2010 (incorporated by reference to Exhibit 10.12 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.13	Francesca’s Holdings Corporation 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.14	Francesca’s Holdings Corporation 2011 Equity Incentive Plan - Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.14 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.15	Francesca’s Holdings Corporation 2011 Equity Incentive Plan - Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.15 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.16	Francesca’s Holdings Corporation 2011 Executive Bonus Plan (incorporated by reference to Exhibit 10.16 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.17	Employment Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and John De Meritt, dated as of February 26, 2010 (incorporated by reference to Exhibit 10.17 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.18	Employment Letter Agreement between Francesca’s Holdings Corporation and Gene Morphis, dated as of September 9, 2010 (incorporated by reference to Exhibit 10.18 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.19	Employment Letter Agreement between Francesca’s Holdings Corporation and Theresa Backes (incorporated by reference to Exhibit 10.19 of Amendment No. 1 to

Exhibit Number	Description

the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.20	Employment Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and Kyong Yi Gill, dated as of February 26, 2010 (incorporated by reference to Exhibit 10.20 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.21	Employment Letter Agreement between Francesca’s Holdings Corporation and Khalid M. Malik, dated as of November 12, 2009 (incorporated by reference to Exhibit 10.21 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.22	Agreement and First Amendment to Employment Letter Agreement between Francesca’s Holdings Corporation and Khalid M. Malik, dated as of February 26, 2010 (incorporated by reference to Exhibit 10.22 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.23	Letter Agreement between Francesca’s Holdings Corporation and Richard J. Emmett, dated as of November 12, 2009 (incorporated by reference to Exhibit 10.23 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on June 14, 2011).

10.24	Amendment to Letter Agreement between Francesca’s Holdings Corporation and Richard J. Emmett, dated as of February 26, 2010 (incorporated by reference to Exhibit 10.24 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.25	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.25 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.26	Commitment Letter, dated May 23, 2011, among Royal Bank of Canada, KeyBank National Association and Francesca’s Collections, Inc. (incorporated by reference to Exhibit 10.26 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on June 14, 2011).

10.27	Amended and Restated Employment Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and John De Meritt, dated as of July 14, 2011 (incorporated by reference to Exhibit 10.27 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.28	Amendment to Employment Letter Agreement between Francesca’s Holdings Corporation and Gene Morphis, dated as of July 14, 2011 (incorporated by reference to Exhibit 10.28 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.29	Employment Letter Agreement between Francesca’s Collections, Inc. and Theresa Backes, dated as of July 14, 2011 (incorporated by reference to Exhibit 10.29 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.30	Amended and Restated Employment Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and Kyong Yi Gill, dated as of July 14,

Exhibit Number	Description

2011 (incorporated by reference to Exhibit 10.30 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.31	Employment Letter Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and Khalid M. Malik, dated as of July 14, 2011 (incorporated by reference to Exhibit 10.31 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.32	Commercial Park Lease, dated as of December 27, 2011, Francesca’s Collections, Inc. and Weingarten/Lufkin, Inc.

16.1	Letter from BDO USA, LLP (formerly known as BDO Seidman, LLP) to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on April 19, 2011).

21.1	Subsidiaries of Francesca’s Holdings Corporation.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of BDO USA, LLP (formerly known as BDO Seidman, LLP).

23.3	Consent of O’Melveny & Myers LLP (included as part of Exhibit 5.1).

24.1	Powers of Attorney (included on signature pages to the Registration Statement).

101	(i) the Unaudited Consolidated Balance Sheets as of October 29, 2011 and January 29, 2011; (ii) the Unaudited Consolidated Statements of Operations for the thirteen and thirty-nine weeks ended October 29, 2011 and October 30, 2010; (iii) the Unaudited Consolidated Statement of Changes In Stockholders’ Equity (Deficit) for the thirty-nine weeks ended October 29, 2011; (iv) the Unaudited Consolidated Statements of Cash Flows for the thirty-nine weeks ended October 29, 2011 and October 30, 2010; (v) the Notes to Unaudited Consolidated Financial Statements; (vi) the Consolidated Balance Sheets as of January 29, 2011 and January 30, 2010; (vii) the Consolidated Statements of Operations for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009; (viii) the Consolidated Statements of Changes in Convertible Redeemable Preferred Stock and Shareholders’ Deficit for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009; (ix) the Consolidated Statements of Cash Flows for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009; and (x) the Notes to Consolidated Financial Statements.

(b)	Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 18th day of January, 2012.

FRANCESCA’S HOLDINGS CORPORATION

By:	/s/ John De Meritt
Name: John De Meritt Title: President, Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Francesca’s Holdings Corporation, hereby severally constitute and appoint John De Meritt and Gene Morphis, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ John De Meritt John De Meritt	President, Chief Executive Officer and Director (Principal Executive Officer)	January 18, 2012

/s/ Gene Morphis Gene Morphis	Chief Financial Officer (Principal Financial and Accounting Officer)	January 18, 2012

/s/ Greg Brenneman Greg Brenneman	Director, Non-Executive Chairman	January 18, 2012

/s/ Kyong Gill Kyong Gill	Director, Executive Vice Chairperson	January 18, 2012

/s/ Patricia A. Bender Patricia A. Bender	Director	January 18, 2012

Signature	Title	Date

/s/ Neill Davis Neill Davis	Director	January 18, 2012

/s/ Richard Emmett Richard Emmett	Director	January 18, 2012

/s/ Joseph Scharfenberger Joseph Scharfenberger	Director	January 18, 2012

/s/ Richard Zannino Richard Zannino	Director	January 18, 2012

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Francesca’s Holdings Corporation (incorporated by reference to Exhibit 3.3 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

3.2	Amended and Restated Bylaws of Francesca’s Holdings Corporation (incorporated by reference to Exhibit 3.4 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

4.1	Form of Specimen Common Stock of Francesca’s Holdings Corporation (incorporated by reference to Exhibit 4.1 of Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 13, 2011).

5.1	Opinion of O’Melveny & Myers LLP.

10.1	Stockholders’ Agreement, dated as of February 26, 2010, among Francesca’s Holdings Corporation, CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., Francesca’s Collections, Inc., the Management Stockholders signatory thereto and any other Persons signatory thereto from time to time (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on April 19, 2011).

10.2	Amended and Restated Credit Agreement, dated as of July 27, 2011, among Borrower, Parent, the Guarantors, the lenders party thereto, Royal Bank of Canada, as Administrative Agent and as Collateral Agent, and KeyBank National Association, as Syndication Agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Francesca’s Holdings Corporation on July 29, 2011).

10.3	Guaranty and Security Agreement, dated as of November 17, 2010, among Francesca’s Collections, Inc., the other guarantors party thereto, and Royal Bank of Canada, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.5	Francesca’s Holdings Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.6	Employee Stock Option Agreement for Theresa Backes, dated as of December 1, 2007 (incorporated by reference to Exhibit 10.6 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.7	Francesca’s Holdings Corporation 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

1

Exhibit Number	Description

10.8	Nonqualified Stock Option Agreement for John De Meritt, dated as of March 31, 2010 (incorporated by reference to Exhibit 10.8 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.9	Nonqualified Stock Option Agreement for Khalid M. Malik, dated as of March 31, 2010 (incorporated by reference to Exhibit 10.9 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.10	Nonqualified Stock Option Agreement for Cynthia Thomassee, dated as of May 1, 2010 (incorporated by reference to Exhibit 10.10 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.11	Nonqualified Stock Option Agreement for Gene Morphis, dated as of December 14, 2010 (incorporated by reference to Exhibit 10.11 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.12	Nonqualified Stock Option Agreement for Richard J. Emmett, dated as of March 31, 2010 (incorporated by reference to Exhibit 10.12 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.13	Francesca’s Holdings Corporation 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.14	Francesca’s Holdings Corporation 2011 Equity Incentive Plan - Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.14 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.15	Francesca’s Holdings Corporation 2011 Equity Incentive Plan - Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.15 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.16	Francesca’s Holdings Corporation 2011 Executive Bonus Plan (incorporated by reference to Exhibit 10.16 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.17	Employment Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and John De Meritt, dated as of February 26, 2010 (incorporated by reference to Exhibit 10.17 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.18	Employment Letter Agreement between Francesca’s Holdings Corporation and Gene Morphis, dated as of September 9, 2010 (incorporated by reference to Exhibit 10.18 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.19	Employment Letter Agreement between Francesca’s Holdings Corporation and Theresa Backes (incorporated by reference to Exhibit 10.19 of Amendment No. 1 to

2

Exhibit Number	Description

the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.20	Employment Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and Kyong Yi Gill, dated as of February 26, 2010 (incorporated by reference to Exhibit 10.20 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.21	Employment Letter Agreement between Francesca’s Holdings Corporation and Khalid M. Malik, dated as of November 12, 2009 (incorporated by reference to Exhibit 10.21 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.22	Agreement and First Amendment to Employment Letter Agreement between Francesca’s Holdings Corporation and Khalid M. Malik, dated as of February 26, 2010 (incorporated by reference to Exhibit 10.22 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.23	Letter Agreement between Francesca’s Holdings Corporation and Richard J. Emmett, dated as of November 12, 2009 (incorporated by reference to Exhibit 10.23 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on June 14, 2011).

10.24	Amendment to Letter Agreement between Francesca’s Holdings Corporation and Richard J. Emmett, dated as of February 26, 2010 (incorporated by reference to Exhibit 10.24 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.25	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.25 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on May 24, 2011).

10.26	Commitment Letter, dated May 23, 2011, among Royal Bank of Canada, KeyBank National Association and Francesca’s Collections, Inc. (incorporated by reference to Exhibit 10.26 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on June 14, 2011).

10.27	Amended and Restated Employment Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and John De Meritt, dated as of July 14, 2011 (incorporated by reference to Exhibit 10.27 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.28	Amendment to Employment Letter Agreement between Francesca’s Holdings Corporation and Gene Morphis, dated as of July 14, 2011 (incorporated by reference to Exhibit 10.28 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.29	Employment Letter Agreement between Francesca’s Collections, Inc. and Theresa Backes, dated as of July 14, 2011 (incorporated by reference to Exhibit 10.29 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.30	Amended and Restated Employment Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and Kyong Yi Gill, dated as of July 14,

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Exhibit Number	Description

2011 (incorporated by reference to Exhibit 10.30 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.31	Employment Letter Agreement between Francesca’s Holdings Corporation, Francesca’s Collections, Inc. and Khalid M. Malik, dated as of July 14, 2011 (incorporated by reference to Exhibit 10.31 of Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on July 14, 2011).

10.32	Commercial Park Lease, dated as of December 27, 2011, Francesca’s Collections, Inc. and Weingarten/Lufkin, Inc.

16.1	Letter from BDO USA, LLP (formerly known as BDO Seidman, LLP) to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Registration Statement on Form S-1 (File No. 333-173581) filed by Francesca’s Holdings Corporation on April 19, 2011).

21.1	Subsidiaries of Francesca’s Holdings Corporation.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of BDO USA, LLP (formerly known as BDO Seidman, LLP).

23.3	Consent of O’Melveny & Myers LLP (included as part of Exhibit 5.1).

24.1	Powers of Attorney (included on signature pages to the Registration Statement).

101	(i) the Unaudited Consolidated Balance Sheets as of October 29, 2011 and January 29, 2011; (ii) the Unaudited Consolidated Statements of Operations for the thirteen and thirty-nine weeks ended October 29, 2011 and October 30, 2010; (iii) the Unaudited Consolidated Statement of Changes In Stockholders’ Equity (Deficit) for the thirty-nine weeks ended October 29, 2011; (iv) the Unaudited Consolidated Statements of Cash Flows for the thirty-nine weeks ended October 29, 2011 and October 30, 2010; (v) the Notes to Unaudited Consolidated Financial Statements; (vi) the Consolidated Balance Sheets as of January 29, 2011 and January 30, 2010; (vii) the Consolidated Statements of Operations for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009; (viii) the Consolidated Statements of Changes in Convertible Redeemable Preferred Stock and Shareholders’ Deficit for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009; (ix) the Consolidated Statements of Cash Flows for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009; and (x) the Notes to Consolidated Financial Statements.

(b)	Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

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